      As filed with the Securities and Exchange Commission on June 26, 2009
                                                Registration No. 333-159383

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                               Amendment No. 1 to
                             REGISTRATION STATEMENT
                                Under Schedule B
                          of The Securities Act of 1933

                       ----------------------------------

                            The State Treasury of the
                               Republic of Poland
                              (Name of Registrant)

                              CT Corporation System
                                111 Eighth Avenue
                               New York, NY 10011
           (Name and address of authorized agent in the United States)

            It is requested that copies of notices and communications
             from the Securities and Exchange Commission be sent to:

                      Francis Fitzherbert-Brockholes, Esq.
                                White & Case LLP
                               5 Old Broad Street
                                 London EC2N 1DW
                                 United Kingdom

                       ----------------------------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

The securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

                                      CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
                                                   Proposed
                                                   maximum          Proposed maximum
Title of each class of        Amount to be         offering price   aggregate offering   Amount of
securities to be registered   registered           per unit (1)     price (1)            registration fee(2)
---------------------------   ------------------   --------------   ------------------   -------------------
Debt Securities               U.S.$4,000,000,000   100%             U.S.$4,000,000,000   U.S.$223,200
---------------------------   ------------------   --------------   ------------------   -------------------

----------
(1)  Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.

(2)  Pursuant to Rule 457(p) under the Securities Act of 1933, a filing fee of
     U.S.$341,330 has already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement under
     Schedule B of the Securities Act of 1933 (No. 333-128112) filed by the
     Registrant on September 29, 2005 and is being carried forward. The filing fee of U.S.$223,200 due for this registration statement is offset against the registration fee previously paid. No additional registration fee has been paid with respect to this registration statement.

                       ----------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                              CROSS REFERENCE SHEET

The following are cross references between Schedule B of the Securities Act of
1933 and the Prospectus and the Registration Statement:

                           Heading in Prospectus or
     Schedule B Item       location in Registration Statement
     ---------------       -----------------------------------------------------
     1.....................Cover Page
     2.....................Use of Proceeds
     3.....................Public Debt; Tables and Supplementary Information
     4.....................Public Debt
     5.....................Public Finance
     6.....................*
     7.....................Authorized Agent in the United States
     8.....................*
     9.....................*
     10....................Plan of Distribution*
     11....................**
     12....................Validity of the Securities
     13....................*
     14....................**

     ----------
     *    Information to be provided from time to time in the prospectus supplements and/or pricing supplements to be delivered in connection with any offering of debt securities.

     **   Information included in Part II of this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

                               THE STATE TREASURY
                                       of
                             THE REPUBLIC OF POLAND
                                 Represented by
                             The Minister of Finance

                                 Debt Securities

The State Treasury of the Republic of Poland may offer up to U.S.$4,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be unconditional, unsecured and general obligations of the Republic of Poland. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.

The State Treasury of the Republic of Poland will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

                                   ----------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                   ----------

June 26, 2009

                              ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the State Treasury of the Republic of Poland, known as the State Treasury, filed with the Securities and Exchange Commission, or the SEC, under a "shelf" registration process. Under this shelf registration process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$4,000,000,000. This prospectus provides you with basic information about the Republic of Poland, or
Poland, and a general description of the debt securities the State Treasury may offer. Each time the State Treasury sells debt securities under this shelf registration process, it will provide a prospectus supplement that will contain updated information about Poland, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement. References herein to the prospectus are also to the relevant prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

All references to "U.S. dollars" or "U.S.$" in this prospectus are to United
States dollars, all references to "zloty" or "PLN" are to Polish zloty, all references to "(euro)" are to the euro, the currency of the adopting member states of the European Union, or the EU. All currency conversions in this prospectus are at the National Bank of Poland's official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, the State Treasury has converted certain amounts from zloty into U.S. dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date.
The following table sets forth the zloty to U.S. dollar, the zloty to euro and the euro to U.S. dollar exchange rates for the last day of the periods indicated
and the average exchange rates during the periods indicated.

                              2004       2005       2006       2007       2008
                            --------   --------   --------   --------   --------
                                               (PLN per U.S.$)(1)
Year end ................     2.9904     3.2613     2.9105     2.4350     2.9618
Average for year ........     3.6540     3.2348     3.1025     2.7667     2.4092
                                               (PLN per (EURO))(1)
Year end....................  4.0790     3.8598     3.8312     3.5820     4.1724
Average for year............  4.5340     4.0254     3.8951     3.7829     3.5166
                                               ((euro) per U.S.$)(2)
Year end....................  1.3538     1.1842     1.3197     1.4603     1.3919
Average for year............  1.2438     1.2448     1.2563     1.3704     1.4725
----------
(1)  Source: National Bank of Poland
(2)  Source: Federal Reserve Bank of New York

For information on the convertibility of the zloty, see "Monetary and
Financial System--Exchange Rate Policy".

Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Poland for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus.

Unless otherwise stated, all references to increases or decreases in gross domestic product, or GDP, are to increases or decreases in real GDP, that is, to increases or decreases in nominal GDP adjusted to reflect the rate of inflation over the relevant period. References to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index, or CPI, of a specific month against the index for the same month in the immediately preceding year.

This prospectus includes forward-looking statements. All statements other than statements of historical fact included in this prospectus regarding, among other things, Poland's economy, fiscal condition, politics, debt or prospects may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as
"may", "will", "expect", "project", "intend", "estimate", "anticipate",
"believe", "continue", "could", "should", "would" or the like. Although the
State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to have been correct. The State Treasury undertakes no obligation to

                                      -ii-

update the forward-looking statements contained in this prospectus or any other forward-looking statement it may make.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as at any date other than the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any of our Securities in any jurisdiction in which such offer or solicitation would be unlawful.

Poland's internet address is http://www.poland.pl and the Ministry of Finance's internet address is http://www.mofnet.gov.pl. The information contained on or accessible from our websites does not constitute a part of this prospectus and is not incorporated by reference herein.

                                      -iii-

                                TABLE OF CONTENTS

                                      -iv-

                                 USE OF PROCEEDS

Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland's State budget borrowing requirements or for general financing purposes. See "Public
Finance".

                                       -1-

                             THE REPUBLIC OF POLAND

Overview

Poland is one of the largest countries in Central Europe with a total territory
(comprising land area, internal waters and territorial sea) of 322,575 square kilometers. Situated on the Baltic Sea, Poland has a coastline of 770 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine,
Belarus, Lithuania and the Russian Federation. Poland's terrain is comprised largely of lowlands traversed by its main river, the Vistula, with lakes, rivers and marshes across the northern and central regions, and several mountain ranges, including the Tatras, in the south. Poland has more than 90,000 square kilometers of forest (approximately 30.1 percent of Poland's total land area)
and 140,000 square kilometers of arable land (approximately 44.1 percent of
Poland's total territory).

With a population of approximately 38.1 million, Poland is also one of the most populated countries in Central Europe. Population density is estimated at approximately 122 persons per square kilometer, with approximately 61.1 percent of the population living in urban areas. Warsaw, the capital of Poland and its largest city, has an estimated population of 1.7 million. Sixteen other urban centers each have populations in excess of 200,000.

Poland is an ethnically and religiously homogeneous country. Approximately 98.0 percent of the population is ethnically Polish and speaks Polish. Germans constitute the largest minority group, numbering approximately 153,000 persons concentrated principally in Silesia. Smaller ethnic and national groups have cultural ties to neighboring states such as Belarus, Ukraine and Lithuania. It is estimated that approximately 93.0 percent of the population is Roman
Catholic.

Constitution, Government and Political Parties

Background

After being partitioned by Russia, Prussia and the Austro-Hungarian Empire from the late eighteenth century to the early twentieth century, Poland re-emerged as an independent and democratic State after World War I. In September 1939, the
German and Soviet invasions of Poland commenced six years of military, social and economic devastation. At the conclusion of World War II, the Yalta and
Potsdam Agreements resulted in the subordination of Poland to the Soviet Union.

For the next 45 years, the Communist Party dominated the Government. Government policy during this period was guided by a program of nationalization of industry, expropriation of large private landholdings, central planning of the economy and the suppression of political dissent. In 1952, Poland adopted a constitution that institutionalized a Stalinist system of de facto one-party rule by the Communist Party. Political and economic crises occurred in the
1950s, 1960s and 1970s.

Solidarity, the first independent trade union in the Soviet bloc, was formed in
1980 and soon consolidated the growing popular discontent with the Communist government. On December 13, 1981, in response to the threat of general country-wide strikes, the Government declared martial law and outlawed
Solidarity. Martial law continued for 18 months until July 1983. In the following years, the Government attempted to implement incremental political liberalization (although Solidarity remained banned) and economic austerity, but the economy continued to falter.

In April 1989, the Communist Government and the democratic opposition led by
Solidarity agreed to a power sharing arrangement and competitive elections to a bicameral parliament. In June 1989, the overwhelming victory of Solidarity candidates in elections for available seats in the Parliament signalled the end of the political monopoly of the Communist Party. In May 1990, local elections were held in which Solidarity achieved a similar victory. In November 1990, the first free national election for President in the post-World War II era resulted in the election of Lech Walesa, who had played an historic role in the formation and leadership of Solidarity. In October 1991, the first free election for the entire Parliament was held. The last Russian troops, units of which had been stationed in Poland since the end of World War II, were withdrawn in 1993.

                                       -2-

The Constitution and Political System

Under the Constitution adopted in 1997, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four-year term in general elections. The Sejm consists of 460 members and the Senate consists of 100 members. Generally, electoral rules for the Sejm stipulate that a minimum of five percent share of the popular vote must be gained by a party (eight percent for party coalitions) to gain seats. All legislation must be approved by the Sejm and the Senate, and signed by the
President. In addition, the Sejm has the power to overrule the Senate by an absolute majority vote and to overrule the President by a 60.0 percent majority vote comprising of at least half the total number of deputies. The President, with the approval of the Senate, or the Sejm, may call a referendum on matters of fundamental importance to the country.

Under the Constitution, fascist, communist and racist political parties are banned. The Constitution also establishes the independence of the National Bank of Poland, or NBP, Poland's central bank, which is charged with the responsibility of maintaining the value of the national currency, the Polish zloty. The Constitution also grants the NBP the exclusive power of setting and implementing monetary policy. Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if, as a result, public debt would exceed 60.0 percent of GDP. There are also certain budget-related requirements that apply if public debt exceeds 50.0 percent of
GDP. See "Public Debt - Debt Management". Moreover, since 1999, under the
Constitution a budget act may not provide for the financing of the budget deficit by the NBP. These limitations are intended to safeguard the fiscal health of the economy.

Under the Constitution, the President is elected by direct vote for a five-year term and may be re-elected only once. Presidential powers include the right to initiate legislation, to veto legislative acts and, in certain instances, to dissolve Parliament. The President's power to dissolve Parliament is limited to instances where the Sejm fails to present the annual budget act for the
President's signature within four months of receipt thereof from the Government, or where the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided for in the
Constitution. The President commands the armed forces, represents the State in its foreign relations, appoints the judges of the Supreme Court and nominates the Prime Minister as well as the president of the NBP, subject to approval by the Parliament.

The Prime Minister is the head of the Council of Ministers and is responsible for forming the Government, which must then receive a vote of confidence from the Sejm.

Poland is divided into 16 provinces, known as voivodships. Each voivodship is represented by a provincial governor, or voivode, appointed by the Government, who represents the Government at the voivodship level. There are three levels of independent territorial self-government: voivodships, poviats and gminas. There are 16 voivodships at the top level (where self-governing authorities are located alongside government-appointed voivods), 314 counties as poviats at the intermediate level and 65 cities with poviat status and 2,478 basic units of locally-elected governments, known as gminas. Self-governing authorities are elected by popular vote. All of the self-governing entities are financially autonomous and independent of each other and of the Government. The Prime
Minister may limit their activities only to the extent that their actions conflict with national law. The self-governing entities are financed by a share of national taxes and by their own revenues, such as local taxes and fees. The gminas are entitled under the Constitution to exercise powers that are not designated as powers of other public authorities.

Judicial authority is vested in the Supreme Court and appellate, regional and district courts. A separate Constitutional Tribunal has jurisdiction over all matters relating to constitutional matters.

Current Government and Politics

The most recent presidential elections were held in October 2005. Lech Kaczynski of the Law and Justice (PiS) party received the most votes, with 54.0 percent of the vote in the final round of election,

                                       -3-

beating Donald Tusk of the Civic Platform (PO) party who received 46.0 percent of the vote. Mr. Kaczynski assumed the office of President on December 23, 2005.

The most recent Parliamentary elections were held on October 21, 2007. Following these elections the Civic Platform (PO) party received 41.5 percent of the vote, the Law and Justice (PiS) party received 32.1 percent of the vote, the Left
(Lewica) party received 13.2 percent of the vote and the Polish People's Party
(PSL) received 8.9 percent of the vote. The Samoobrona "Self-Defence" party and the Polish Families League (LPR) did not reach the threshold level of votes required for entry of a political party to the Parliament.

The Civic Platform and the Polish People's Party have formed a governing coalition. As a result, Mr. Tusk became the Prime Minister and Waldemar Pawlak, a leader in the Polish People's Party, became the Deputy Prime Minister.
Representatives of the Civic Platform have been appointed as head of most government ministries with the exception of the Ministry of Economy, the
Ministry of Agriculture and Rural Development and the Ministry of Labour and
Social Policy, which are headed by representatives of the Polish People's Party.

The following table shows a breakdown of the distribution of seats in the Sejm
(by party) and the Senate (by caucus) as at April 24, 2009:

                                                                  Seats
                                                         -----------------------
     Sejm
     Civic Platform (PO)..............................             208
     Law and Justice (PiS)............................             152
     Left (Lewica)....................................              44
     Polish People's Party (PSL)......................              31
     Poland XXI.......................................               6
     SDPL-Nowa Lewica (SDPL-NL).......................               5
     Demokratyczne Koto Poselskie (DKP)...............               3
     Unaffiliated.....................................              11
                                                         -----------------------
     Total............................................             460

                                                                  Seats
                                                         -----------------------
     Senate
     Civic Platform (PO)..............................              57
     Law and Justice (PiS)............................              38
     Unaffiliated.....................................               5
                                                         -----------------------
     Total............................................             100

The most recent local elections were held in November 2006 with votes spread between local committees and main political parties.

The next Parliamentary elections are expected to be held in 2011. Local elections and the next Presidential election are scheduled for 2010.

International Relations

Poland is a founding member of the United Nations, belongs to most international organizations and maintains diplomatic relations with 182 countries. In 1967,
Poland joined the General Agreement on Tariffs and Trade, or GATT, and is a
member of the World Trade Organization, or WTO, the successor to GATT. In 1986,
Poland rejoined the International Bank for Reconstruction and Development, known as the World Bank, and the International Monetary Fund, or IMF, having withdrawn its original memberships in 1950. Poland is also a member of the International
Finance Corporation, and was a founding member of the European Bank for
Reconstruction and Development, or EBRD. In 1996, Poland was accepted for full membership in the Organization for Economic Cooperation and Development, or
OECD. Poland is also a member of the International Development Association, or
IDA, the Council of Europe Development Bank, or CEB, and the European Investment
Bank, or EIB.

                                       -4-

In November 1992, Poland signed an agreement on free trade with the member countries of the European Free Trade Association, or EFTA. By 2001, in
accordance with the terms of this agreement, Poland had removed tariff barriers for almost all industrial goods from EFTA countries.

On March 12, 1999, Poland became a member of the North Atlantic Treaty
Organization.

European Union Membership

In December 1991, Poland signed a "Europe Agreement" with the European
Community, now the European Union, or the EU, establishing a trade and political association between Poland and the EU. The Europe Agreement became fully effective in 1994, and on April 8, 1994, Poland submitted a formal application for full EU membership.

The accession negotiations between Poland and the EU lasted for more than four years, having been officially launched on March 31, 1998 and finalized at the
Copenhagen summit on December 13, 2002. In accordance with the timetable drawn up at the Copenhagen summit in December 2002, Poland and nine other candidate countries signed the Accession Treaty with the European Union, or the Accession
Treaty, on April 16, 2003 in Athens. The Accession Treaty was ratified by all EU members and candidate countries and came into force on May 1, 2004.

For the purpose of European elections, Poland is subdivided into constituencies, in the same way as the United Kingdom, Ireland, Italy, France and Belgium.
Unlike those countries, the number of seats in each subconstituency is not decided until after the election. Poland therefore is sometimes treated as a single constituency for reporting purposes. After the European Parliamentary elections of 2009, Poland had 50 members of the European Parliament. As in the
Polish Parliament, the Civic Platform and the Law and Justice party will hold a substantial portion of the Polish seats in the European Parliament, 25 seats and
15 seats respectively.

As membership in the European Economic and Monetary Union and the adoption of the single currency are both required by the Accession Treaty and have been set as objectives of the Polish government, Poland is continuing a dialogue with the
EU on these matters. As a member state, Poland is subject to multilateral surveillance by the EU's Council. Poland is obliged to prepare an annual
Convergence Program covering fiscal policy, Poland's main assumptions underlying its economic outlook, and an assessment of economic policy measures and their budgetary impact. This information must cover the current and previous year and include forecasts for at least the next three years.

One of the most important issues for the first years of Poland's membership of the EU has been to implement effectively projects financed by the EU in accordance with the Accession Treaty. This is in line with the principle of
European solidarity, which aims to help less developed EU countries bridge the gap in their economic and social development vis-a-vis the more affluent member states.

Polish membership in the European Union resulted in a major inflow of EU funds and between May 2004 and April 2009, the inflow of EU resources into Poland was approximately EUR 31 billion (mostly from structural funds and payments under the Common Agricultural Policy). Conversely, Poland only made approximately
EUR 13.9 billion of "Own Resources" payments to the EU. The net inflow of EU resources is projected to rise in 2009 and in subsequent years mainly because of the progress in implementation of the operational programs of the EU's Cohesion
Policy between 2007 and 2013. EU funds are expected to provide additional support for the Polish economy.

                                       -5-

The following table sets forth information relating to the inflow of EU funds for the periods indicated.
                                                         Inflow of EU Funds
                                 ------------------------------------------------------------------
                                        2004
                                  (May - December)       2005        2006        2007        2008
                                 ------------------   ---------   ---------   ---------   ---------
                                                      (in millions of (EURO))
Pre-accession Funds                           483.0       672.2       222.3       856.0        34.7
Cohesion Policy                             1,050.1     1,004.6     2,145.7     4,740.6     5,169.8
Common Agricultural Policy                    297.4     1,542.1     2,154.1     2,553.3     2,031.2
Transition Facility                               -        10.3        25.6        33.7        16.8
Cash Flow Facility Instrument                 490.3       612.0       514.3           -           -
Schengen Facility                             103.4       103.9       106.7           -           -
Other Funds                                    53.4        73.0       100.2        77.3       139.5
Migratory Funds                                   -           -           -           -         4.5
                                 ------------------   ---------   ---------   ---------   ---------
Total                                       2,477.6     4,018.1     5,268.8     7,405.9     7,396.4
                                 ==================   =========   =========   =========   =========

The following table sets forth information relating to the use of EU funds for the period between May 2004 and April 2009.

                                    (in millions
                                     of (euro))
                                 ------------------
Current expenditures                       16,703.7
Capital expenditures                       14,329.0
                                 ------------------
Total                                     31,032.7
                                 ==================

The following table sets forth certain information with respect to projected inflow of EU funds for the periods indicated. The information set forth below are projections based on the current EU budget and are not legal commitments on behalf of the EU to provide the funds described below. See "About this
Prospectus" for further information with respect to forward-looking statements.

                                        Projected Future Inflows of EU Funds
                                 -------------------------------------------------
                                    2009         2010         2011         2012
                                 ----------   ----------   ----------   ----------
                                              (in millions of (EURO))
Common Agricultural Policy          2,981.3      3,828.8      4,176.4      4,319.6
Cohesion Policy                       181.0            -          1.4        428.4
Financial Framework                 5,519.7      5,984.1      8,110.7     10,163.2
Cohesion Fund                       1,070.0        656.0        789.0            -
                                 ----------   ----------   ----------   ----------
Total                               9,752.0     10,468.9     13,077.6     14,911.1
                                 ==========   ==========   ==========   ==========

The following tables set forth certain information with respect to "Own
Resources" payments to the EU for the periods indicated.

                                             May 2004 -     January -        April
                                             April 2009     April 2009       2009
                                            ------------   ------------   ------------
                                                      (in millions of(euro))
Payments related to Gross National Income        8,941.7          925.1          184.4
Payments related to VAT                          2,324.8          311.4           51.7
Traditional Own Resources Payments               1,528.2          119.8           27.5
Payments related to the UK correction            1,145.5          151.6           25.2
Total                                            3,940.1        1,507.9          288.8

                                                                                                  2009
                                                                                                (through
                            2004          2005           2006          2007          2008         April)
                         -----------   -----------   -----------   -----------   -----------   -----------
                                                         (in millions of (euro))
Own Resources Payments       1,319.0       2,379.4       2,552.4       2,779.3       3,402.1       1,507.9

                                       -5-

                                   THE ECONOMY

Recent Trends in the Economy

On January 1, 1990, the first post-Communist Government introduced an economic reform program known as the "Economic Transformation Program" or the
"Balcerowicz Plan", named after the first post-Communist Deputy Prime Minister and Minister of Finance, Leszek Balcerowicz. This radical economic reform program was designed to stabilize the economy and promote structural reforms.
Key elements included drastic reductions in state subsidies to state enterprises, elimination of many price controls, introduction of partial convertibility of the zloty and opening the economy to external competition.

After the implementation of the Balcerowicz Plan and throughout the mid-1990s,
Poland's average Gross Domestic Product, or GDP, growth rate exceeded 5.0 percent. In 2008, GDP growth was 4.9 percent. See "--Trends in Gross Domestic
Product".

Between 1999 and mid-2000, Poland experienced a period of volatile inflation rates, with inflation reaching a peak year-on-year Consumer Price Index, or CPI, rate of 11.6 percent in July 2000. However, since then, inflationary pressure has eased. Restrictive monetary policy and low domestic demand between 2001 and
2003 resulted in a continued decrease in CPI inflation. In 2004, the inflation rate rose steadily due to high food prices and increases in VAT and transport prices (especially fuel prices). Since the beginning of 2005 the annual inflation rate steadily decreased to 0.4 percent (0.6 percent annual average) in
March 2006. Since then it has increased to 1.4 percent in December 2006 (1.0 percent annual average), 2.5 percent in March 2007 and 4.0 percent in
December 2007 (2.5 percent annual average). The annual inflation rate increased to 4.1 percent in March 2008 and decreased to 3.3 percent in December 2008 (4.2 percent annual average). In March 2009 the annual inflation rate increased to
3.6 percent. See "Inflation and Wages -- Inflation".

The post-Communist reforms have resulted in deep structural changes in the economy, the most significant being the development of the private sector. Prior to 1990, private sector goods and services accounted for less than one quarter of total GDP and were largely concentrated in agriculture, services and small-scale manufacturing. Since then, the private sector has grown substantially and its contribution to production and employment has significantly increased, due to the growth of newly-established private enterprises and the privatization of State-owned assets and enterprises. In the fourth quarter of 2008, 73.1 percent of the Polish workforce was employed in the private sector compared to 72.3 percent in the fourth quarter of 2007.

In January 2009, the Government approved the "Plan for Stability and Development
2009-2010" in an attempt to stabilize the financial system, ensure economic growth and address the global financial crisis. In an effort to stabilize the financial system, the Government introduced guarantee programs for both deposits and interbank loans and established a financial stability committee. The financial stability committee is composed of the Minister of Finance and the presidents of the PFSA and the NBP and provides for the exchange of information and the coordination of actions taken to maintain the stability of the Polish financial system. In addition, the NBP introduced a "trust package" designed to increase the Polish banking system's liquidity. In an effort to promote economic growth, a tax rate reduction was introduced and steps were taken to eliminate obstacles for investments co-financed with EU funds. In an effort to address the global financial crisis, the limit on assurances and guarantees of the State
Treasury available to financial institutions was raised to PLN 40 billion and a bill was drafted and later passed allowing for the recapitalization of financial institutions by the State Treasury. In March 2009, Poland increased the capital of Poland's state-owned Bank Gospodarstwa Krajowego for purposes of providing new loans to small and medium-sized companies. The Government has recently established an addtional initiative to stimulate the Polish economy, under which the Industrial Development Agency SA may provide support in connection with

                                       -6-

access to financing to medium and large enterprises in any sector, but with a particular emphasis on providing support to the defense sector.

The primary objectives of Poland's National Development Plan 2007-2013 is to put
the economy on a path of high and sustainable growth, through improved competitiveness of firms and regions, to contribute to the recovery of employment, and promote strong social cohesion.

Trends in Gross Domestic Product

In 2004, GDP growth amounted to 5.3 percent. In Poland, GDP is generally used as an economic index rather than gross national income. In 2005, GDP growth decreased to 3.6 percent. GDP growth amounted to 6.2 percent in 2006, 6.8 percent in 2007 and 4.9 percent in 2008.

The following table sets out information relating to nominal and real GDP for the years indicated:

                                             2004        2005        2006        2007       2008(1)
                                           --------    --------    --------    --------    --------
Nominal GDP (in PLN billions) ..........      924.5        9833     1,060.0     1,176.7      1271.7
  U.S.$ equivalent (in billions) .......      253.0       304.0       341.7       424.8       527.9
Real GDP growth (%) ....................        5.3         3.6         6.2         6.8         4.9
Nominal per capita GDP (in PLN) ........     24,215      25,767      27,799      30,873      33,364
  U.S.$ equivalent .....................      6,627       7,966       8,960    11,144.7    13,848.6
   % change (year-on-year) .............       16.8        20.2        12.5        24.4        24.3
zloty/U.S.$ exchange rate (average) ....     3.6540      3.2348      3.1025      2.7667      2.4092
  % change (year-on-year) ..............       (6.0)      (11.5)       (4.1)      (10.8)      (12.9)

----------
(1)  Preliminary data

Source: Central Statistical Office, NBP

In 2004, Poland's economic situation showed a marked improvement after a two-and-a-half year slowdown. GDP rose by 6.9 percent in annualized terms in the first quarter of 2004 and 6.0 percent in annualized terms in the second quarter of 2004. GDP growth decreased in the second half of 2004 and amounted to 4.8 percent in annualized terms in the third quarter of 2004 and 4.0 percent in annualized terms in the fourth quarter of 2004. GDP growth decreased further in the first quarter of 2005, reaching 2.4 percent in annualized terms and then rebounded reaching 3.2 percent in annualized terms in the second quarter of
2005, 4.3 percent in annualized terms in the third quarter of 2005 and 4.4 percent in annualized terms in the fourth quarter of 2005. GDP rose by 5.4 percent in annualized terms in the first quarter of 2006, 6.3 percent in annualized terms in the second quarter of 2006 and 6.6 percent in annualized terms in the third quarter of 2006 and 6.6 percent in annualized terms in the fourth quarter of 2006. Further growth was observed in the first quarter of
2007. During the next three quarters of 2007 GDP growth remained stable at the level of 6.5 percent in annualized terms. In the first three quarters of 2008
GDP growth amounted to 5.7 percent in annualized terms. GDP growth reached 2.9 percent in annualized terms in the fourth quarter of 2008 and 1.9 percent in annualized terms in the first quarter of 2009.

Poland's economic recovery in 2003 and 2004 was driven to a large extent by exports and the improved competitiveness of Polish enterprises which had benefited from a favorable exchange rate. Net exports' contribution to GDP growth in the first and second quarters of 2005 amounted to 1.0 and 3.2 percent respectively. In the third and fourth quarter of 2005, it decreased reaching 1.6 percent and -1.2 percent respectively. The contribution of net exports to GDP growth amounted to -2.7 percent in the fourth quarter of 2006, -1.5 percent in the fourth quarter of 2007 and -0.7 percent in the fourth quarter of 2008. The gradual recovery of domestic demand also contributed to GDP growth reaching 5.6 percent in the fourth quarter of 2005, 9.3 percent in the fourth quarter of
2006, 8.1 percent in the fourth quarter of 2007 and 3.6 percent in the fourth quarter of 2008. The contribution of gross fixed capital formation to GDP growth reached 2.6 percent in the fourth quarter of 2005 and 4.2 percent in the fourth quarter of 2006, as compared to the period from the second quarter of 2001 to the first half of 2003, when it was negative. Contribution of gross fixed capital formation to GDP growth reached 4.3 percent in the fourth quarter of
2007, but it amounted to only 1.4 percent in the fourth quarter of 2008.

As a percentage of GDP growth, private consumption accounted for 2.7 percent in the fourth quarter of 2004, 2.6 percent in the fourth quarter of 2005, 4.8 percent in the fourth quarter of 2006, 3.5 percent in the fourth quarter of 2007 and 5.3 percent in the fourth quarter of 2008.

The following table presents the growth of real GDP and its components in the periods indicated.

                                       -7-

                            Consumption   Investments     Exports       Imports         GDP
                            -----------   -----------   -----------   -----------   -----------
                                          (Same period in the previous year = 100)
Ql 2004 .................         104.9         123.5         111.8         112.4         106.9
Q2 ......................         105.3         120.4         120.2         124.7         106.0
Q3 ......................         104.3         114.5         119.0         121.6         104.8
Q4 ......................         102.8         107.9         106.3         106.3         104.0
Ql 2005 .................         101.8          98.8         103.8         101.0         102.4
Q2 ......................         102.1          89.4         109.3         100.9         103.2
Q3 ......................         103.1         100.6         106.1         101.8         104.3
Q4 ......................         103.7         110.9         112.1         115.0         104.4
Ql 2006 .................         106.0         104.9         122.4         123.7         105.4
Q2 ......................         104.8         114.5         112.8         112.6         106.3
Q3 ......................         105.3         117.0         114.6         116.6         106.6
Q4 ......................         104.8         121.5         110.1         117.4         106.6
Ql 2007 .................         106.1         128.5         111.2         115.5         107.5
Q2 ......................         104.6         130.6         108.0         114.1         106.6
Q3 ......................         104.6         125.4         109.0         113.9         106.6
Q4 ......................         105.5         118.8         108.4         111.6         106.6
Ql 2008 .................         104.0         116.4         110.4         113.2         106.1
Q2 ......................         105.4         109.7         111.2         111.9         105.9
Q3 ......................         105.3         103.4         108.6         107.8         105.0
Q4 ......................         107.3          95.4          99.3         101.0         102.9
Ql 2009 .................         103.9          76.2          85.4          82.4         100.8

----------
Source: Central Statistical Office

Principal Sectors of Economy and Trends of Index of Industrial Production

                                             2004        2005        2006        2007       2008(1)
                                           --------    --------    --------    --------    --------
                                                            (base year 2000 = 100)
Index of industrial production .........      124.0       128.6       143.0       159.0       164.2

----------
(1)  Preliminary data

Source: Central Statistical Office

GDP growth has generally come from private domestic consumption as well as investment. GDP growth was typically positively affected by increasing exports as a result of a favorable zloty-euro exchange rate throughout 2007, however demand for exports and industrial output has declined significantly since the onset of the global financial crisis.

The following table illustrates the composition of GDP (as a percentage of total
GDP) by sector for the periods indicated.

                                             2004       2005       2006       2007      2008(1)   Q1 2009(1)
                                           --------   --------   --------   --------   --------   ----------
                                                                    (%)
Agriculture, hunting and forestry ......        4.5        4.0        3.7        3.8        4.0          3.8
Industry, of which .....................       22.3       21.8       21.8       21.5       20.2         21.0
Mining and quarrying ...................        2.2        2.3        2.1        2.0        2.1          2.2
Manufacturing ..........................       16.9       16.3       16.6       16.6       15.2         14.4
Energy, gas and water supply ...........        3.2        3.2        3.1        2.9        2.9          4.4
Construction ...........................        5.0        5.3        5.6        6.2        6.8          4.5
Trade and repair .......................       16.8       16.7       16.6       16.1       16.6         18.2
Hotels and restaurants .................        1.0        1.1        1.0        1.0        1.0          0.8
Transport, storage and communication ...        6.7        6.4        6.5        6.1        6.1          5.9
Financial intermediation ...............        3.7        3.8        4.0        4.6        4.6          5.5
Real estate renting and business
 activities ............................       11.9       12.1       12.1       12.0       12.7         14.3
Public administration and defence ......        5.4        5.4        5.2        5.1        5.3          6.9
Education ..............................        4.5        4.5        4.3        4.2        4.0          4.9
Health and social work .................        3.2        3.2        3.3        3.2        2.9          2.6
Other community, social and personal
 service activities ....................        3.4        3.3        3.3        3.2        3.0          1.9
Private households with domestic staff .        0.5        0.5        0.5        0.5        0.5          0.3

----------
(1)  Preliminary data

Source: Central Statistical Office, NBP

                                       -8-

Service Industries

The service industries sector (including electricity, gas and water supply, construction, real estate rental, business activities and financial services)
has, in recent years, been the fastest growing and largest sector in Poland.
This sector accounted for 40.7 percent of GDP in 2004, 40.7 percent of GDP in
2005, 41.4 percent of GDP in 2006, 42.3 percent of GDP in 2007 and 44.5 percent of GDP in 2008.

Industry

During the period between 2003 and 2007, industrial production in Poland benefitted from the then prevailing favorable economic climate and consistent growth. Industrial output increased annually by 8.3, 12.6, 3.7, 11.2 and 11.2 percent during this period, although the growth was distributed unevenly amongst the various sectors. The highest growth rates during this period occurred with respect to the production of radio and television equipment, motor vehicles, metal goods and rubber and plastic products, while the lowest growth rates occurred with respect to the production of coke and oil refining products, clothing, leather articles and tobacco products. Following the completion of various measures taken to bring the industrial sectors into compliance with EU standards, focus has now shifted to increasing the competitiveness of such sectors.

This growth in industrial output occurred until the second half of 2008 when the world financial crisis began to impact industrial production, although to a lesser extent than in most European countries. According to provisional data, industrial production increased by 3.3 percent in 2008 as compared to 11.2 percent in 2007.

Mining and Quarrying

Poland has substantial mineral resources and is a large producer of refined copper and silver. At the end of 2001, Poland had resources of approximately 43 billion tons of hard coal and 2 billion tons of copper ore. At the present level of output, workable copper reserves in Poland are predicted to last for almost
100 years. Poland also has significant resources of zinc, lead, salt and other minerals. Since 1996, mining and quarrying (as a percentage of total GDP) has declined, accounting for 2.2 percent of total GDP in 2004, compared to 3.0 percent in 1996, as a result of the significant decline in domestic demand for coal and the high cost of Polish coal. Mining and quarrying accounted for 2.3 percent of GDP in 2005, 2.1 percent of GDP in 2006, 1.9 percent of GDP in 2007 and 2.1 percent of GDP in 2008 (based on preliminary data). Both the output and revenues from mining and quarrying rose markedly in 2004 as a result of a substantial increase in world prices of coal, copper and other mineral resources.

Coal

Since 1990, Poland's coal industry has been in a long-term restructuring program. The industry is primarily state-owned and there has been little in the way of privatization. Production capacity has been reduced from 147.7 million tons in 1990 to 79.8 million tons (excluding coal briquette and intermediate products) in 2008. Over the same period, 40 mines have been wholly closed and currently there are 31 coal mines. As a result of restructuring programs employment in the coal sector has been reduced from 434,100 employees in 1990 to
120,296 employees in February 2009.

The primary objective of the various restructuring programs effected since the
1990s was decreasing excessive production output in the coal sector. The primary objective of the coal sector strategy through 2015 is to make coal enterprises more profitable in current market conditions, mainly through privatization. The new strategy assumes that investments should enable the production of coal on a sufficient level for domestic demand and economically reasonable exports. The strategy also assumes that coal production will respect environmental protection laws.

Steel

As a result of several restructuring programs which began in the 1990s, employment in the steel sector has been reduced in the enterprise sector from
131,112 employees at the end of 1998 to 69,509 employees

                                       -9-

at the end of October 2008. The latest program is being financed by the State budget (PLN 200 million for 1999-2003), the EU's program of community aid to the countries of Central and Eastern Europe and the plants' own funds.

The State Treasury holds all the shares in the companies which operate three steel plants (one plant that produces steel and two plants that process steel)
and a minority stake in eight other plants. Bankruptcy proceedings are underway with respect to six steel plants. The restructuring program, which has been approved by the EU, provided for the substantial financial restructuring of steel mills, as well as consolidation of steel mills on a product basis and their privatization. The restructuring of the Polish iron and steel industry, as agreed with the European Commission during pre-accession negotiations, was completed on December 31, 2006 and all the targets agreed with the European
Commission and included in the Protocol no. 8 to the Accession Treaty were met.
A report on the completion of the restructuring process was approved by the EU
Council of Ministers on February 14, 2008. The results of this report show that the effects of the restructuring should be sustainable and the viability test, performed according to EU criteria, shows that the industry should be able to compete in the open market without state aid.

Four State-owned companies have been consolidated to form PHS S.A. At the end of
October 2003, PHS S.A. was sold to Mittal Steel (the former LMN Group). The privatization process was fully completed in October 2007 and the current name of the company is ArcelorMittal Poland S.A., or ArcelorMittal. ArcelorMittal
produces 100 percent of hot metal in Poland, of which 35.0% is produced in its
Krakow Unit and the remaining 65.0 percent in its D(1)browa Gornicza Unit. Crude steel is currently produced in various steel plants. ArcelorMittal produces 25.6 percent of the country's crude steel in its D(1)browa Gornicza plant, 13.7 percent in its Krakow plant and 6.3 percent in its Warszawa plant. The remainder of the crude steel production occurs in various other steel plants, including the Celsa Huta Ostrowiec plant which produces 22.9 percent of the country's crude steel and the ISD Huta Czestochowa plant (owned by ISD Polska Sp.z.o.o.)
which produces 8.5 percent. ArcelorMittal produces only basic oxygen furnace
(converter) steel. The other entities produce only electric arc furnace steel.

Oil and Gas

Poland's oil reserves are insignificant. Poland currently has six oil refineries which in 2008 processed approximately 20.8 million tons of crude oil. Most refineries require modernization in order to enable them to raise the quality of their products and to meet increasingly stringent environmental standards but two leading refineries, Gdansk Refinery owned by Grupa Lotos S.A. and Plock
Refinery owned by PKN ORLEN S.A., have been fully modernized and are capable of producing fuels which meet current EU standards. Their combined current processing capacity is 24 million tons of crude oil per year. The State Treasury owns 27.5 percent of PKN ORLEN S.A. (10.2 percent directly and 17.3 percent through Nafta Polska S.A.) and 58.8 percent of Grupa Lotos S.A. (6.9 percent directly and 51.9 percent through Nafta Polska S.A.). The State Treasury owns
100.0 percent of Nafta Polska S.A.

Russia is the main source of Poland's oil imports, accounting for 92.6 percent of oil imports in 2008. The existing oil infrastructure (pipelines and a sea terminal) is capable of handling full import demand from other overseas sources.
Polish oil companies are currently developing a new transportation corridor for crude oil from the Caspian Sea region, with the goal of strengthening the security of oil supplies to Central and Eastern European Countries, including
Poland, and increasing the efficiency of exporting oil from the Caspian Region.

During January 2007, oil supplies from the Druzhba pipeline were disrupted for five days following a transit dispute between Russia and Belarus. This disruption affected several European countries, including Poland, Germany,
Ukraine, the Slovak Republic, Hungary and the Czech Republic. There was no
immediate impact on any of the refineries in these countries, as they maintain reserves, and therefore supplies to end-users in Poland were not disrupted. A more prolonged disruption in the future may require refineries to seek alternative supplies, which may in turn cause disruptions to end-users in
Poland. Since joining the International Energy Agency, or the IEA, in September
2008, Poland has establish emergency oil reserves which cover 90 days of net imports, in accordance with IEA requirements. These emergency reserves help to minimize the potential risk of crude oil and oil products disruptions in the
Polish market.

Poland has extractable natural gas resources of approximately 93.0 billion cubic meters. Total domestic consumption was approximately 14.0 billion cubic meters in 2008. Approximately 28.7 percent of natural gas consumed in Poland in 2008 was obtained from domestic production, with imports and supplies from domestic gas storage facilities providing the remainder. Gas is imported primarily from
Russia and Turkmenistan (65.5 percent of total domestic consumption in 2008).
These supplies were supplemented by imports from Germany, Ukraine and the Czech
Republic (5.8 percent of total domestic consumption in 2008).

In January 2009, a dispute between Russia and Ukraine caused a disruption to
Poland's natural gas supplies. As a result, Poland received only 76 percent of its expected total natural gas imports and the shortage was balanced by supplies from Polish reserves. An additional contract was entered into in June 2009 with
OOO Gazprom Export which will provide additional natural gas imports for purposes of replenishing Polish natural gas reserves. There are currently plans to increase the storage capacity for natural gas reserves for purposes of minimizing the effects of potential future disruptions. Poland and Russia are currently in negotiations with respect to the terms of their current agreement
(which expires in 2022) regarding natural gas supplies, to allow for additional supply contracts.

The gas sector is dominated by Polskie Gornictwo Naftowe i Gazownictwo S.A.
(Polish Oil and Gas Company, or POGC), which is listed on the Warsaw Stock
Exchange. The State Treasury owns 84.8 percent of POGC's shares. POGC engages in the exploration for oil and gas, the production of

                                      -10-

oil and gas, gas storage, gas import/export and domestic gas trade. In 2007, six companies within the POGC group were established to act as distribution system operators.

Pursuant to a restructuring program and in accordance with provisions of
Directive 2003/55/EC concerning common rules for the internal market in natural gas, OGP GAZ-SYSTEM S.A. was established in 2005 to act as a gas transmission system operator. OGP GAZ-SYSTEM S.A. is wholly-owned by the State
Treasury.

Electricity

Poland's energy policy has evolved considerably over recent years to support the country's transition to a market economy. Energy legislation implemented in 1997 introduced third-party access to the energy transmission and distribution network, provided for gradual liberalization of energy prices and established a central regulatory agency to oversee the energy industry. Reforms in the energy sector have focused on increasing competitiveness. Privatization of energy companies is currently in progress.

In 2008, 154.361 terawatt hours, or TWh, of electricity were generated in
Poland, which exceeded domestic consumption requirements of 153.383 TWh.
Electricity consumption decreased by almost three percent compared to 2007.
Poland's electricity sector is divided into four sub-sectors: generation, trading, high voltage transmission and distribution.

The  State-owned  Polish power grid  company,  PSE-Operator  S.A.,  operates the electricity  grid and is responsible for the high voltage  transmission  network
(220 and 400 kV) and ensuring that the supply of electricity  meets demand.  The
Polish grid is operating  synchronously  with the Western  European grid (UCTE -
Union for the Coordination of Transmission of Electricity).

Poland generates a significant portion of its electricity from lignite, or brown, coal. In 2007, brown coal-fired power stations generated 51.3 TWh of electricity, which represented 32.1 percent of total electricity generation in
Poland. Emissions from brown coal-fired plants are generally much higher than those from comparable black coal-fired plants and this may cause future compliance issues with EU environmental restrictions.

Poland has begun planning for the construction of its first two nuclear power plants, with completion of the first plant targeted for 2020, in order to comply with requirements restricting greenhouse gas emissions. Poland's Commissioner for Nuclear Power plans to release a detailed schedule for the completion of the nuclear power plants in 2010, following public consultations and government approval.

Manufacturing

Manufacturing accounted for 16.3 percent of GDP in 2005, 16.6 percent in 2006,
16.6 percent in 2007 and 15.2 percent in 2008 (based on preliminary data), as compared to 16.5 percent in 2000, and accounted for 19.5 percent of employed persons in 2005, 19.7 percent in 2006 and 20.0 percent in 2007, as compared to
17.3 percent in 2000. Manufacturing consists primarily of the manufacture of food products and beverages, machinery, ships, chemicals and chemical products, metals and refined petroleum products as well as motor vehicles.

Automotive

Until the beginning of the 1990s, the Polish motor vehicle industry was dominated by a few State-owned companies. Since 1990, the number of cars produced in Poland and the investment by foreign companies has increased significantly. The leading car manufacturers in Poland are FIAT, Fabryka
Samochodow Osobowych and General Motors. In 2007, approximately 695,000 passenger cars were produced in Poland as compared to approximately 632,000 in
2006 and 540,000 in 2005.

Construction

The previous system of public subsidies in the State, communal and co-operative construction sectors has been dismantled. As a result, growth in the construction industry has come mostly from the private sector. From the beginning of 1997, there was an increase in construction activity in large cities, with significant investment coming from foreign capital. Construction as a total percentage of GDP decreased from 6.9 percent in 2000 to 5.0 percent in
2004, increasing to 5.3 percent of GDP in 2005, 5.6 percent of GDP in 2006, 6.4 percent of GDP in 2007 and 7.0 percent of GDP in 2008 (based on preliminary data).

Agriculture

Agriculture, hunting and forestry accounted for approximately 4.5 percent of GDP in 2004. In 2005, agriculture, hunting and forestry as a percentage of GDP decreased to 4.0 percent and decreased

                                      -11-

further to 3.7 percent in 2006, increasing to 3.8 percent in 2007 and again to
4.0 percent in 2008 (based on preliminary data). The percentage of people employed in this sector was 16.5 percent in 2004, 16.2 percent in 2005, 15.8 percent in 2006 and 15.2 percent in 2007. There is substantial fragmentation of ownership within the agricultural sector, which is characterized by numerous small private farms. In 2008, 96.7 percent of agricultural land in Poland was privately owned, as compared to 96.5 percent in 2007, 96.1 percent in 2006, 95.8 percent in 2005 and 95.5 percent in 2004. In 2008, cereals, particularly wheat and rye, as well as industrial crops such as rape and turnip dominated among crops produced on arable land, although production of crops such as sugar beet, potatoes and fruit is also significant. Other agricultural production largely comprises beef, poultry and pork. Polish farmers receive area-based subsidies provided by the EU Common Agricultural Policy on a yearly basis and such subsidies provide a source of additional income for farmers. The following table sets forth the subsidies received by Poland from the EU budget (European
Agricultural Guarantee Fund and European Agricultural Fund for Rural
Development) for the periods indicated.

                                                         2007          2008
                                                     -----------   -----------
                                                      (in millions of (euro))
Direct payments ..................................       935.1       1,037.6
Rural Development Plan 2004-2006..................       841.5             -
Rural Development Program 2007-2013...............       926.1         846.5
Market interventions .............................        62.4         134.6
Others ...........................................         5.3          12.6
Total.............................................     2,770.4       2,031.3

The EU direct payments system in Poland consists of single area payments which are fully financed by EU funds, and additional direct payments which are financed from the State budget. The direct payments system in Poland envisages that the direct payments will gradually increase every year. Beginning in 2013, the direct payments in Poland will be 100.0 percent covered by the EU budget.

As part of transitional arrangements with the EU, foreign investors are not permitted to invest in agricultural or forest land in Poland for a period of 12 years from Poland's accession to the EU, subject to certain exceptions.

Infrastructure

Polskie Koleje Panstwowe S.A., or PKP, the Polish state railway company, operates suburban railways in all major cities and, at the end of 2002, operated approximately 20,222 kilometers of track, of which approximately 12,004 kilometers were electrified. In 2007, PKP operated approximately 19,419 kilometers of rail track, of which 11,830 kilometers were electrified. The
Government has begun to restructure PKP in an effort to improve operational efficiency and prepare the company for partial privatization. Under this restructuring plan, separate passenger, freight and infrastructure companies have been created under a new PKP holding company.

Poland had over 258,910 kilometers of hard-surfaced public roads in 2007. The first motorway development to be financed primarily through private funding is the 257 kilometer stretch of the A2 between the German border (at Swiecko) via
Poznan to Konin, of which the first 149 kilometer segment had been completed and opened in October 2004. The first privately-operated toll motorway, the 61 kilometer A4 between Krakow and Katowice, was opened in 2000. The Government intends to co-finance further road infrastructure programs through the General
Directorate for National Roads and Motorways using, inter alia, financial resources of the National Road Fund deposited at Bank Gospodarstwa Krajowego.

                                      -12-

In 2008, Poland's merchant shipping fleet consisted of 123 vessels with a total capacity of 2.6 million tons. Poland has several ports equipped to service ocean-going vessels. Poland has 12 airports which handle international air traffic. In 2008, scheduled flights were maintained with 91 airports worldwide
(including low-cost airlines). Poland's major airline, Polskie Linie Lotnicze
LOT S.A., or LOT, is 67.97 percent owned by the State Treasury. LOT is a member of the international airline alliance, Star Alliance.

Poland's telecommunications network is primarily operated by Telekomunikacja
Polska S.A., or TP S.A., a joint stock company created from the former telecommunication operations of the Polish Post, Telephone and Telegraph State monopoly. By the end of 2008, the number of telephone lines in Poland had grown to nearly 8.7 million, an increase of approximately 264.0 percent since 1990 and the number of telephone lines per 100 inhabitants had increased to 22.8. As a result of a public tender for long-distance fixed-line licenses conducted by the
Government in 1999, there are currently six long-distance operators in Poland.
International services remained a TP S.A. monopoly until January 2003; since then, other service providers have entered the market, although TP S.A. remains the dominant participant.

The main mobile telephone operators in Poland are PTK Centertel Sp. z.o.o., PTC
Era Sp. z.o.o. and Polkomtel S.A. Each of these companies is a consortium of
Polish and foreign companies. Rapid growth in this sector resulted in approximately 23.1 million users by the end of 2004, 29.2 million users by the end of 2005, 36.8 million users by the end of 2006, 41.5 million users by the end of 2007 and 44.1 million users by the end of 2008. The number of mobile telephone users per 100 inhabitants amounted to 115.6 in 2008.

In 2007, four new mobile telephone operators started to provide their services:
P4 Sp. z.o.o. (Play) in cooperation with Polkomtel S.A; Wirtualna Polska S.A.
(Wpmobi) - MVNO in cooperation with PTK Centertel Sp. z.o.o.; Avon Mobile Sp.
z.o.o. (myAvon) - MVNO in cooperation with PTK Centertel Sp. z.o.o. and MM S.A.
(Simfonia, Ezo) - MVNO in cooperation with PTK Centertel Sp. z.o.o. In 2008, seven new mobile telephone operators started to provide their services: Mobile
Entertainment Company Sp. z o.o. (Mobilking); CP Telecom Sp. z o.o. (Carrefour
Mova); Media Tel S.A. (telepin mobi); Cyfrowy Polsat S.A., Aster Sp. z o.o.,
Netia S.A. and Crowley Data Poland Sp. z o.o. (Crowley Tele Mobile).

Foreign Direct Investment

FDI inflow comprises capital for the purchase of shares in direct investment enterprises, reinvested earnings and a positive balance of inter-company loans.
Generally, fluctuations in FDI are caused by the condition of the Polish economy. When the Polish economy is growing strongly, foreign investment increases as investors attempt to benefit from the growth. In addition, Polish companies are more likely to generate higher profits in a strongly growing economy, which results in increased reinvested earnings. The reverse applies when growth reduces. Foreign investment decreases as investors look for alternative investments and Polish companies generate lower profits, resulting in decreases in reinvested earnings. In addition, transactions with respect to
"capital in transit" may inflate FDI inflow figures for certain years.

Preliminary information concerning the inflow of foreign-direct investments, or
FDI, to Poland in 2008 was primarily based on data reported by banks, accompanied by data provided by companies and on the NBP's own estimates.

FDI inflow to Poland amounted to U.S.$16,533 million in 2008, a decrease of
U.S.$6,426 million, or 28.0 percent from U.S.$22,959 million in 2007, which was an increase of U.S.$3,083 million, or 15.5 percent from U.S.$19,876 million in
2006. The decrease in 2008 was primarily a result of reduced reinvested earnings as the profitability of Polish companies fell and the increase in 2007 was primarily a result of increased reinvested earnings as the profitability of
Polish companies grew.

The following table sets out the inflow of FDI to Poland in the years indicated.

                                                   Components of FDI inflow
                                 -------------------------------------------------------------
                                 Shares/equity     Reinvested    Inter-company
                                   capital          earnings         loans           Total
                                 -------------   -------------   -------------   -------------
                                                        (U.S.$ million)
2006 .........................           7,382           5,753           6,741          19,876
2007 .........................           7,743           9,137           6,079          22,959
2008(1).......................           4,279           6,547           5,707          16,533

----------
(1) Preliminary Data
Source: NBP

                                      -13-

Reinvested earnings were the main component of FDI in 2008, equaling 39.6 percent of total FDI. Reinvested earnings amounted to U.S.$6,547 million in
2008, a decreased of 28.3 percent from U.S.$9,137 in 2007. Capital for the purchase of shares in direct investment enterprises amounted to U.S.$4,279 million in 2008, a decrease of 44.7 percent from U.S.$7,743 million in 2007. A parallel situation occurred in inter-company loans, where its positive balance stood at U.S.$5,707 million as at December 31, 2008, a decrease of 6.1 percent from U.S.$6,079 million as at December 31, 2007.

It is estimated that in 2008, 91.3 percent of FDI inflows were from EU countries; mainly from the Netherlands, Luxembourg, Germany, Sweden, Belgium,
France, Austria and Spain. The most significant investment from outside the EU came from the United States, the Netherlands Antilles, China and Japan.

Inflation and Wages

Inflation

An anti-inflation policy is at the core of the stabilization program in Poland.
In September 1998, the Monetary Policy Council, or the MPC, adopted a strategy which aimed to reduce the inflation rate to below 4.0 percent by 2003. Although the inflation targets set by the MPC for the years 1999 to 2003 were not met, overall inflation decreased steadily. In February 2003, the MPC adopted a new strategy, which aims to stabilize inflation at 2.5 percent (+/- 1.0 percentage point). See "Monetary and Financial System--Monetary Policy".

In 2004, inflation, measured by the CPI, increased mainly due to high food prices, increases in VAT and transport prices (especially fuel prices) and amounted to 4.4 percent (3.5 percent yearly average) in December 2004. In
December 2005 the annual inflation rate amounted to 0.7 percent (2.1 percent annual average). In the first quarter of 2006, the annual inflation rate further declined. In March 2006, the annual inflation rate amounted to 0.4 percent (0.6 percent annual average). Since then it has risen to 1.4 percent (1.0 percent annual average) in December 2006, 2.5 percent in March 2007 and 4.0 percent in
December 2007. The annual inflation rate amounted to 3.3 percent in December
2008 (4.2 percent annual average) and 3.6 percent in May 2009.

The producer prices index, or PPI, amounted to 2.4 percent (2.0 percent annual average) in December 2006, 1.9 percent (2.0 percent annual average) in December
2007 and 2.7 percent (2.2 percent annual average) in December 2008. PPI rose significantly in the first quarter of 2009 and amounted to 5.5 percent (5.0 percent annual average) in March 2009. During the first quarter of 2009 PPI was affected by increases in manufacturing prices and supply prices for electricity, gas, steam and air conditioning.

The following table shows the year-on-year rates of change in the CPI and PPI for the periods indicated.

                                                                          Q1
                                    2004   2005   2006    2007    2008    2009
                                    ----   ----   ----    ----    ----    ----
                                                      (%)
Consumer Prices (CPI year end,
 annualized) ....................    4.4    0.7    1.4     4.0     3.3     3.6
CPI (yearly average) ............    3.5    2.1    1.0     2.5     4.2     3.3
Producer Prices (PPI year end,
 annualized)(1)..................                  2.4(2)  1.9(2)  2.7(2)  5.5(3)
PPI (yearly average)(1)..........                  2.0(2)  2.0(2)  2.2(2)  5.0

----------
(1)  Since 2009 data is presented in accordance with Polish Classification of
     Activities 2007 (PKD 2007) and compiled on the basis of Statistical
     Classification of Economic Activities in the European Community NACE Rev.2.
     Such data is available from 2006 and may not be fully comparable to data previously presented according to the PKD 2004 (NACE Rev.1.1).
(2)  Revised data
(3)  The last month of the period where a corresponding month of a previous year was equal to 100.

Source: Central Statistical Office

The following table shows the year-on-year rates of CPI by quarter for the years indicated.

                                      -14-

                                     Q1           Q2           Q3           Q4
                                 ----------   ----------   ----------   ----------
                                                        (%)
2004 .........................         1.60         3.30         4.50         4.40
2005 .........................         3.60         2.30         1.60         1.10
2006 .........................         0.60         0.80         1.40         1.30
2007 .........................         2.00         2.40         2.00         3.50
2008 .........................         4.10         4.30         4.70         3.80
2009 .........................         3.30

Wages

The following table shows the percentage change in gross nominal and gross real wages(1) during the periods indicated.

                                                                                            Q1
                                   2004       2005       2006       2007        2008*       2009*
                                 --------   --------   --------   --------    --------    --------
                                                          (%)
All Sectors:
  Nominal Wages ..............        4.0        3.8        4.9        7.9        10.2        6.8
  Real Wages .................        0.7        1.8        4.0        5.5         6.0        3.7
Enterprise Sector(1):
  Nominal Wages ..............        4.1        3.2        5.1        9.2        10.1        6.3
  Real Wages .................        0.8        1.2        4.2        6.7         5.9        3.2

----------
*    Preliminary data

(1)  Since 2009 data is presented in accordance with Polish Classification of
     Activities 2007 (PKD 2007) and compiled on the basis of Statistical
     Classification of Economic Activities in the European Community NACE Rev.2.
     Such data is available from 2006 and may not be fully comparable to data previously presented according to the PKD 2004 (NACE Rev.1.1).
(2)  Includes forestry, logging and related service activities, sea fishing, mining and quarrying, manufacturing, electricity, gas and water supply, construction; wholesale and retail trade; repair of motor vehicles, motorcycles and personal and household goods, hotels and restaurants, transport, storage and communication; real estate activities, renting of machinery and equipment without an operator and of personal and household goods, computer and related activities, other business activities, collection and treatment of sewage and of other waste, sanitation, remediation and similar activities, recreational, cultural and sporting activities and other service activities.

Source: Central Statistical Office

Under Polish law, wage levels are determined through negotiations between employees and management with guidelines set by a tripartite commission including representatives of the Government, employees and employers. This commission sets annual limits for permissible increases in nominal wages for employees of State-owned enterprises. These limits were 6.8 percent in 2000, 9.2 percent in 2001, 5.6 percent in 2002, 3.0 percent in 2003, 3.2 percent in 2004,
4.5 percent in 2005, 3.5 percent in 2006, 3.4 percent in 2007 and 6.0 percent in
2008. The limit negotiated for 2009 is 8.0 percent.

Labor Conditions

Employment

The registered unemployment rate was 19.0 percent at the end of 2004. This high unemployment rate was mainly attributable to slower growth, demographic effects, ongoing restructuring of industry and an increase in the number of people registering as unemployed as a result of the increased benefits due to the health system reforms implemented at the beginning of 1999. Since January 2005 the unemployment rate (then 19.4 percent) has slowly fallen and was 17.3 percent in November 2005. In January 2006 the unemployment rate was 18.0 percent, but decreased to 14.8 percent in December 2006, 11.2 percent in December 2007 and at the end of October 2008 it was 8.8 percent. However, since January 2009, the unemployment rate has slowly increased to 11.0 percent as at April 30, 2009.

The unemployment rate is defined as the proportion of unemployed persons in
Poland's civilian economically active population. Persons between the ages of 15 and 74 are regarded as economically active and a person is treated as unemployed if he or she is not working and is available for work and is actively seeking work or has been offered a job and is waiting to take it up.

                                      -15-

The following table shows the unemployment rate in Poland at the end of 2004 through 2008 and as at April 30, 2009:

                                                   December 31,                         April 30,
                            ---------------------------------------------------------   ---------
                              2004        2005        2006        2007        2008        2009
                            ---------   ---------   ---------   ---------   ---------   ---------
                                                             (%)
Unemployment Rate .......        19.0        17.6        14.8        11.2         9.5        11.0

Source: Central Statistical Office

The following table shows the number of persons employed in Poland by major sector (including budgetary entities involved in national defence and public safety) for the periods indicated.

                                             2004       2005       2006       2007      2008(1)
                                           --------   --------   --------   --------   --------
                                                                (thousands)
Agriculture, hunting and forestry ......      2,139      2,139      2,141      2,145      2,144
Fishing ................................          6          5          5          4          4
Industry ...............................      2,931      2,912      3,003      3,143      3,154
Construction ...........................        589        623        691        781        824
Trade and repair .......................      1,983      2,059      2,083      2,194      2,325
Hotels and restaurants .................        216        219        229        240        259
Transport, storage and communication ...        705        700        739        773        808
Financial intermediation ...............        275        295        308        327        343
Real estate and business activities ....        940        951      1,004      1,091      1,141
Public administration and defence ......        851        872        881        896        921
Education ..............................        999      1,026      1,027      1,033      1,038
Health and social work .................        705        707        715        738        748
Other community, social and personal
 service activities ....................        321        383        394        406        417
                                           --------   --------   --------   --------   --------
Total Employed Persons .................     12,720     12,891     13,220     13,771     14,126
                                           ========   ========   ========   ========   ========

----------
(1)  Estimated data.

Source: Central Statistical Office

The relaxation of immigration controls resulting from Poland's entry into the EU has offered Polish workers the opportunity to seek employment across the EU. As a result of this opportunity a significant number of Polish workers have left the Polish workforce. It is estimated that as many as 2.3 million workers have left since 2004. Despite this outflow of Polish workers, there is no definitive evidence of any negative repercussions on Poland's economy as a result of such outflow.

Social Security System

Expenditure

A major component of State expenditure is social security payments. Four social security and pension funds are administered by the State and are partially or wholly financed by contributions from employers and employees. The revenues of these funds are not shown as revenues in the State budget. Two of these funds do, however, receive significant transfers from the State budget and such transfers are shown as expenditures in the tables in "Public Finance". The
Social Insurance Fund and the Pension and Disability Fund (for farmers) are the largest extra-budgetary funds and rely on State budget transfers to supplement their own off-budget revenues.

Direct Budgetary Social Expenditure

The growth of social expenditure paid directly from the State budget or paid as transfers from the State budget to extra-budgetary funds and their projected continued growth based on current legal entitlements and demographic trends, represent a significant threat to Poland's ability to limit its State budget deficit in the medium term.

                                      -16-

The increase of funds transferred into the second pillar of the pension system described below were PLN 19.9 billion in 2008, compared to PLN 10.6 billion in
2004. See "--Pension System Reform". The transfers are reflected in the budgetary expenditure in macroeconomic terms representing a long term saving for the whole economy and reducing the negative impact of the budget deficit on national savings. The transfers amounted to PLN 10.6 billion in 2004, PLN 12.6 billion in 2005, PLN 14.9 billion in 2006, PLN 16.2 billion in 2007 and PLN 19.9 billion in 2008.

Pension System Reform

On January 1, 1999, the "pay as you go" pension system in Poland was replaced with a multi-pillar system. The first pillar is an improved version of the mandatory "pay as you go" system, under which a minimum pension becomes payable from the State budget to those receiving insufficient benefits under the second and third pillars; the second pillar involves private pension funds called open pension funds managed by private institutions; and the third pillar comprises voluntary capitalized funds, such as employee pension schemes and individual pension insurance policies. Since January 1, 1999, participation in the first two pillars has been mandatory for persons below the age of 30. Persons between the ages of 30 and 50 had to decide by the end of 1999 whether they would pay into a private pension scheme or remain in the "pay as you go" scheme. Persons over 50 remained in the "pay as you go" scheme. As at the end of December 2008, there were 14 second pillar pension funds with a membership of more than 13.7 million people accounting for PLN 138.8 billion of net pension fund assets.
Treasury securities and stocks listed on the Warsaw Stock Exchange constituted the majority of total assets held by such funds (accounting for 73.5 and 21.5 percent of total assets held by pension funds respectively) as at December 31,
2008. The investment strategy of pension funds is regulated by law.

Pension reform is aimed at reducing State budgetary liabilities to the social security system and in turn providing more liquidity in domestic markets as a result of the significant flow of funds into privately managed pension funds.
The pension funds are only allowed to invest five percent of their funds in foreign currencies or foreign assets. Due to a shortfall in the system upon its implementation, only part of the State-collected pension premiums have been transferred to open pension funds. In addition, as the reforms gained public approval, more people than previously expected decided to join the second pillar, which since 2000 has resulted in higher transfers from the State budget.

Health System Reform

Currently, management of the health care system is coordinated by a national health fund, into which employers are required to make a mandatory payment of
9.0 percent of each individual employee's wages. The budget expenditure on health care amounted to PLN 5.1 billion in 2008. The Government is currently reviewing reform of the health system.

The Privatization Process

The government appointed as a result of the parliamentary elections held on
October 21, 2007 announced a significant acceleration of the privatization process to increase companies' effectiveness and encourage investment. During the first half of 2008 the Government announced a four-year privatization program, or the Privatization Plan, and a decision about which companies will be under local government management and will not be privatized. A decision was also made on strategic companies which will not be privatized.

This privatization program is different from the previous government's
"Privatization Strategies for 2007". The primary announced goal of privatization in 2007 was to increase the effectiveness of the management of the State-owned assets. The Ministry of Treasury also disposed of its shares in those enterprises where the State Treasury held only a residual stake (below 10.0 percent) and intended to consolidate state-owned enterprises within different sectors. In addition, the Ministry of Treasury closely monitored the fulfillment of investors' obligations under the privatization agreements. Other goals of privatization in 2007 were to improve the efficiency and competitiveness of privatized entities and to restore public confidence in privatization.

                                      -17-

The process of privatization in Poland has significantly reduced the number of state enterprises from the original figure of 8,453 in 1990. Revenue from privatization between 1990 and 2008 amounted to PLN 96.0 billion, of which approximately 97.8 percent was from capital privatization. See "--Capital (or
Indirect) Privatization". Poland has utilized several methods to facilitate the transfer of assets from State control to private ownership, including privatization, liquidation, bankruptcy and transfers to municipalities.

The process of privatization accelerated in the mid-1990s with the passing of a new law on commercialization and privatization of state enterprises in 1996.
While privatization proceeds accounted for only PLN 800.0 million in 1993, revenues were PLN 13.3 billion in 1999 and reached PLN 27.0 billion in 2000 when the incumbent telecommunications operator, TP S.A., was privatized, raising approximately PLN 18.0 billion.

Since then, with the exception of 2004 when revenues from privatization reached
PLN 10.2 billion, revenues from privatization have been relatively low, raising approximately PLN 26.0 billion through the end of 2008. Although the core privatization programs have been completed, there are still substantial state-owned assets available for privatization and the Government has budgeted to receive PLN 12.0 billion in revenues from privatization in 2009, PLN 10.0 billion in 2010 and PLN 6.0 billion in 2011.

The primary methods for the transfer of state-owned enterprises and assets to private ownership are direct privatization and capital (indirect) privatization.

Direct Privatization

Direct privatization involves the sale of the assets of a state enterprise or entering into a joint venture or leasing arrangement with a potential investor.
As of April 2009, out of 2,297 entities approved by the Minister of the
Treasury for direct privatization, transactions in respect of 2,212 (96.3 percent) had been completed and such entities were removed from the register of state enterprises.

In May 2009, the Szczecin and Gdynia shipyards were privatized through a public auction of their assets, as mandated by the European Commission. United
International Trust was the highest bidder for the majority of these assets, although there has been no official confirmation of the price to be paid for these assets. The transactions are expected to close in the second quarter of
2009.

Capital (or Indirect) Privatization

Capital (or indirect) privatization involves the commercialization of a state enterprise prior to sale. The state enterprise is first converted into a joint stock or limited liability company owned by the Ministry of the Treasury (a process known as "commercialization") and, thereafter, shares in the relevant company are sold either as part of a public offering or directly to a strategic investor. As of April 2009, of the 1,724 entities which had been converted into state-owned joint stock companies, shares or stakes in 1,064 of such companies had been sold, including:

o    387 companies by way of indirect privatization (of which 129 were acquired, in whole or in part, by foreign investors);

o    512 companies, through transfers of their shares to the National Investment
     Fund Program, known as the NIF Program; and

o    165 companies through other methods of privatization.

As at the end of April 2009, the State Treasury held shares in approximately
1,179 commercial code companies. In approximately one-third of these companies the State Treasury was the holder of a majority stake (in most cases, these companies are currently being prepared for privatization).

As a result of privatization, as at the end of April 2009, the State Treasury
was the owner of only 76 operating state enterprises (a type of corporate business entity based on the 1981 Act on State Enterprises).

                                      -18-

In June, the Polish government announced plans to privatize Polska Grupa
Energetyczna, the largest power producer in the country and sell its remaining stake in power producer Enea.

Poland is open to foreign investment and allows foreign investors access to the privatization of state property on the same basis as domestic investors, based on transparent procedures. Disputes occasionally arise due to the complicated and long-term nature of agreements in a privatization process. The main disputes between the State Treasury and investors concern the failure to fulfill payment obligations or investment and social obligations. To prevent such disputes arising, the Ministry of the Treasury monitors the performance by investors of their respective obligations. In cases where the obligations are not performed, relevant legal remedies may be sought, including the imposition of contractual penalties. However, disputes involving foreign investors are relatively few when compared to the total number of concluded privatization agreements.

The most significant dispute arising from the privatization program concerns the privatization of Powszechny Zaklad Ubezpieczen S.A., or PZU, Poland's largest insurance company, 30 percent of which was acquired in 1999 by a consortium comprising Eureko B.V. and BIG Bank Gdanski S.A. (later renamed Bank Millenium
S.A.). In October 2002, Eureko B.V. initiated arbitration proceedings before an international tribunal against Poland claiming that the Government had repeatedly delayed the implementation of various agreements and had also refused to allow a public offering of the 55 percent of PZU's shares still owned by the
State. Eureko alleges that it was entitled to purchase a further 21 percent of
PZU's shares as a part of the envisaged public offering, giving it majority control. Poland has put forward a defense against Eureko's claims for damages before the arbitration tribunal, but the tribunal has made a preliminary finding of fact in favor of Eureko. Further proceedings have currently been suspended as a result of the Negotiation Memorandum entered into by Eureko and the Ministry of the Treasury on April 15, 2009. This memorandum is similar to the negotiation memorandum previously entered into in February 2008 and is an agreement between
Eureko and Poland to conduct settlement negotiations with respect to this dispute.

As part of Poland's previous strategy with respect to privatization, extensive privatization has taken place in the following sectors: trade and services, steel-making, automotive industry, household appliances, construction, electrical engineering, cement, timber and furniture, food processing and tobacco. The Privatization Plan sets forth privatization targets for the following sectors: the financial institutions sector, the electricity and energy sector, the oil and gas sector, the chemical and plastics sector, the coal and coke sector, the iron and steel industry, the nonferrous-metal industry, the shipyard sector, the defense sector, the machine industry, the metal sector, the electronic and electro-technical sector, the transport industry, the transport and carriage sector, the building materials sector, the food, sugar, meat and spirit industry, the agricultural support sector, the animal breeding sector, the crop cultivation sector, the wood, paper and furniture sector, the clothing sector, the publishing and printing sector, the spa sector, the pharmaceutical sector and the tourist industry

Restitution

Prior to 1990, many individuals and businesses were deprived of their property under post-war Communist nationalization or expropriation laws. Until the adoption of comprehensive legislation establishing rights with respect to the nationalization of property, restitution claims can only be successful if the decision to nationalize the property was made without legal basis or in violation of the then existing nationalization or expropriation laws. Claims for restitution have been successful in cases where both administrative and civil procedures have been used by the claimants. Between 1989 and the end of April
2009, approximately 90,000 claims were filed and 15,300 were resolved in favor of the claimants. Property owned by the religious communities is being returned based on the legislation adopted for this purpose and under current restitution proceedings contained in the Administrative Code.

As it would not, in many cases, be possible to return the property to former owners while respecting the constitutional principle of property protection, a restitution fund has been established by the State Treasury for purposes of compensating successful claimants

The State Treasury has prepared draft legislation with respect to compensation for the nationalization of real estate. Under this draft legislation the former owners of nationalized property would have the opportunity to seek compensation regardless of whether the nationalization of the property was made without legal basis or in violation of the then existing nationalization or expropriation laws. The draft legislation currently provides an allocation of PLN 20 billion in compensation. However, in 2008, potential claims under the draft legislation were estimated to be PLN 140 billion.

                                      -19-

                      BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Poland's current account has been in deficit since 1996. The deficit amounted to
U.S.$10.1 billion in 2004, U.S.$3.7 billion in 2005, U.S.$9.4 billion in 2006,
U.S.$20.1 billion in 2007 and U.S.$29.0 billion in 2008.

Measured by official balance of payments statistics, the trade deficit was
U.S.$5.6 billion in 2004, U.S.$2.8 billion in 2005, U.S.$7.0 billion in 2006,
U.S.$15.6 billion in 2007 and U.S.$24.4 billion in 2008. Poland's exports of goods in U.S. dollar terms have grown from approximately U.S.$18.4 billion in
1994 to U.S.$177.3 billion in 2008.

Up to the end of 2005 Poland had experienced an improvement in the balance of trade, as a result of exports growing faster than imports. In 2006, this situation reversed and the balance of trade deteriorated as a result of faster growth of imports than exports, mainly due to the stronger zloty. This trend continued in 2007 and 2008.

In 2005, the value of exports increased by 17.8 percent, while the value of imports increased by 13.3 percent. In 2006, the value of exports increased by
21.9 percent and the value of imports increased by 25.5 percent. In 2007, the value of exports increased by 23.7 percent and the value of imports increased by
30.5 percent. In 2008, the value of exports increased by 22.0 percent and the value of imports increased by 24.2 percent.

The growth of Polish exports can be attributed to a much higher growth in demand in Poland's main export markets, as well as improvement in price competitiveness of, and demand for, Polish goods. Much of the rise in exports stemmed from significant growth in sales of machinery and transport equipment (for example, cars, vehicles, ships, boats and parts and accessories to motor vehicles).

FDI inflows have financed a substantial portion of the current account deficit.
According to the NBP's calculation methods, net FDI amounted to U.S.$11.8 billion in 2004, decreased to U.S.$7.0 billion in 2005, and increased in 2006 and 2007 to U.S.$10.7 billion and U.S.$18.0 billion, respectively. In 2008, net
FDI decreased and amounted to U.S.$13.0 billion (based on preliminary data). Net
FDI financed 116.8 percent of the current account deficit in 2004, 187.1 percent in 2005, 114.2 percent in 2006, 89.4 percent in 2007 and 44.6 percent in 2008.

                                      -20-

The following table sets out Poland's balance of payments and related statistics for the years indicated.

                                       2004          2005          2006          2007          2008*
                                    ----------    ----------    ----------    ----------    ----------
                                                             (U.S.$ millions)
Current .........................      (10,067)       (3,716)       (9,394)      (20,100)      (29,029)

Balance on Goods ................       (5,622)       (2,766)       (7,006)      (17,057)      (24,377)
Goods: exports f.o.b ............       81,862        96,395       117,468       145,337       177,278
Goods: imports fob ..............       87,484        99,161       124,474       162,394       201,655

Balance on Services .............           79           738           736         4,718         5,006
Services: Credit ................       13,471        16,258        20,592        28,790        35,457
Services: Debit .................       13,392        15,520        19,856        24,072        30,451

Balance on Income ...............       (8,244)       (6,697)       (9,728)      (16,254)      (17,586)
Income: Credit ..................        5,305         6,998         9,040        10,038        11,355
Income: Debit ...................       13,549        13,695        18,768        26,292        28,941

Balance on Current Transfers ....        3,720         5,009         6,604         8,493         7,928
Current transfers: Credit .......        6,878         9,766        11,955        15,241        16,375
Current transfers: Debit ........        3,158         4,757         5,351         6,748         8,447

Capital Account .................        1,180           995         2,105         4,771         5,989

Capital account: Credit .........        1,326         1,185         2,573         5,410         6,963
Capital account: Debit ..........          146           190           468           639           974

Financial Account ...............        8,038        15,228        13,101        39,831        42,034

Direct investment abroad ........         (955)       (3,358)       (9,149)       (4,983)       (3,582)
Direct investment in Poland .....       12,716        10,309        19,876        22,959        16,533

Portfolio investment assets .....       (1,331)       (2,509)       (4,649)       (5,962)        2,208
Equity securities ...............          (57)         (575)       (2,996)       (5,171)          854
Debt securities .................       (1,274)       (1,934)       (1,653)         (791)        1,354

Portfolio investment ............       10,612        15,109         1,527           930        (4,435)
liabilities
Equity securities ...............        1,660         1,333        (2,128)         (453)          584
Debt securities .................        8,952        13,776         3,655         1,383        (5,019)

Other investment assets .........      (11,999)       (2,784)       (3,919)       (1,444)        6,158
Monetary authorities ............          (29)          (17)            9          (225)         (699)
Central and local government ....          (39)         (160)          (30)         (323)         (116)
MFI (excluding Central Bank) ....     (10,5590)         (836)       (1,935)        2,721         7,342
Other sectors ...................       (1,372)       (1,771)       (1,961)       (3,617)         (369)

Other investment liabilities ....       (1,205)       (1,732)       10,104        30,341        25,732
Monetary authorities ............         (106)        1,910          (765)        7,253        (6,178)
Central and local government ....       (2,286)       (6,443)       (1,192)       (1,429)       (1,529)
MFI (excluding Central Bank) ....        1,224           543         5,589        15,427        23,444
Other sectors ...................          (37)        2,258         6,472         9,090         9,995

Financial derivatives ...........          200           193          (698)       (2,010)         (580)

Net errors and omissions ........        1,639        (4,372)       (3,332)      (11,465)      (20,958)

Overall Balance .................          790         8,135         2,480        13,037        (1,964)

Official Reserve Assets .........         (790)       (8,135)       (2,480)      (13,037)        1,964

----------
(*)  Preliminary data

Source: NBP

Foreign Trade

Economic liberalization in Poland has led to a gradual opening up of the economy. Exports accounted for 40.4 percent of GDP in 2006, 40.8 percent in
2007 and, according to preliminary data, 39.4 percent in 2008.  Imports accounted for 42.2 percent of GDP in 2006, 43.7 percent in 2007 and, according to preliminary data, 42.8 percent in 2008.

Focus of Trade

As the economic transformation in Poland has progressed, the focus of trade has shifted from central and eastern European countries towards the EU countries.
According to preliminary data, in 2008, trade with EU countries accounted for
77.5 percent of Poland's exports and 61.4 percent of its imports. Germany is
Poland's largest trading partner, accounting for 25.0 percent of exports and
22.8

                                      -21-

percent of imports in 2008. In 2008, trade with EU countries other than Germany accounted for 52.5 percent of exports and 38.6 percent of imports.

The following table sets out, on a percentage basis, the geographic distribution of Poland's exports and imports for the years indicated.

                              2004            2005            2006            2007            2008*
                         --------------  --------------  --------------  --------------  --------------
                         Export  Import  Export  Import  Export  Import  Export  Import  Export  Import
                         ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
                                                                %
Developed Countries:
  Germany .............    30.1    24.4    28.2    24.7    27.2    24.0    25.9    24.1    25.0    22.8
  Other EU countries ..    49.1    43.9    49.0    40.9    50.2    39.2    53.0    40.1    52.5    38.6
  Other developed
  countries ...........     6.1     7.6     6.4     7.7     5.8     7.0     5.2     6.9     5.2     7.5
                         ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
  Total developed
  countries ...........    85.3    75.9    83.6    73.3    83.2    70.2    84.1    71.1    82.7    68.9
                         ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
Central and Eastern
Europe:
  CEFTA(1) ............     1.2     0.6     1.7     0.7     1.9     0.8     0.8     0.3     0.8     0.3
  Russian Federation: .     3.8     7.2     4.4     8.9     4.3     9.7     4.6     8.7     5.3     9.9
  Other Central and
  Eastern Europe(2) ...     4.0     2.1     3.9     2.0     4.5     1.9     4.4     1.6     4.4     1.7
                         ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
  Total Central and
  Eastern Europe ......     9.0     9.9    10.0    11.6    10.7    12.4     9.8    10.6    10.5    11.9
  Developing
   countries ..........     5.7    14.2     6.4    15.1     6.1    17.4     6.1    18.3     6.8    19.2
                         ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
Total .................   100.0   100.0   100.0   100.0   100.0   100.0   100.0   100.0   100.0   100.0
                         ======  ======  ======  ======  ======  ======  ======  ======  ======  ======

----------
(*)  Preliminary data

(1)  In 2006 CEFTA consisted of Bulgaria, Romania, Croatia and Macedonia. As at
     May 1, 2007 CEFTA comprises: Albania, Bosnia and Herzegovina, Croatia, the former Yugoslavia Republic of Macedonia, the Republic of Moldova,
     Montenegro, Serbia and Kosovo

(2)  "Other central and eastern Europe" includes European countries of the former USSR

Source: Central Statistical Office

Composition of Trade

Poland's external trade is dominated by intra-industry trade (for example, exports and imports of commodities in the same industry or production group in a given time). The most significant export items in 2008 were machinery and transport equipment (for example, cars, vehicles, ships, boats, parts and accessories to motor vehicles), manufactured goods and miscellaneous manufactured articles (for example, other consumer goods). The most significant imported items are similar to those which dominate exports, with chemicals and related products playing a relatively more important role than in the case of exports. Imports consist mostly of manufactured goods.

The following table sets out the composition of Poland's exports (based on customs data and the Standard International Trade Classification) for the years indicated.

                                      -22-

                              2004               2005               2006               2007               2008*
                       -----------------  -----------------  -----------------  -----------------  -----------------
                        (U.S.$             (U.S.$             (U.S.$             (U.S.$             (U.S.$
                       millions)   (%.)   millions)   (%.)   millions)   (%.)   millions)   (%.)   millions)   (%.)
                       ---------  ------  ---------  ------  ---------  ------  ---------  ------  ---------  ------
Natural
Resource-Based
Goods:
 Food and Live
 Animals.............      5,717     7.7      7,818     8.8      9,240     8.4     11,677     8.4     14,095     8.3
 Beverages and
 Tobacco.............        347     0.5        551     0.6        796     0.7      1,158     0.8      1,552     0.9
 Non-Food Raw
 Materials
 (excluding fuel)....      1,909     2.6      2,006     2.2      2,498     2.3      3,201     2.3      3,776     2.2
 Mineral Fuels,
 Lubricants and
 Related Materials...      4,030     5.4      4,715     5.3      4,917     4.5      5,275     3.8      7,235     4.3
 Animal and
 Vegetable Oils......         50     0.1        127     0.1        198     0.2        277     0.2        323     0.2
                       ---------  ------  ---------  ------  ---------  ------  ---------  ------  ---------  ------
 Subtotal............     12,053    16.3     15,217    17.0     17,649    16.1     21,588    15.5     26,981    15.9
                       ---------  ------  ---------  ------  ---------  ------  ---------  ------  ---------  ------
Manufactured Goods:..
Chemicals and
Related Products.....      4,754     6.4      6,061     6.8      7,836     7.1     10,194     7.3     13,317     7.8
 Manufactured
 Goods Classified
 Chiefly by
 Material............     17,217    23.4     20,173    22.6     25,273    23.1     32,136    23.2     37,237    22.0
 Machinery and
 Transport
 Equipment...........     28,611    38.8     34,940    39.1      44,12    40.2     56,774    40.9     70,171    41.4
 Miscellaneous:
 Manufactured........     11,131    15.1     12,957    14.5     14,644    13.4     18,030    13.0     21,717    12.8
 Articles
 Non-Classified......         15     0.0         30     0.0         62     0.1         63     0.1        114     0.1
 Subtotal............     61,728    83.7     74,161    83.0     91,935    83.9    117,197    84.5    142,555    84.1
                       ---------  ------  ---------  ------  ---------  ------  ---------  ------  ---------  ------
Total................     73,781   100.0     89,378   100.0    109,584   100.0    138,785   100.0    169,537   100.0
                       =========  ======  =========  ======  =========  ======  =========  ======  =========  ======

----------
(*)  Preliminary data

Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

The following table sets out the composition of Poland's imports (based on customs data and the Standard International Trade Classification) for the years indicated.

                              2004               2005               2006               2007               2008*
                       -----------------  -----------------  -----------------  -----------------  -----------------
                        (U.S.$             (U.S.$             (U.S.$             (U.S.$             (U.S.$
                       millions)   (%.)   millions)   (%.)   millions)   (%.)   millions)   (%.)   millions)   (%.)
                       ---------  ------  ---------  ------  ---------  ------  ---------  ------  ---------  ------
Natural
Resource-Based
Goods:
 Food and Live
 Animals.............      4,233     4.8      5,370     5.3      6,285     5.0      8,688     5.3     11,334     5.5
 Beverages and
 Tobacco.............        377     0.4        527     0.5        644     0.5        949     0.6      1,032     0.5
 Non-Food Raw
 Materials
 (excluding fuel)....      2,982     3.4      3,077     3.0      3,827     3.0      4,910     3.0      6,325     3.1
 Mineral Fuels,
 Lubricants and
 Related Materials...      8,126     9.1     11,618    11.5     13,066    10.4     16,352     9.9     23,848    11.6
 Animal and
 Vegetable
 Oils................        336     0.4        340     0.3        443     0.3        493     0.3        765     0.3
                       ---------  ------  ---------  ------  ---------  ------  ---------  ------  ---------  ------
 Subtotal............     16,054    18.1     20,932    20.6     24,265    19.2     31,392    19.1     43,304    21.0
                       ---------  ------  ---------  ------  ---------  ------  ---------  ------  ---------  ------
Manufactured Goods:
 Chemicals and
 Related Products....     12,475    14.2     14,492    14.3     16,914    13.5     21,290    13.0     27,025    13.1
 Manufactured Goods
 Classified Chiefly
 by Material.........     18,288    20.8     21,024    20.7     26,151    20.8     34,709    21.2     38,919    18.9
 Machinery and
 Transport Equipment      34,057    38.7     36,438    35.9     47,170    35.9     58,445    35.6     72,537    35.2
 Miscellaneous.......      7,262     8.2      8,605     8.5     10,007     8.1     14,131     8.6     18,571     9.0
 Manufactured
 Articles
 Non-Classified......         20     0.0         48     0.0      3,138     2.5      4,205     2.5      5,719     2.8
 Subtotal............     72,102    81.9     80,607    79.4    101,380    80.8    132,780    80.9    162,771    79.0
                       ---------  ------  ---------  ------  ---------  ------  ---------  ------  ---------  ------
Total...............      88,156   100.0    101,539   100.0    125,645   100.0    164,172   100.0    206,075   100.0
                       =========  ======  =========  ======  =========  ======  =========  ======  =========  ======

----------

(*)    Preliminary data

Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

Trade Policy

In 2008, the average effective rate of tariffs imposed by Poland on imports was
0.92 percent compared to 1.07 percent in 2007. Tariffs are scheduled to decrease further over the next several years as a result of multilateral agreements with the EU and EFTA, as well as pursuant to Poland's membership

                                      -23-

in the WTO. On January 1, 2002 all remaining customs barriers for industrial exports from EU member states to Poland were lifted. Since accession to the EU on May 1, 2004, Poland has applied the EU's trade policy.

Official Reserves

By the end of 2005, Poland's official reserves amounted to U.S.$42.6 billion.
Reserves increased to U.S.$48.5 billion by the end of 2006 and then increased to
U.S.$65.7 billion by the end of 2007. At the end of December 2008 reserves amounted to U.S.$62.2 billion.

The following table sets out certain information regarding Poland's official reserve assets at the end of the years indicated.

                                                                                    Months of
                                                                                      Import
                               Official                                            Coverage (2)
                               Reserve            Official                           in Total
                               Assets(1)       Reserve Assets    Total Official      Official
                            Excluding Gold        of Gold        Reserve Assets   Reserves Assets
                            ---------------   ---------------   ---------------   ---------------
2004 ....................          35,334.5           1,448.8          36,783.3               5.0
2005 ....................          40,874.1           1,697.2          42,571.3               5.2
2006 ....................          46,381.2           2,103.1          48,484.3               4.7
2007 ....................          62,978.1           2,767.4          65,745.5               4.9
2008 ....................          59,318.0           2,862.1          62,180.1               3.7

----------
(1)  Including Poland's reserve position in IMF
(2)  Based on average imports of goods
Source: NBP

                                      -24-

                          MONETARY AND FINANCIAL SYSTEM

Structure and Development of the Polish Banking System

Until 1989, the Polish banking system was controlled by the State with business decisions subordinated to political priorities. The reform of the Polish banking system began in 1989 when the Parliament adopted the Banking Law and the NBP Act
(both as defined below). As a result of these changes in legislation and administrative procedures, a relatively large number of new private banks were established, which later underwent a process of continuous consolidation.

In December 2008, there were 52 domestic commercial banks in Poland, of which 10 were banks with majority Polish held equity and 42 were banks with majority foreign held equity. As at the end of December 2008, 72.3 percent of the commercial banks' assets were held by foreign controlled banks (including branches of credit institutions). There were also 579 co-operative banks and 18 branches of credit institutions operating in Poland. Moreover, four domestic banks performed services abroad either through a subsidiary or a branch.

As the banking sector in Poland performs mostly commercial banking activities and has not had extensive involvement in investment banking or product structuring linked to subprime debt, it has not been directly affected by the current financial crisis. The sector is to an extent affected by the macroeconomic implications of the crisis. Pre-tax earnings of commercial banks in 2008 were approximately 2.9 percent higher compared to those in 2007, and net earnings were approximately 2.1 percent higher for the same comparative period.
The spread between average Polish zloty lending and term deposit rates equaled
3.6 percent in December 2008, compared with 4.4 percent at the beginning of the year. Earnings expansion occurred mainly as a result of the further intensification of banks' activities in view of favorable macroeconomic conditions. The growth in net earnings was primarily driven by the expansion of the total income from interest, fees and commissions and accompanied by a moderate increase in costs of banking activities.

Since the beginning of 2005, all banks have been required to apply the effective interest rate method to their assets and liabilities valuations at their amortized costs. As at September 30, 2008, 34 domestic banks (most of them incorporated as public listed companies) and 10 branches of foreign credit institutions submit reports on a standalone basis in line with the International
Financial Reporting Standards, or IFRS. At the end of December 2008, the
irregular asset ratio (defined as the ratio of irregular claims to total claims on non-financial customers) in the banking sector was 4.4 percent, down 0.8 percent compared to 2007. Irregular claims refer to credit exposures where there is a delay in repayment that exceeds three months for corporations (six months for retail loans) and/or the circumstances of the borrower indicate that timely repayment may be unlikely.

During 2008, there has been a further increase in loans to households, especially foreign currency mortgage loans and consumer loans. Foreign currency mortgage loans increased 98.7 percent in 2008 as compared to 2007, with mortgages denominated in Swiss Francs comprising the largest proportion of foreign currency mortgages. There was also high growth in loans to commercial enterprises, mainly due to the growth in project and business development financing.

In June 2006, the legal process of implementation of the Credit Requirement
Directive, or the CRD, into the Polish regulatory framework was officially launched by publishing the text of the CRD in Polish. The new legal rules implementing the CRD provisions (Basel II) in the banking sector were introduced on April 1, 2007. A transitional period applied until the end of 2007, during which time banks were allowed to apply existing capital adequacy standards; 46 commercial and all co-operative banks made use of the transition period.
According to the results reported by banks up to the date hereof, it is unlikely that the new principles will have had a material impact on the values of their capital adequacy ratios.

                                      -25-

The National Bank of Poland

The NBP is the central bank of Poland. The primary legislation governing the NBP is the Act on the National Bank of Poland of August 29, 1997, or the NBP Act,
and the Banking Law of August 29, 1997, or the Banking Law, both of which are consistent with EU standards. The NBP has two directing bodies, the President and the Management Board (consisting of the President and six to eight Members, including two Deputy Presidents). Monetary policy decisions are taken by the
Monetary Policy Council, or MPC. The President of the NBP is appointed for a six-year term by the Sejm after nomination by the President of the Republic of
Poland, with strictly limited rights of removal.

The Constitution of the Republic of Poland and the NBP Act confirm the NBP's independence which is essential for the credibility of, and a prerequisite for,
Poland's participation in European Economic and Monetary Union, or EMU.
According to Article 227, paragraph 1 of the Constitution, the NBP shall have the exclusive right to issue money as well as to formulate and implement monetary policy. The NBP provides banking services to the central government.
The NBP acts as banker to the Government and to other banks in the banking system. The NBP operates accounts, amongst others, for banks and central government. The NBP may act as a financial agent to the Government. However, the
NBP shall not be liable for the obligations of the State Treasury in this respect.

According to Article 12 of the NBP Act, the role of the MPC is to draw up annual monetary policy guidelines and submit these to the Sejm for its information at the same time as the Council of Ministers submits the draft budget. The MPC determines monetary policy guidelines for each year and, on the basis of those guidelines, makes decisions concerning use of the NBP's key policy instruments, namely interest rates, required reserve ratios, open market operations, NBP loan and credit facilities and the exchange rate policy. It is also required to present a report to the Sejm on the performance of the monetary policy guidelines within five months of the end of each fiscal year.

Under the NBP Act, the powers of the President are separated from those of the
MPC and the Management Board of the NBP. The MPC consists of ten members, namely the President of the NBP as Chairman, and nine other members drawn from outside the NBP. Members are appointed for a tenure of six years. The tenure of all of the current members except for the Chairman began in 2004. The current Chairman,
Slawomir Skrzypek, was appointed in January 2007. Three members of the MPC are appointed by the Sejm, three by the Senate and three by the President of the
Republic of Poland. The MPC meets at least once a month. It makes decisions by a majority vote and has a quorum of at least five members, including the Chairman.
In the event of a tied vote, the Chairman has the deciding vote. The positions taken by MPC members during votes are published in official publications.

The NBP carries out the foreign exchange policy established by the Council of
Ministers in consultation with the MPC. The procedure for setting the exchange rate of the zloty against foreign currencies is laid down by the Council of
Ministers in consultation with the MPC. Since April 2000 the zloty has been freely floating. The NBP publishes current exchange rates for foreign currencies and rates for other types of foreign exchange and performs its function of central foreign exchange authority by holding and managing the official foreign exchange reserves, and also by conducting banking operations and taking other measures to ensure the safety of foreign exchange operations and international payments liquidity.

The NBP produces a quarterly report which summarizes the performance of banks in general and a semi-annual Financial Stability Report comprising an assessment of the stability of the domestic financial system (especially the banking sector)
to real and potential shocks and disruptions. These reports are largely based on banks' financial statements sent to the NBP on a monthly (balance sheet) or quarterly (profit and loss account) basis.

                                      -26-

Monetary Policy

The basic objective of the MPC's monetary policy is to ensure price stability
(i.e., low and stable price inflation), which provides a foundation for economic growth over the long term. In order to achieve this, taking into consideration the increased integration of the Polish economy with the global economy and given the need to anchor inflation expectations at a low level, the MPC's strategy is based on direct inflation targeting, or DIT. In connection with this strategy, the MPC focuses on factors that could jeopardize low inflation and responds to them by adjusting monetary policy accordingly. The NBP influences price growth indirectly, by controlling short-term interest rates and by influencing expectations of the future level of short-term rates, which exert an impact on inflation through the monetary transmission mechanism.

The permanent inflation target, set forth in the Monetary Policy Strategy adopted by the MPC in February 2003, is 2.5 percent with a symmetrical tolerance range for deviations of +/-1 percentage point. The target is defined in terms of annual CPI inflation. Every year the MPC also publishes the Monetary Policy
Guidelines, providing an outline for the monetary policy in a shorter, one year perspective. In the most recent publication, released in September 2008, the MPC confirms that direct inflation targeting is an effective method of ensuring price stability. During most of 2007, inflation hovered around the target of 2.5 percent before increasing markedly towards the end of the year, following a substantial increase in food and energy prices in the world markets. Currently inflation still exceeds the target; in December 2008 the annual growth of CPI was 3.3 percent. In MPC statements released in 2008, the MPC underlined that in the short term inflation in Poland will probably remain elevated, but in the medium term, the NBP will aim to keep inflation in a target range of between 2.5 and 3.5 percent.

The MPC pursues the DIT strategy under a floating exchange rate regime, which should be maintained until Poland's accession to the European Exchange Rate
Mechanism, or ERM II. Participation in ERM II for a period of two years is a condition of Poland's adoption of the euro.

In 2008, the Government approved the Road Map for Euro Adoption in Poland, or the Road Map, which targeted 2012 for compliance with the Maastricht Criteria and adoption of the euro. In order to complete this goal, the Road Map envisioned entry into ERM II in the second quarter of 2009. However, the recent financial turbulence and sharp deterioration in global economic activity have destabilized the zloty exchange rate and negatively affected the prospects of economic growth in Poland. As entry by a country into ERM II should be preceded by a short period where exchange rate volatility does not significantly exceed the level observed for other entrants into ERM II, current volatility in the zloty exchange rate could postpone entry into ERM II beyond the second quarter of 2009.

Money Supply

In December 2008, the annual rate of growth of broad money supply was 18.6 percent in nominal terms, or 14.8 percent in real terms. Starting from the beginning of the second quarter of 2007 reporting period, the methodology of compiling certain money supply aggregates has been changed. The changes included, amongst others, a modification of the definitions of broad and narrow money aggregates, M3 and Ml, respectively. For the purposes of comparability historical data have been adjusted accordingly. The following table sets out data on monetary aggregates for the periods indicated.

                                      -27-

                                                                         Year ended December 31,
                                                ------------------------------------------------------------------------
                                                    2004           2005           2006           2007           2008
                                                ------------   ------------   ------------   ------------   ------------
                                                                             (PLN millions)
Cash in circulation..........................       50,755.6       57,154.7       68,767.6       77,160.0       90,741.2
Demand deposits..............................      131,200.3      163,484.3      207,063.2      258,106.2      258,977.9
                                                ------------   ------------   ------------   ------------   ------------
Narrow Money (M1)............................      181,975.8      220,639.0      275,830.9      335,266.2      349,719.1
                                                ============   ============   ============   ============   ============
Time deposits................................      186,718.3      194,511.3      205,364.0      214,027.5      310,582.5
Deposits redeemable at notice up to three
 months:                                                20.0           13.2           15.6           50.6           11.6
  Repurchase agreements......................        5,825.9        9,761.5       10,806.9        8,192.4        3,468.2
  Debt  securities  with maturity  below two
   years.....................................        2,994.4        2,200.4        2,932.1        3,757.7        1,797.5
                                                ------------   ------------   ------------   ------------   ------------
Broad Money (M3).............................      377,534.5      427,125.4      495,309.5      561,623.8      666,304.6
                                                ============   ============   ============   ============   ============
Annual Changes (%)
Broad Money (nominal)........................            9.4           13.1           16.0           13.4           18.6
Broad Money (CPI deflated)...................            4.8           12.3           14.4            9.0           14.8

----------
Source: NBP

Polish monetary statistics are maintained in accordance with the requirements of the European Central Bank and as such, they are directly comparable to the statistics provided by other states applying the same methodology.

Monetary Policy Implementation

Control over interest rates is the NBP's principal instrument of monetary policy in connection with its strategy to reach predetermined inflation targets. The
NBP influences the level of nominal short-term money market rates by determining the yield of open market operations, standing facilities and required reserves.

The NBP's reference rate reflects the general direction of monetary policy. It determines the yield obtainable on main open market operations, which are executed on a regular weekly basis in the form of issues of NBP bills with a
7-day maturity. As a consequence of liquidity surplus in the banking sector, open market operations are used to absorb excess liquidity from the market.
Starting from 2008, the basic operations are conducted on a scale enabling the stabilization of the Polish Overnight Index Average, or POLONIA, around the NBP reference rate. The transition from influencing the level of the Warsaw
Interbank Offered Rate Spot Week to the POLONIA rate results from the trends in the term structure of the money market and enables the NBP to more effectively affect the economy through the monetary policy transmission mechanism.

The NBP's deposit and Lombard rates determine the corridor for overnight interest rates in the interbank market. The deposit facility makes it possible for commercial banks to place their liquidity surplus on a deposit account at the central bank. The Lombard facility enables banks to obtain credit from the central bank on an overnight basis.

The basic function of the required reserve system is to limit the volatility of short-term market interest rates by cushioning the impact of movements in banking sector liquidity. The terms and conditions of the reserve requirements system are uniform for all banks. The reserves ratios applied by the NBP are:

     o    zero for repo operations; and

     o    3.5 percent for other liabilities included in the reserve base.

Banks are obliged to maintain an average balance of funds on accounts with the
NBP during the reserve period at a level not lower than the required reserves.
Since May 2004, the holdings of minimum reserves have been remunerated (0.9 percent of the NBP's rediscount rate).

The following table sets out details of interest rates set by the NBP and changes made to them since 2004:

                                      -28-

Effective Date                                        Lombard Rate     Reference Rate     Deposit Rate
--------------------------------------------------   --------------   ----------------   --------------
                                                                            (%)
July 1, 2004 .....................................             7.25               5.75             4.25
July 29, 2004 ....................................             7.50               6.00             4.50
August 26, 2004 ..................................             8.00               6.50             5.00
March 31, 2005 ...................................             7.50               6.00             4.50
April 28, 2005 ...................................             7.00               5.50             4.00
June 30, 2005 ....................................             6.50               5.00             3.50
July 28, 2005 ....................................             6.25               4.75             3.25
September 1, 2005 ................................             6.00               4.50             3.00
February 1, 2006 .................................             5.75               4.25             2.75
March 1, 2006 ....................................             5.50               4.00             2.50
April 26, 2007 ...................................             5.75               4.25             2.75
June 28, 2007 ....................................             6.00               4.50             3.00
August 30, 2007 ..................................             6.25               4.75             3.25
November 29, 2007 ................................             6.50               5.00             3.50
January 31, 2008 .................................             6.75               5.25             3.75
February 28, 2008 ................................             7.00               5.50             4.00
March 27, 2008 ...................................             7.25               5.75             4.25
June 26, 2008 ....................................             7.50               6.00             4.50
November 27, 2008 ................................             7.25               5.75             4.25
December 24, 2008 ................................             6.50               5.00             3.50
January 28, 2009 .................................             5.75               4.25             2.75
February 26, 2009 ................................             5.50               4.00             2.50
March 26, 2009 ...................................             5.25               3.75             2.25
June 25, 2009 ....................................             5.00               3.50             2.00

----------
Source: NBP

Foreign Exchange Regulations

In June 1995, Poland liberalized its current account according to Article VIII of the IMF Articles of Agreement. Some degree of restrictions still exist on direct investment in non-OECD countries or countries with which Poland did not conclude agreements on bilateral protection of investments and on real estate, acquisitions and the short-term capital movement transactions (as listed in the
OECD Code of Liberalization of Capital Movements).

The zloty is fully convertible in all types of current account transactions and foreign investors are able to purchase foreign currencies with zloty for the transfer of profits and repatriation of capital without the requirement of a special foreign exchange permit. A number of other foreign exchange transactions are generally permitted to be undertaken without obtaining authorization from the NBP.

Further liberalization of foreign exchange transactions with EU and OECD countries followed after the adoption of the new Foreign Exchange Law in 2002 whereby nearly all prior restrictions were abolished.

Exchange Rate Policy

For several years prior to April 2000, Poland used a crawling peg with a fluctuating band system according to which a central exchange rate was established against a basket of currencies and was devalued at a fixed rate.
Since April 2000, the zloty has floated freely. The NBP has the right to intervene in foreign exchange markets but has not done so since the zloty floated.

The following table sets out the official NBP exchange rate between the zloty and the U.S. dollar for the periods indicated.

                                                         Year ended December 31,
                                 ------------------------------------------------------------------------
                                     2004           2005           2006           2007           2008
                                 ------------   ------------   ------------   ------------   ------------
End of period.................         2.9904         3.2613         2.9105         2.4350         2.9618
Average.......................         3.6540         3.2348         3.1025         2.7667         2.4092

------------

                                      -29-

Source: NBP

The following table sets out the official NBP exchange rate between the zloty and the euro for the periods indicated.

                                                         Year ended December 31,
                                 ------------------------------------------------------------------------
                                     2004           2005           2006           2007           2008
                                 ------------   ------------   ------------   ------------   ------------
End of period.................         4.0790         3.8598         3.8312         3.5820         4.1724
Average.......................         4.5340         4.0254         3.8951         3.7829         3.5166

------------
Source: NBP

Bank Regulation

With effect from January 1, 2008, banking supervision is carried out by the
Polish Financial Supervision Authority, or the PFSA, as stipulated in the Act of
July 21, 2006 on the supervision of the financial market, or the Financial
Market Supervision Act. The PFSA started its operations on September 19, 2006 and was formed from the former Polish Securities and Exchange Commission and the
Insurance and Pensions Funds Supervisory Commission.

Before this date, banks' activities were supervised by the Commission for
Banking Supervision of the NBP and by its executive body, the General
Inspectorate of Banking Supervision, or GIBS, whose role was to enforce banking regulation and to ensure compliance with banking laws, with a view to safeguarding deposits held by banks.

The remit of the PFSA is much broader and its responsibilities include undertaking measures aimed at ensuring the regular operation of the financial market, including its stability, safety and transparency, as well as ensuring confidence in the financial market and protecting the interests of market participants. Consumer-related issues such as customer complaints procedures, financial education and codes of best practice, which received less emphasis prior to January 1, 2008, are top priorities for the PFSA.

GIBS was an independent department of the NBP. As from January 1, 2008 it was incorporated into the PFSA and its employees became employees of the PFSA. The new structure is intended to maintain the strengths of the former banking supervision system and combine them with the PFSA's corporate culture and the skills of its personnel. Requirements for banking supervision inspectors remain unchanged. Regional branches carry out their previous duties.

According to Article 4 paragraph 1 of the Financial Market Supervision Act, the
PFSA's responsibilities comprise the following:

o    exercising supervision (as defined in Article 1.2) over the financial market;

o    taking actions fostering the proper operation of the financial market;

o    taking actions promoting the development of the financial market and its competitiveness;

o    taking educational and informational actions related to the operation of the financial market;

o    participating in the preparation of drafts of legal acts relating to financial market supervision;

o    creating opportunities for amicable and conciliatory resolution of disputes between the participants of the financial market, including in particular, disputes arising from contractual relationships between the entities subject to the PFSA's supervision and the customers buying their services;
     and

o    performing other statutorily assigned tasks.

                                      -30-

According to Article 133, paragraph 1 of the Banking Act, the activities of banks, branches and representative offices of foreign banks, as well as branches and representative offices of credit institutions, shall be subject to supervision exercised by the PFSA, the scope and principles of such supervision being set out in the Banking Act and the Financial Market Supervision Act.
According to Article 147, paragraph 1 point 2 of the Banking Law, the PFSA may, in circumstances specified in the Banking Law, repeal an authorization to create a bank or may liquidate a bank. In certain circumstances specified in the
Banking Act, the PFSA shall order the suspension of a bank's operations and petition the court of appropriate jurisdiction for a declaration of bankruptcy.

The current supervisory requirements include among others: (i) capital adequacy principles, consistent with EU Directives, being a minimum 8.0 percent risk-weighted capital ratio calculated in accordance with international standards, (ii) classification of banks' assets and application of specific provisions with respect to problem loans (ranging from 100.0 percent for "loss",
50.0 percent for "doubtful", 20.0 percent for "substandard", and 1.5 percent for
"watch" loans), and (iii) large exposure limits, consistent with EU directives, including 20.0-25.0 percent of capital for individual exposures and 800.0 percent for aggregate large exposures. Since April 1, 2007, banks have been moving to Basel II rules (CRD). However, this process is gradual, as a majority of the banks operating in Poland chose an option to remain under Basel I regulation in 2007. Banks which have adopted IFRS (approximately 75.0 percent of the banking sector assets) assess the value of impaired assets and respective provisions according to their individually accepted methodologies.

The Banking Law also provides rules and procedures for the establishment and the organization of state banks, co-operative banks and joint-stock banks as well as establishing a requirement for the approval of the PFSA for the execution of voting rights exceeding 10.0 percent (and specified percentage thresholds thereafter) of votes at a bank's shareholder meeting if, as a result of acquisition of the bank's shares, a shareholder exceeds a specified percentage increase with respect to voting rights.

The Bank Guarantee Fund, or the BGF, is a bank-funded deposit insurance scheme used to guarantee deposits with Polish banks in zloty and foreign currencies. A revision of the Act on the Bank Guarantee Fund, or the BGF Act, enacted on
October 23, 2008 increased the guaranteed amount for bank deposits covered by the BGF to (euro) 50,000. The (euro) 50,000 guarantee applies to individuals and is assigned to deposits held in one bank. If a number of deposits are held in one bank, the guarantee covers all the deposits, but only for the aggregate amount of (euro) 50,000. In addition, in accordance with the BGF Act, the
Council of Ministers may, by regulation, temporarily establish a higher guaranteed amount for purposes of ensuring stability of the banking system and protection the interests of depositors. The BGF Act does not currently provide for any guarantee cover for deposits at risk held in the cooperative savings and loan societies (so-called SKOKs), because these entities do not participate in the BGF.

On February 12, 2009, the Parliament passed a bill with respect to the State
Treasury providing support to financial institutions. On February 25, 2009, the bill was signed by the Polish President. The bill provides that the Minister of
Finance, representing the State Treasury, at the request of a financial institution after consultation with the Chairman of the PFSA and the President of the NBP will be able to provide financial institutions established in Poland with support in a crisis. The support will be given by way of, among other things, granting loans by purchasing securities. The bill provides new support instruments for the interbank market and financial institutions which, in the event of a crisis, are aimed at allowing these institutions to maintain their financial liquidity. These instruments include Treasury guarantees, loans and securities, as well as, deferred payments and installment payments with respect to the sale of Treasury securities. Further, the bill also provides for state guarantees for interbank deposits. They will only be able to be granted to banks considered "safe" and sufficiently strong in terms of capital. The new solutions will also allow support to be given to the NBP. Pursuant to the bill, the State
Treasury will be able to grant a guarantee of repayment by banks taking advantage of the refinancing facility granted by the NBP. Such a guarantee may be given for up to 50.0 percent of the outstanding amount of the refinancing facility.

                                      -31-

Poland has taken a variety of measures to address the current global financial crisis. See "The Economy--Recent Trends in the Economy".

Capital Markets

Warsaw Stock Exchange

In 1991, Poland enacted legislation regarding public trading in securities and the establishment of the Warsaw Stock Exchange, or the WSE. In 1994, the WSE was
admitted to the World Federation of Stock Exchanges as a full member. The WSE consists of the main market and the parallel market and also acts as an operator of the multilateral trading facility established in August 2007 called New
Connect. Admission to trading on the main market requires a larger market capitalization and stricter disclosure requirements.

Current securities legislation regulates the public offering of securities and the operations of securities brokers. The PFSA has enforcement powers and supervises the financial market, including the securities and commodities markets. See "Monetary and Financial System-Bank Regulation".

Since July 2005, trading of securities has been regulated by three acts: the act on public offering, conditions governing the introduction of financial instruments to organized trading and public companies of July 29, 2005, the act on trading in financial instruments of July 29, 2005 and the act on capital market supervision of July 29, 2005. These acts replaced the former act on public trading of securities and were significantly amended in 2009.

Since January 1998, futures contracts based on the WIG20, the blue chip index, have been quoted on the WSE. In January 2001, the first equity futures contracts were introduced and in February 2002 futures contracts on MIDWIG, the WSE's
MidCap index, were launched. The MIDWIG index was replaced by the mWIG40 index on March 19, 2007. In September 2003, options based on the WIG20 began trading.
Since February 2005, futures contracts on treasury bonds have been traded and since October 2005, equity options have been available to investors.

Settlement in Poland is conducted on a delivery-versus-payment basis. Each investor is required to hold a securities account and a cash account with a local broker or custodian. Each broker and custodian is required to hold a securities account in the National Depository for Securities and maintain a cash account with a clearing bank. The system is fully computerized.

All securities admitted for trading on a regulated market are traded in book-entry form only. Shareholders are supplied with deposit certificates and account statements by the broker or custodian with whom they hold an account.

In December 2008, there were 49 members of the WSE (including brokerage entities and banks). Out of the total of 58 brokerage entities operating in Poland in
December 2008, 13 were banks conducting brokerage activities and 45 were independent entities. There were also 19 banks providing investment accounts,
1,992 licensed securities brokers, 145 commodities brokers and 271 licensed investment advisors.

At the end of 2008, instruments listed on the WSE comprised equity securities of
374 companies (including 25 foreign companies), 51 bond issues, 47 investment certificate issues, 41 series of futures contracts, 176 series of options and 45 structured products.

Foreign investors may trade on the WSE on the same terms as domestic investors and may freely repatriate trading profits in a foreign currency.

The following table sets forth selected indicators relating to the equity component of the WSE for the periods indicated.

                                                                         Year ended December 31,
                                                ------------------------------------------------------------------------
                                                    2004           2005           2006           2007           2008
                                                ------------   ------------   ------------   ------------   ------------
Market capitalization(1)

                                      -32-

                                                                         Year ended December 31,
                                                ------------------------------------------------------------------------
                                                    2004           2005           2006           2007           2008
                                                ------------   ------------   ------------   ------------   ------------
  (in PLN millions)..........................        291,698        424,900        635,909      1,080,257        465,115
  (in U.S.$ millions)........................         97,545        130,285        218,488        439,737        157,038
  (% of GDP).................................           28.0           41.0           60.0          101.0           44.0
Turnover in PLN millions(2)..................        119,518        197,033        338,696        479,480        331,316
WIG index....................................         26,636         35,601         50,412         55,648         27,229
Average P/E ratio............................           24.4           15.5           13.5           17.7           11.0
Dividend Yield...............................            1.5           1.87            2.6            2.0            3.1
Listed companies.............................            230            255            284            351            374

----------
(1) Includes domestic and foreign companies
(2) Includes both purchases and sales and off-season block transactions with shares
Source: Ministry of Finance, NBP, WSE

In addition to the WSE, there is also a secondary regulated over-the-counter, or
OTC, market called the MTS-CeTO S.A. MTS-CeTO S.A. was originally established in
January 1996, under the name of Centralna Tabela Ofert, or CeTO, on the initiative of over 20 of the largest Polish banks and brokerage houses. In
November 2000 CeTO became a part of the WSE group. In the second half of 2001, the activities of Centralna Tabela Ofert and Polska Gielda Finansowa were consolidated, which resulted in their continuing activity under the name of
CeTO. In May 2004, CeTO became a part of the strategic alliance with MTS Group, changing its name to the present one. MTS-CeTO S.A. is responsible for providing infrastructure for securities trading on the regulated off-exchange market and also for organizing the non-regulated market of public debt securities trading
(exempt from PFSA supervision).

Investment Funds

In Poland, investment funds operate under the provisions of the Act on
Investment Funds of May 27, 2004. In accordance with this act, investment funds may be created as an open-end investment fund (UCITS), specialized open-end investment fund or a closed-end investment fund. This act significantly broadened the range of investment funds by adding new products such as umbrella funds, funds of funds, master-feeder funds, funds with various participation unit categories, money market funds, securitization funds, exchange traded funds and non-public asset funds, the latter being created to foster the growth of the private equity sector in Poland.

By the end of December 2008, the PFSA had granted permits to 39 fund management companies that run 324 investment funds. The value of assets managed by Polish investment funds in December 2008 was PLN 73.7 billion (U.S.$24.88 billion).

Pension Funds

At the end of December 2008, there were 14 pension funds in Poland with total assets of PLN 138.75 billion and a three year weighted average rate of return of
2.93 percent (calculated for the period from March 31, 2006 to March 31, 2009).

Treasury Securities

Treasury bonds and bills denominated in PLN are sold at regular auctions by the
State Treasury. The primary domestic market is based on a selected group of banks acting as primary dealers.

The following table sets forth certain information with respect to the sale of treasury securities on the domestic market in 2009.

                                     January  February  March  April   May
                                     -------  --------  -----  -----  -----
                                                 (PLN billions)
Gross sales of treasury securities
 Treasury bonds                          11.0      2.2    8.3   12.5    8.8
 Treasury bills                          2.6       6.5    9.4    7.8    6.5
 Total                                  13.6       8.7   17.7   20.3   15.3
Net sales of treasury securities
 Treasury bonds                          4.6       1.9    3.9    7.0   (4.1)
 Treasury bills                         (1.2)      0.8    4.6    4.6    0.5
 Total                                   3.4       2.7    8.5   11.6   (3.6)

Trading of treasury bonds is conducted on three secondary markets: the OTC market, the MTS Poland and the WSE. In 2008 the value of treasury bond transactions decreased by 14.0 percent to PLN 6,386.2 billion, compared to 2007.
The largest market, on the basis of turnover, is the OTC market which in 2008 accounted for almost 98.7 percent of the total turnover of treasury securities, while the MTS Poland accounted for approximately 1.3 percent and the WSE accounted for less than 0.1 percent.

The main holders of treasury bonds issued on the domestic market at the end of
2008 were as follows: domestic institutional investors (non-banking sector) PLN
216.3 billion (58.7 percent), domestic banking sector PLN 97.2 billion (26.4 percent) and foreign investors PLN 55.3 billion (15.0 percent).

                                      -33-

The average time to maturity, or ATM, of domestic marketable debt decreased slightly from 4.33 years at the end of 2007 to 4.23 years at the end of 2008.
The duration stabilized (an increase from 2.85 years to 2.86 years respectively). This was primarily due to an increase in the share of Treasury bills (from 5.9 percent to 12.0 percent), which accounted for a greater role in financing borrowing requirements.

Insurance Market

As at September 30, 2008, the total assets of Poland's insurance companies amounted to approximately PLN 140.0 billion. Assets of the life insurance sector amounted to approximately PLN 87.7 billion, while assets of the non-life insurance sector were PLN 52.3 billion. Investments of insurance companies were primarily held in debt securities and other fixed income securities (46.6 percent), followed by deposits with credit institutions (15.7 percent), shares or participating interests in subordinated undertakings (6.7 percent) and shares, participating interests and other variable yield securities, units and investment certificates in investment funds (4.6 percent).

According to industry data, as at September 30, 2008 the largest market share by gross premiums written was held by PZU Zycie S.A. (23.9 percent), followed by
PZU S.A. (14.3 percent), Commercial Union Polska TU Zycie S.A. (23.9 percent)
and TunZ Europa Zycie (5.0 percent). As at September 30, 2008, there were 46 insurance companies controlled by foreign investors (compared with 45 as at
December 31, 2007 and 46 as at December 31, 2006). In addition, two other insurance companies controlled by foreign capital were issued authorizations in
June 2008. As at the end of the third quarter of 2008, FDI in the insurance market reached PLN 4.0 billion, as compared to PLN 3.8 billion as at December
31, 2007 and 3.7 billion as at December 31, 2006. At the end of the third quarter of 2008, foreign capital accounted for 76.8 percent of the total equity capital of insurance companies in Poland, as compared to 76.4 percent at the end of 2007 and 77.0 percent at the end of 2006.

As at September 30, 2008, there were 67 licensed insurance companies operating in Poland. Of these, 31 were life and 36 were non-life insurance companies. One company, which received authorization in June 2008, has not yet begun operations.

                                      -34-

                                 PUBLIC FINANCE

The Polish public finance system is comprised of the State budget, local budgets, extra-budgetary units, agencies and other entities. It is divided into three sub-sectors: central, local and social security. There are some differences in the scope of the sector and accounting methods as compared to the general government sector (as defined in the EU's European System of Accounts
95, or ESA95).

Over the last few years the Polish fiscal balance has improved. It has been a result of good macroeconomic performance on the one hand, and measures undertaken to reform the public finance on the other. A considerable reduction of the general government deficit in 2007 and favorable prospects of further improvements of the general government balance contributed to the abrogation by the Ecofin Council in July 2008 of the Excessive Deficit Procedure, which had been in force since 2004.

General Government Balance

The following table sets out the general government balance (calculated pursuant to ESA95) for the years indicated.

                                                   2004           2005           2006           2007           2008
                                               ------------   ------------   ------------   ------------   ------------
                                                                           (as a % of GDP)
General government balance..................           (5.7)          (4.3)          (3.9)          (1.9)          (3.9)
  Central government........................           (5.4)          (4.3)          (4.2)          (3.1)          (4.2)
  Local government..........................            0.0           (0.2)          (0.4)           0.1           (0.2)
  Social security funds.....................           (0.3)           0.2            0.7            1.1            0.5

----------
Source: Central Statistical Office

The following table sets out State budget revenues and expenditures using the
Polish methodology for the years indicated. The Polish methodology differs from
ESA95 in two significant respects, first, under ESA95 revenues and expenditures are calculated on an accrual basis, whereas a cash basis is used under the
Polish methodology and, second, the scope of the public sector is defined differently under the two methodologies (for example, research and development units are excluded under ESA95 and included under the Polish methodology).

                                          2004          2005          2006          2007         2008(1)       2009(2)
                                       ----------    ----------    ----------    ----------    ----------    ----------
                                                        (PLN millions, except as otherwise indicated)
Total revenue ......................      156,281       179,772       197,640       236,368       254,084       303,035
Total expenditure ..................      197,698       208,133       222,703       252,324       278,674       321,221
Balance ............................      (41,417)      (28,361)      (25,063)      (15,956)      (24,590)      (18,186)*
GDP (PLN billions) .................          925           983         1,060         1,175         1,267         1,359
                                                                        (as a % of GDP)
Total revenue ......................         16.9          18.3          18.6          20.1          20.1          22.3
Total expenditure ..................         21.4          21.2          21.0          21.5          22.0          23.6
Balance ............................         (4.5)         (2.9)         (2.4)         (1.4)         (1.9)         (1.3)

----------
(1)  Estimate.
(2)  Budget Act for 2009.
(*)  In January 2009 various expenditure cuts were announced.
Source: Ministry of Finance, Central Statistical Office

The following table sets out certain information regarding total revenues and expenditure for local governments for the years indicated.

                                           2004           2005           2006           2007           2008
                                       ------------   ------------   ------------   ------------   ------------
                                                        (PLN millions, except for percentages)
Total revenues......................         91,504        102,912        117,040        131,380        142,569
Total expenditure...................         91,387        103,807        120,038        129,113        145,183
Balance.............................            117           (895)        (2,998)         2,267         (2,614)
As % of GDP.........................           0.01           (0.1)          (0.3)           0.2           (0.2)
GDP.................................        924,538        983,302      1,060,031      1,175,266      1,266,600

----------

                                      -35-

Source: Ministry of Finance, Central Statistical Office

The State Budget

The Budget Process

The fiscal year for the Government is the calendar year. Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to the start of each fiscal year. The budget then proceeds through the regular legislative process. If a budget has not been approved by the Sejm and the Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted. If no budget has been agreed by Parliament and presented to the President for signing within four months of the Council of
Ministers submitting the draft to the Sejm, the President may dissolve
Parliament.

The 2009 Budget Act

On January 9, 2009, the President signed the 2009 Budget Act. It provides for revenues of PLN 303.0 billion, an increase of 7.5 percent compared to 2008 (as provided in the 2008 Budget Act), and expenditures of PLN 321.2 billion, an increase of 3.9 percent compared to 2008 (as provided in the 2008 Budget Act).

The following table sets out State revenues in nominal terms and as a percentage of GDP for the years indicated.

                                                    2004           2005           2006           2007           2008
                                                ------------   ------------   ------------   ------------   ------------
                                                                             (PLN millions)
Nominal Revenues
TOTAL REVENUE................................      156,281.2      179,772.2      197,639.8      236,367.5      255,711.3
  Tax Revenue................................      135,571.3      155,859.5      174,876.0      206,385.2      219,499.4
  VAT and other Indirect taxes...............      100,991.5      115,671.8      127,412.4      146,482.1      153,577.7
  Corporate Income Tax.......................       13,071.7       15,762.4       19,337.5       24,540.2       27,159.7
  Personal Income Tax........................       21,506.2       24,423.0       28,125.3       35,358.5       38,658.5
Non-tax Revenue..............................       18,122.3       21,465.3       20,779.1       22,448.3       21,473.0
  Dividends..................................        1,810.4        3,161.5        4,045.2        3,622.5        3,319.8
  Transfers from the NBP.....................        4,056.8        4,168.0        1,158.0        2,478.3              -
  Custom Duties..............................        2,281.0        1,270.6        1,385.9        1,747.6        1,728.8
  Revenue of Budgetary Units.................        8,197.1       10,844.0       11,176.1       11,795.3       11,091.2
  Other Non-tax Revenue......................        1,614.5        1,615.9        2,288.9        2,470.8        2,869.7
  Restructuring fee..........................          (21.6)             -              -              -              -
  Foreign Revenue............................          183.9          405.3          725.0          333.8          298.7
Contributions to State budget from EU........        2,587.7        2,447.3        1,984.7              -              -
Revenue from EU and other non-returnable
 means.......................................              -              -              -        7,534.1       14,739.0
GDP..........................................      924,538.0      983,302.0    1,060,031.0    1,175,266.0    1,266,600.0

                                                                        (as a % of GDP)
Revenues as a percentage of GDP
TOTAL REVENUE................................           16.9           18.3           18.6           20.1           20.2
Tax Revenue..................................           14.7           15.9           16.5           17.6           17.3
VAT and other Indirect taxes.................           10.9           11.8           12.0           12.5           12.1
Corporate Income Tax.........................            1.4            1.6            1.8            2.1            2.1
Personal Income Tax..........................            2.3            2.5            2.7            3.0            3.1
Non-tax Revenue..............................            2.0            2.2            2.0            1.9            1.7
Dividends....................................            0.2            0.3            0.4            0.3            0.3
Transfers from the NBP.......................            0.4            0.4            0.1            0.2              -
Custom Duties................................            0.2            0.1            0.1            0.1            0.1
Revenue of Budgetary Units...................            0.9            1.1            1.1            1.0            0.9
Other Non-tax Revenue........................            0.2            0.2            0.2            0.2            0.2
Restructuring fee............................              -              -              -              -              -
Foreign Revenue..............................              -              -            0.1              -              -
Contributions to state budget from EU........            0.3            0.2            0.2              -              -
Revenue from EU and other non-returnable
 means.......................................              -              -              -            0.6            1.2

--------
Source: Ministry of Finance

                                      -36-

The following table sets out certain information regarding State budget expenditure in nominal terms and as a percentage of GDP for the years indicated.

                                           2004          2005          2006          2007         2008(6)       2009(6)
                                        ----------    ----------    ----------    ----------    ----------    ----------
                                                          (PLN millions, except as otherwise indicated)
Total State Budget Expenditure
 of which............................      197,698       208,133       222,703       252,324       308,983       321,221
  Subsidies(1) ......................        1,984         1,972         2,036         1,951         2,835         3,392
  Foreign Debt Service ..............        4,179         3,690         4,479         4,890         5,925         6,180
  Social Insurance ..................       48,483(5)     44,966        50,333        54,225        64,314        64,635
  Current Expenditure of the
   Budget Sphere ....................       75,624        82,774        86,114        89,229        99,035       100,549
  Settlements with Banks,
  Domestic Debt Service and
   Guarantees(2) ....................       19,722        22,324        24,296        23,802        21,885        26,561
  Capital Expenditure(3) ............       11,080        10,167        11,066        13,260        16,942        18,306
  Subsidies to Local
   Authorities(4) ...................       30,801        32,487        34,540        36,756        40,685        45,320
  EU own resources ..................        5,825         9,753         9,839        10,629        12,092        12,384
  Financing EU co-financed
   projects .........................            x             x             x        17,582        45,270        43,894
                                        ----------    ----------    ----------    ----------    ----------    ----------
GDP (PLN billions) ..................          925           983         1,060         1,175         1,267         1,359
                                        ==========    ==========    ==========    ==========    ==========    ==========

                                                                       (as a % of GDP)
Total State Budget Expenditure
 of which ...........................         21.4          21.2          21.0          21.6          24.7          23.6
  Subsidies(1) ......................          0.2           0.2           0.2           0.2           0.2           0.2
  Foreign Debt Service ..............          0.5           0.4           0.4           0.4           0.5           0.5
  Social Insurance ..................          5.2(5)        4.6           4.7           4.6           5.1           4.8
  Current Expenditure of the
   Budget Sphere ....................          8.2           8.4           8.1           7.6           7.8           7.4
  Settlements with Banks,
   Domestic Debt Service and
   Guarantees(2) ....................          2.1           2.3           2.3           2.0           1.7           2.0
  Capital Expenditure(3) ............          1.2           1.0           1.0           1.1           1.3           1.3
  Subsidies to Local
   Authorities(4) ...................          3.3           3.3           3.3           3.1           3.2           3.3
  EU own resources ..................          0.6           1.0           0.9           0.9           1.0           0.9
  Financing EU co-financed
   projects .........................            x             x             x           1.5           3.6           3.2

----------
Notes:

(1)  Subsidies to enterprises
(2)  From 2008, information regarding "Settlements with Banks" is included in
     "Current Expenditure of the Budget Sphere"
(3)  Capital expenditure include investments and equity contributions
(4)  General subsidies to local governments
(5)  Due to a change in methodology a transfer to open pension funds of PLN
     11,399 million is treated as a financing item and not as expenditure
(6)  The 2008 and 2009 Budget Act
x    Not available
Source: Ministry of Finance

Financing the State Budget Deficit

In June 2009, the Ministry of Finance determined that the budget deficit and net borrowing and gross borrowing for 2009 will exceed the original projections of
PLN 18.2 billion, PLN 43.0 billion and PLN 154.8 billion, respectively. Updated projections with respect to these figures are expected at the end of July 2009, however the budget deficit is currently expected to be approximately PLN 27 billion. Borrowing needs are financed mainly in the domestic market but there is flexibility to allow for financing from foreign sources depending upon the objectives of the debt management strategy. The instruments used on the domestic market are dependent on the market situation, but financing is mostly obtained through the sale of Treasury bonds, especially two-year zero-coupon bonds and five-year fixed bonds. Ten and twenty-year fixed rate bonds are also sold.
Treasury bills are used as a budget liquidity management tool as well as a source of financing. Most of the Treasury securities are sold to domestic institutions, including banks, pension funds, insurance companies and investment funds. Foreign investors have increased investments in Poland during the beginning of 2009 in contrast to 2008 when foreign investments

                                      -37-

decreased.  Foreign financing is derived mainly from the sale of medium and long term Treasury bonds  denominated in foreign  currencies  (primarily in Euro) and loans from international financial institutions (mainly the EIB and World Bank).
There may also be various debt issuances in the international  financial markets based on the economic situation in the relevant market.

Revenues

The principal source of State budgetary revenues is taxation. The principal taxes in the Polish tax system are a tax on goods and services, or VAT, corporate income tax, or CIT, personal income tax and excise tax. There are also local taxes collected directly by the local authorities or tax offices acting on behalf of such authorities. Local taxes include agricultural tax, forest tax, real property tax and transport vehicles tax.

Corporate Income Tax

In order to increase the competitiveness of the Polish economy, the CIT rate has been gradually reduced from 40.0 percent at the end of 1996 to the current rate of 19.0 percent.

For the purposes of the equal treatment of entities located in Poland and in other EU Member States, provisions regarding the taxation of dividends were changed with effect from January 1, 2007. Currently dividends are subject to a
19.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise. Nevertheless, income from dividends is exempted from taxation if dividends are paid by a Polish company to entities with their seat in Poland, another EU Member State, an EEA Member State or to Switzerland and provided certain other specific requirements are fulfilled.

Interest and royalties paid to foreign entities are subject to a 20.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise. As at July 1, 2013, interest and royalties will be exempted from income tax, provided that the amounts are gained by a company from an EU Member State other than Poland and certain other requirements are fulfilled. However, during the transitional period from July 1, 2005 until June 30, 2009, the rate of income tax is 10.0 percent and 5.0 percent from July 1, 2009 until June 30, 2013.

Personal Income Tax

For the 2009 fiscal year, personal income tax is levied on personal income at progressive tax rates of 18.0 percent with respect to the initial PLN 85,528 earned and 32.0 percent thereafter. Taxpayers who run a business are entitled to choose a different form of income taxation with a flat rate of 19.0 percent. In a limited number of cases those taxpayers can choose to pay income tax on a lump sum basis. Income derived from interest on savings, bonds and investment funds is subject to a 19.0 percent withholding tax.

Value Added Tax

All business activities in Poland are subject to VAT on the supply of goods and services at the following rates: 22.0 percent (standard rate); 7.0 percent
(reduced rate on, for example, foodstuffs, medicines, new housing structures, passenger transport, housing construction services and restaurant services); 3.0 percent (on, inter alia, unprocessed agricultural products) or zero (reduced rate on, inter alia, books and specialist periodicals, export and intra-Community supplies and selected services such as international transport and inward processing). Furthermore, the VAT system provides for exemptions
(without the right to deduct the input tax) which apply to some services, such as educational services, health care and social services and financial services
(with exceptions).

Excise Tax

Since May 2004, excise goods have been divided into harmonized goods: energy products, alcohol beverages (ethyl alcohol, intermediary products, fermented beverages, wine and beer) and tobacco products and into non-harmonized goods, such as electricity, cars, cosmetics and gambling machines.

                                      -38-

New excise provisions came into effect in March 1, 2009. These provisions resulted in various changes to excise rates, including increases in the excise rates on ethyl alcohol, beer, wine, cigars and certain automobiles. These changes are expected to increase the State's revenue from excise duty significantly. Excise income is budgeted to be approximately PLN 58,110 million in 2009.

Expenditures

For a discussion of the major components of State expenditures, see "The
Economy--Social Security System".

Extra Budgetary Funds

The following table sets out certain information regarding selected extra budgetary funds for the years indicated.

                                                      2004         2005         2006         2007       2008(1)
                                                ------------   ------------   ------------   ------------   ------------
                                                                             (PLN millions)
Social Insurance Fund
  Revenues...................................        109,842        112,592        125,392        129,721        137,330
  Transfers from State budget................         22,959         20,112         24,483         23,893         33,230
  Transfers to Open Pension Funds............         10,613         12,575         14,920         16,219         19,911
  Expenditure................................        108,658        111,169        119,763        123,755        136,133
Pension Fund
  Revenues...................................         16,307         15,887         16,205         15,942         16,185
  Transfers from State budget................         15,130         14,710         14,933         14,681         14,868
  Expenditure................................         16,339         16,035         16,039         15,460         16,794
Labour Fund
  Revenues...................................          7,097          6,794          7,512          8,386          9,110
  Budget Transfers...........................          1,336            253            268            287            322
  Expenditure................................          9,142          5,587          5,514          5,353          5,756
Health Fund
  Revenues...................................         31,745         34,258         37,577         44,020         52,810
  Budget Transfers to National Health Fund...          2,301          2,336          2,137          3,717          5,127
  Health premiums financed by State budget...          2,265          2,304          2,122          2,542          3,575
    Funds for execution of commissioned
     tasks...................................             37             27              4             12             10
    State budget subsidy for healthcare of
     specific type of beneficiaries..........              -              5             11             17             73
    State budget subsidy for medical rescue
     units...................................              -              -              -          1,146          1,469
    Transfers from National Health Fund to
     State budget............................            101            323            321         80,183              -
   Expenditure...............................         31,090         33,534         36,709         42,257         51,658

----------
(1)  Preliminary data

Source: Ministry of Finance

                                      -39-

                                   PUBLIC DEBT

Overview

For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State (State Treasury debt), by local governments and by entities within the public finance sector. It does not include debt incurred by State-owned financial institutions, other
State-owned enterprises or the NBP.

In addition, the State Treasury provides certain State guarantees and sureties to cover liabilities of Polish entities. As at December 31, 2008, the amount of such guarantees (including expected interest payments) was PLN 31.5 billion, of which PLN 22.9 billion related to guarantees provided to cover liabilities of
Polish entities indebted to foreign entities.

The following table sets out total public sector debt as at the dates indicated.

                                                            As at December 31,
                                           ----------------------------------------------------
                                             2004       2005       2006       2007       2008
                                           --------   --------   --------   --------   --------
                                                                   (PLN millions)
Public finance sector debt .............    431,434    466,591    504,264    527,442    597,796
Central Government sector debt .........    402,974    439,334    477,920    500,214    566,915
of which
   State Treasury debt .................    401,379    438,416    476,552    498,963    565,461
   Local government sector debt ........     18,398     20,172     23,283     24,483     28,106
   Social Security sector debt .........     10,061      7,084      5,060      2,745      2,775

----------
Source: Ministry of Finance

State Treasury Debt

The Ministry of Finance classifies debt as internal or external according to two criteria: the place of issue and residence of the targeted investors. On the basis of the first of these criteria, all instruments issued in the domestic market regardless of the status of their holder (domestic or foreign) are classified as internal debt and on the basis of the second, all instruments, regardless of the market in which they are issued, are classified as external or internal according to the residence of the holder. In "Total External Debt",
Poland's gross external debt is classified on the basis of the residence of the creditor. For purposes of this section, where debt is classified as internal or external based on the place of issue criterion, internal debt and external debt will be referred to as domestic debt and international debt, respectively.

In nominal terms, Poland's total State Treasury debt has grown from PLN 403.0 billion at the end of 2004 to PLN 601.1 billion at the end of March 2009. This nominal growth came primarily from growth in domestic State Treasury debt used to finance budget deficits and to make payments to external creditors.

In 2003, 2006, 2007 and 2008 Poland repurchased the majority of its outstanding
Brady Bonds, issued by the State Treasury in 1994 to Poland's creditors in connection with its commercial debt restructuring. See "--External State
Treasury Debt".

                                      -40-

The following table sets out categories of the State Treasury's debt as at the dates indicated as aggregate amounts and as percentages of nominal GDP:

                                                                                                              As at
                                                             As at December 31,                             March 31,
                                       ------------------------------------------------------------------    ----------
                                          2004          2005          2006          2007          2008          2009
                                       ----------    ----------    ----------    ----------    ----------    ----------
                                                             (PLN millions except for percentages)
Domestic State Treasury Debt ........     291,659       315,479       352,328       380,409       420,202       434,259
  As a percentage of GDP ............        31.5%         32.1%         33.2%         32.4%         33.0%            -
International State Treasury Debt ...     111,202       124,689       126,198       121,122       149,744       166,814
  As a percentage of GDP ............        12.0%         12.7%         11.9%         10.3%         11.8%            -
Total State Treasury Debt ...........     402,860       440,167       478,526       501,531       569,946       601,073
  As a percentage of GDP ............        43.6%         44.8%         45.1%         42.7%         44.8%            -
GDP .................................     924,538       983,302     1,060,031     1,175,266     1,271,715             -

----------
Source: Ministry of Finance

Debt Management

Under Polish law, the Minister of Finance supervises the level of public debt.
This supervision is two-fold: direct (in the case of the State Treasury) and indirect (in the case of other entities in the public finance sector, which is autonomous in contracting liabilities).

Polish regulations are intended to restrict the growth of public debt primarily by establishing limits on public debt measured in relation to GDP. The Polish
Constitution bans the incurrence of liabilities resulting in public debt exceeding 60.0 percent of GDP, whereas the Public Finance Act of June 30, 2005 sets thresholds at 50.0, 55.0 and 60.0 percent of GDP, violation of which is followed by sanctions to prevent the Constitutional limit from being crossed. A draft of a new Public Finance Act, sent by the Government to the Parliament, incorporates new thresholds (47.0, 52.0, 55.0 and 60.0 percent) and strengthens prudential and remedial procedures.

Since the accession to the European Union, Poland has also been obliged to observe the Maastricht Criteria, including deficit (3.0 percent of GDP) and public debt (60.0 percent of GDP) limits. Failure to meet the Maastricht
Criteria could result in a delay to Poland's ability to adopt the euro. In May
2009, the European Commission announced that it had initiated an excessive deficit procedure for Poland, due to the fact that Poland's budget deficit exceeded the 3.0 percent threshold established by the Maastricht Criteria.
Poland was previously under an excessive deficit procedure from 2004 until July
2008.

The Public Finance Act of 2005 requires the debt management strategy (covering a three-year period) to be prepared on an annual basis, approved by the Council of
Ministers and sent to the Parliament together with the draft budget act for the coming year.

The objective of the debt management strategy as stated in the Public Finance
Sector Debt Management Strategy in the years 2009-2011 (approved by the Council of Ministers in 2008) is the minimization of long-term debt servicing costs subject to maintaining appropriate levels of refinancing risk, exchange rate risk, interest rate risk, State budget liquidity risk, other risks (in particular credit and operational risks) and distribution of debt servicing costs over time.

This objective will be pursued through two key strategies:

o    choice of instruments, which entails minimization of cost within the timeframe of longest maturities of debt instruments with a significant share in debt volume, through the choice of markets, debt management instruments, structure and issuance dates; and

o    increasing the efficiency of the Treasury Securities market, which entails aiming to have the spread between Treasury Securities issued by Poland and
     EU countries with highest credit ratings reflect only the difference in creditworthiness between the nations and not inefficiencies in the organization or infrastructure of the Treasury Securities market.

                                      -41-

The scope of implementing the cost minimization objective provides for flexibility in choosing the market, currency and instrument type in financing the borrowing requirements. The domestic market will remain the main source of financing for the State budget borrowing requirements. Foreign markets issuance should primarily:

o    take foreign currency borrowing requirements of the State budget into account, including principal and interest payments;

o    strengthen Poland's position in the euro market, which is of strategic importance due to the perspective of full integration under the EMU;

o    ensure that Poland has access to the investor base in other major financial markets; and

o    stabilize the domestic market, should temporary disturbances in the domestic market occur.

Any steps taken to minimize the servicing costs of long term debt will be subject to constraints related to the debt structure. Accordingly, the debt management strategy has been tailored to address these constraints.

Refinancing Risk

In an attempt to manage refinancing risk, there will be a further increase in the role of medium- and long-term instruments in financing the State budget borrowing requirements in the domestic market at a pace dependent on the investors' demand. The debt management strategy aims for an even distribution of redemptions and interest payments of domestic and foreign debt in subsequent years. Further, it is intended for the ATM of domestic debt to be at least five years by 2011. It is assumed that the current level of foreign debt refinancing risk does not restrain cost minimization.

Exchange Rate Risk

In an attempt to manage exchange rate risk, the debt management strategy is designed to maintain the exchange rate risk measured by the share of foreign currency debt in State Treasury debt in the period preceding the entry to the euro zone to between 20.0 and 25.0 percent and an effective (after swaps) share of the euro, as a future domestic currency, of at least 70.0 percent.
Derivatives may also be used in managing the exchange rate risk in order to target the currency structure of debt.

Interest Rate Risk

In an attempt to manage interest rate risk, the debt management strategy is designed to maintain the term of domestic debt between 2.5 and 4 years and to separate the management of the interest rate and refinancing risks by using floating rate bonds, inflation-linked bonds and derivatives. It is assumed that the current level of foreign debt interest rate risk does not restrain cost minimisation.

State Budget Liquidity Risk

In an attempt to manage State budget liquidity risk, the debt management strategy is designed to maintain an adequate level of liquid State budget funds while managing them efficiently and budgeting the supply of treasury securities appropriately throughout the year, taking into account seasonal considerations as well as current and expected market conditions.

Credit Risk and Operational Risk

In an attempt to manage credit and operational risks, the debt management strategy includes entering into derivatives transactions with domestic and foreign entities of high creditworthiness and the use of instruments designed to limit credit risk. Diversification of the various derivative instruments is an important component of this approach.

                                      -42-

Distribution of Debt Servicing Costs Over Time

Two goals of the debt management strategy involve setting bond coupons at levels close to their yields over the sales period and the smooth distribution of annual debt servicing costs, in each case through the use of available instruments, especially switching auctions and derivatives.

Internal State Treasury Debt

Poland's internal State Treasury debt has increased from PLN 291.7 billion (31.5 percent of GDP) at the end of 2004 to PLN 420.2 billion at the end of 2008 (33.0 percent of GDP) and to PLN 434.3 billion at the end of March 2009.

The internal public debt comprises three categories:

o    marketable Treasury Securities with maturities of up to 30 years, including short-term Treasury bills, as well as fixed, floating rate and CPI-linked securities, offered on the domestic primary market through auctions at market prices to Treasury Securities dealers, and fixed and floating rate bonds sold through the national network of Customer Service Outlets, or
     CSOs, to individuals at prices fixed by the issuer;

o    securities not freely marketable, issued in the past to certain domestic
     State-owned financial institutions, and certain other State debt in the form of long-term liabilities issued in connection with the restructuring of the State banking system and other debt; and

o    savings bonds, which are sold through the CSOs to individuals at nominal value, are not freely marketable and currently have maturities of up to ten years.

At the end of March 2009, marketable Treasury Securities constituted approximately 98.0 percent of domestic State Treasury debt.

The Ministry of Finance auctions Treasury bills at a discount from face value with maturities of up to 52 weeks.

External State Treasury Debt

At the end of March 2009, Poland had PLN 166.8 billion (U.S.$47.1 billion) of external State Treasury debt outstanding. Approximately 79.9 percent of this debt is in the form of sovereign bonds issued abroad. Other categories include loans from international financial institutions, Paris Club debt (which arose as a result of debt restructuring agreed with Poland's creditors in 1991) and Brady
Bonds (issued as a result of commercial debt restructuring with the London Club in 1994). See "--Defaults".

The following table sets forth details as to the outstanding principal amount of the State Treasury's external debt as at the dates indicated.

                                                                                                    As at
                                                            As at December 31,                    March 31,
                                           ----------------------------------------------------   ---------
                                             2004       2005       2006       2007       2008       2009
                                           --------   --------   --------   --------   --------   ---------
                                                                   (U.S.$ millions)
Medium and Long-Term Loans
Paris Club .............................     16,805      7,713      6,164      4,323      1,071         118
Multilateral ...........................      4,024      4,679      5,971      7,455      8,440       9,211
EIB ....................................      2,136      2,864      3,905      5,356      6,505       6,093
The World Bank .........................      1,468      1,452      1,653      1,681      1,574       2,779
EBRD ...................................         20         12          8          3          -           -
CEB ....................................        400        351        404        415        361         339
Other loans ............................        151        127         83         77        141         129

                                      -43-

                                                                                                    As at
                                                            As at December 31,                    March 31,
                                           ----------------------------------------------------   ---------
                                             2004       2005       2006       2007       2008       2009
                                           --------   --------   --------   --------   --------   ---------
                                                                   (U.S.$ millions)
Total loans ............................     20,980     12,519     12,218     11,855      9,652       9,457
Bonds
Foreign bonds ..........................     15,013     24,251     30,537     37,345     40,566      37,304
Brady Bonds ............................      1,193      1,193        605        542        341         341
Total bonds ............................     16,206     25,714     31,142     37,887     40,906      37,644
Short-term Debt ........................          -          -          -          -          -           -
                                           --------   --------   --------   --------   --------   ---------
Total State Treasury External
 Debt ..................................     37,186     38,233     43,360     49,742     50,558      47,101
                                           ========   ========   ========   ========   ========   =========

----------
Source: Ministry of Finance

The following table presents the currency composition of the State Treasury's external debt as at March 31, 2009:

                                       In millions of       Equivalent in
                                      original currency     U.S.$ millions        %
                                     -------------------   ----------------    --------
EUR ..............................              25,916.6           34,403.1        73.0%
U.S.$ ............................               4,642.1            4,642.1         9.9%
Japanese yen .....................             402,140.1            4,093.3         8.7%
Swiss francs .....................               3,875.0            3,391.9         7.2%
Canadian dollars .................                 400.0              570.9         1.2%
                                     -------------------   ----------------    --------
Total ............................                                 47,101.2       100.0%
                                     ==================    ================    ========

----------
Source: Ministry of Finance

State Treasury's Contingent Liabilities

The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury for the years indicated.

                                               2004           2005           2006           2007           2008
                                           ------------   ------------   ------------   ------------   ------------
                                                                        (PLN thousands)
Domestic sureties and guarantees .......   15,730,212.4   13,380,922.8   11,850,728.0    9,819,550.6    8,644,868.2
Foreign guarantees .....................   13,702,510.9   18,261,642.0   20,404,407.6   21,667,154.6   22,895,388.4
                                           ------------   ------------   ------------   ------------   ------------
Total State Treasury's contingent
 liabilities ...........................   29,432,723.3   31,642,564.8   32,255,135.6   31,486,705.2   31,540,256.6
                                           ============   ============   ============   ============   ============

----------
Source: Ministry of Finance

The projected payments resulting from the issued guarantees, i.e., risk weighted contingent liabilities, as at December 31, 2008 amounted to PLN 8,333 million out of which PLN 3,750 million relates to domestic sureties and guarantees and
PLN 4,583 million relates to foreign guarantees.

Projected State Treasury External Debt Service Requirements

The following table presents debt service projections for the State Treasury's medium- and long-term external debt by type of creditor for the years indicated.
The data contained in the table does not assume any refinancing of the existing debt.

                                                                                                            2018 and
                        2009(1)    2010     2011     2012     2013     2014     2015     2016     2017       beyond
                       ---------  -------  -------  -------  -------  -------  -------  -------  -------  ------------
                                                              (U.S.$ millions)

PRINCIPAL PAYMENTS         2,081    2,739    1,986    4,272    4,748    3,117    2,824    5,108      691        19,199
                       ---------  -------  -------  -------  -------  -------  -------  -------  -------  ------------
Loans ...............      1,225      413      719      532      947      850      463    1,050      377         3,405
  Paris Club ........        895       22       23       24       26       13        -        -        -             -
  Multilateral ......        324      379      684      496      909      825      457    1,046      370         3,358
  Other .............          6       12       12       12       12       12        6        4        8            46
Bonds ...............        856    2,327    1,267    3,740    3,801    2,267    2,361    4,059      313        15,794
  Brady Bonds .......          -        -        -        -        -        -        -        -        -           341
  Foreign Bonds .....        856    2,327    1,267    3,740    3,801    2,267    2,361    4,059      313        15,454
INTEREST PAYMENTS          1,256    1,919    1,799    1,698    1,507    1,266    1,136    1,020      845         4,741
                       ---------  -------  -------  -------  -------  -------  -------  -------  -------  ------------
Loans ...............        356      378      354      327      297      254      222      190      159           756
  Paris Club ........          8        4        3        2        1        -        -        -        -             -

                                      -44-

                                                                                                            2018 and
                        2009(1)    2010     2011     2012     2013     2014     2015     2016     2017       beyond
                       ---------  -------  -------  -------  -------  -------  -------  -------  -------  ------------
                                                            (U.S.$ millions)
  Multilateral ......        343      369      346      320      291      249      218      186      155           746
  Other .............          5        6        5        5        5        4        4        4        4            10
Bonds ...............        901    1,541    1,445    1,371    1,210    1,013      914      829      686         3,985
  Brady Bonds .......         15       15       15       15       15       15       17       17       17           119
  Foreign Bonds .....        886    1,527    1,430    1,357    1,195      998      897      812      669         3,866
TOTAL DEBT SERVICE         3,337    4,659    3,786    5,970    6,256    4,383    3,961    6,128    1,536        23,940
                       ---------  -------  -------  -------  -------  -------  -------  -------  -------  ------------
Loans ...............      1,581      791    1,074      859    1,244    1,103      685    1,240      536         4,161
  Paris Club ........        903       26       26       26       27       13        -        -        -             -
  Multilateral ......        667      748    1,030      815    1,201    1,074      675    1,232      525         4,104
  Other .............         11       18       17       17       17       16       10        8       11            57
Bonds ...............      1,756    3,868    2,712    5,112    5,011    3,280    3,275    4,888    1,000        19,779
  Brady Bonds .......         15       15       15       15       15       15       17       17       17           460
  Foreign Bonds .....      1,742    3,853    2,697    5,097    4,997    3,265    3,258    4,871      983        19,320

----------
(1)  Estimates are based on data available as at February 28, 2009.
Source: Ministry of Finance

Defaults

Poland is not currently in default in relation to any of its external creditors.

In 1990, the total external debt of Poland was approximately U.S.$48.5 billion.
Most of this debt was incurred in the 1970s under central planning when foreign credits, both official and commercial, were used to finance Poland's foreign trade deficit and as a means to postpone needed economic reforms.  During the period between 1981 and 1994, Poland was in default with respect to certain debts to 17 creditor countries, known as the Paris Club, and more than 500 commercial bank creditors, known as the London Club. The interest in arrears varied from U.S.$25.0 million to U.S.$2.2 billion and the principal in arrears varied from U.S.$76.0 million to U.S.$4.1 billion. In 1991, Poland signed the
Paris Club Agreement, encompassing all of Poland's medium and long-term official credits granted by Paris Club members before January 1984, amounting to approximately U.S.$33.0 billion. The agreement gave Poland a two-stage
50.0 percent debt reduction in net present value terms and U.S.$6.2 billion in total principal owed to Paris Club creditors was forgiven in connection with the agreement.  In February 2005, Poland entered into an agreement with the Paris
Club creditors allowing the early repayment of (euro)12.3 billion (approximately
U.S.$16.2 billion) of this debt, subject to a bilateral agreement with each respective creditor nation. As at April 2009, the only remaining Paris Club debt is that which is owed to Japan (approximately U.S.$118.0 million) and this debt is currently expected to be completely repaid in 2014 in accordance with its payment schedule.

In March 1994, after more than four years of negotiations, Poland and its London
Club creditors agreed to the terms of a comprehensive reduction and restructuring of its external commercial debt including all associated interest.
This agreement reduced these liabilities by 49.2 percent in net present value terms, through forgiveness of interest, debt buy-backs and bond exchanges.
Between 1997 and 2008, the Ministry of Finance completed a number of transactions to redeem its Brady Bonds. Between 2006 and 2008, the Ministry of
Finance repurchased approximately U.S.$850.0 million in principal amount of
Brady Bonds (U.S.$588.0 million in 2006, U.S.$63.0 million in 2007 and
U.S.$201.0 million in 2008). As a result of these transactions, the principal amount of the remaining Brady Bonds was reduced from approximately U.S.$8.0 billion at the end of 1994 to approximately U.S.$0.3 billion as at the date of this prospectus.

                                      -45-

                               TOTAL EXTERNAL DEBT

The following table provides details of Poland's gross external debt, by obligor, as at the dates indicated. For this purpose, gross external debt refers to the amount, at any given time, of disbursed and outstanding contractual liabilities of Polish residents to repay the non-residents' principal, with or without interest, or to pay interest, with or without principal, irrespective of the currency in which the liability is denominated.

External debt includes inter-company loans, current accounts and time deposits held by non-residents with Polish banks, debt securities held by non-resident portfolio investors, trade credits and other loans and credits (including financial leases), irrespective of currency.

The NBP compiles data on external debt, which it defines as the amount, at any given time, of disbursed and outstanding contractual liabilities of residents of a country to non-residents to repay principal, with or without interest, or to pay interest, with or without principal. The definition refers to gross debt,
i.e., it comprises external liabilities without regard to external assets. The term "contractual liabilities to repay principal or to repay interest" excludes equity participations. The term "principal with or without interest" means that external debt also includes non-interest-bearing liabilities since they result in a contractual obligation to repay. The term "interest and with or without principal" means that the external debt includes liabilities with no maturity, and the term "disbursed and outstanding" excludes potential liabilities, i.e., undisbursed portions of existing loans.

The following table shows Poland's external debt by obligor as at the dates indicated.

                                                                           As at December 31,
                                                ------------------------------------------------------------------------
                                                    2004           2005           2006           2007           2008
                                                ------------   ------------   ------------   ------------   ------------
                                                                            (U.S.$ millions)
Monetary authorities.........................            107          1,977          1,228          8,279          2,409
  Other investment...........................            107          1,977          1,228          8,279          2,409
    Loans....................................              -              -              -              -              -
    Currency and deposits....................            102          1,973          1,227          8,278          2,409
    Other liabilities........................              5              4              1              1              -
Central and local government(1)..............         57,834         58,840         67,777         79,181         67,709
  Debt securities(2), (3)....................         36,356         45,600         54,647         66,099         56,667
    Bonds and notes..........................         36,266         45,516         54,644         66,093         56,457
    Money-market instruments.................             90             84              3              6            210
  Other investment...........................         21,478         13,240         13,130         13,082         11,042
    Loans....................................         21,478         13,240         13,130         13,082         11,042
    Other liabilities........................              -              -              -              -              -
Banks........................................         14,786         15,026         23,370         41,065         60,103
  Loans from direct investors
   (Intercompany loans)......................            427            388            471          1,102          1,421
  Debt securities............................          1,273          2,384          3,648          1,722          1,352
    Bonds and notes..........................          1,183          2,303          3,545          1,585          1,158
    Money-market instruments.................             90             91            103            137             94
  Other investment...........................         13,086         12,244         19,251         38,241         57,330
    Loans....................................          6,491          6,771         11,431         21,705         31,150
    Currency and deposits(4).................          6,595          5,473          7,820         16,536         26,180
    Other liabilities........................              -              -              -              -              -
Other sectors................................         57,263         57,084         77,261        104,550        111,836
  Loans from direct investors
  (Intercompany loans).......................         22,019         22,574         34,132         46,157         46,361
  Debt securities............................          5,335          4,707          3,610          4,694          4,299
    Bonds and notes..........................          5,129          4,546          3,580          4,316          3,974
    Money-market instruments.................            206            161             30            378            325
  Other investment...........................         29,909         29,804         39,519         53,699         61,176
    Trade credits(4).........................          9,258          9,967         12,774         16,345         15,631
    Loans....................................         20,099         18,874         25,202         35,528         43,233
    Other liabilities........................            552            963          1,543          1,826          2,312
                                                ------------   ------------   ------------   ------------   ------------
TOTAL EXTERNAL DEBT..........................        129,990        132,927        169,636        233,075        242,057
 Of which:
    - long term..............................        105,158        105,872        135,077        172,709        177,153
    - short term(4)..........................         24,832         27,055         34,559         60,366         64,904

                                      -46-

Compiled in compliance with the requirements of international organizations
(IMF, OECD and the World Bank), which are described in "Methodological Notes".

----------
(1)  Since 1999, data has been adjusted to include the external debt of local government.
(2)  Since 1999, this relates to securities issued on the domestic market
     (Treasury bonds and Treasury bills) - according to Ministry of Finance information "Zadluzenie Skarbu Panstwa".
(3)  Securities held by Polish residents were deducted from the amounts of securities issued on international markets (Brady Bonds and Eurobonds).
(4)  Since information on the breakdown by maturity on trade credits (up to the end of 2002), currency and deposits is not available, the total amount was included in short-term debt.

Source: NBP.

Relationship with Multilateral Financial Institutions

Since 1990, Poland has received substantial financial and technical support from various multilateral financial institutions, including the World Bank, the EIB, the EBRD and the IMF. As at March 31, 2009, Poland's liabilities to multilateral financial institutions amounted to U.S.$9.2 billion, or 19.6 percent of the
State Treasury's total external debt.

World Bank

The World Bank has provided significant financial support for Polish structural reforms as well as for the development of the Polish finance, infrastructure, health, environment and energy sectors. As at April 15, 2009, the World Bank had authorized a total of U.S.$7.8 billion in loans to Poland, approximately
U.S.$6.3 billion of which had already been disbursed. Those amounts apply to both governmental and commercial loans guaranteed by the Polish State Treasury.

The World Bank has developed a Country Partnership Strategy, or CPS, in collaboration with the Government of Poland. The purpose of the CPS is to help
Poland achieve the goals set forth in its National Development Plan 2007-2013.
Under the CPS, the World Bank will provide studies and policy dialogue with respect to various issues related to public finance reform, as well as assistance with the preparation and supervision of various related projects.
Most projects will involve investment lending with embedded technical assistance, using a sector-wide approach to pool funds with the Polish government and other development partners.

European Investment Bank

Poland signed its first framework agreement with the EIB in 1990. The most recent framework agreement between the EIB and Poland was signed in 1997 and is still valid. The framework agreement sets out the main areas of cooperation between the EIB and Poland, including co-financed investment projects in the transportation, power and energy, health, education and telecommunications sectors. In addition, the EIB provides commercial-based loans to private enterprises and municipalities, and global loans to banks (with intermediaries operating within the territory of Poland).

As at March 31, 2009, the EIB had committed (euro) 18.3 billion to Polish borrowers, of which (euro) 13.0 billion had already been disbursed.

European Bank for Reconstruction and Development

As at April 21, 2009, the EBRD has committed (euro) 3,679 million to Polish borrowers, of which (euro) 642 million has already been committed to the public sector and (euro) 3,037 million to the private sector.

International Monetary Fund

Currently the IMF performs standard Article IV consultations with Poland on a
12-month cycle, however Poland invites the IMF to review its fiscal and monetary policies mid-year.

Poland is a member of the IMF's Special Data Dissemination System and provides to the public information about its practices and standards in disseminating economic and financial data.

                                      -47-

In 1999, Poland was invited to participate in the financial transactions plan of the IMF. Under this plan, Poland contributes to the funding of IMF investments, based on Poland's quota which is determined by the IMF as the upper limit of any one country's obligation to make resources available to the IMF for its financial transactions.

On May 6, 2009, the Executive Board of the IMF approved a one-year credit line for 13.7 billion of the IMF's special drawing rights, or SDRs, (approximately
U.S.$20.8 billion) for Poland under the IMF's Flexible Credit Line, or FCL. The
FCL is designed to provide assistance to countries with sound economic fundamentals and a solid record of timely and effective policy adjustments that have been negatively affected by the global financial crisis. This credit line represents 1,000.0 percent of Poland's quota with the IMF. Poland intends to treat this credit line as a precautionary measure and currently has no intention to draw on the facility. Prior to this credit line, Poland's most recent financial arrangement with the IMF, a SDR 333.3 million Stand-By Arrangement, was approved in 1994 and repaid in 1996.

International Development Association

Since 1988, Poland has been a member and contributor to the IDA, which grants preferential long term loans to the world's poorest countries. As at April 15,
2009, the Polish contribution to the IDA amounted to SDR 26.8 million, out of which 20.8 million SDRs have already been paid in. Additionally, in 2006 Poland joined the Multilateral Debt Relief Initiative committed to contribute the amount of PLN 31.6 million (to the year 2044), of which three installments of
PLN 1.3 million have already been paid in.

Nordic Investment Bank

Although Poland is not a member of the Nordic Investment Bank, or NIB, it has access to the NIB's resources. As at March 31, 2009, the NIB's credits in Poland amounted to approximately EUR 353.5 million.

Council of Europe Development Bank

Poland has been a member of the CEB since 1998. As at March 31, 2009, loans for
Poland approved by CEB amounted to (euro)1,857 million, of which (euro)887 million have been disbursed. The total value of loans extended to the Government of the Republic of Poland in the form of signed projects as at March 31, 2009 amounted to approximately (euro)517.5 million, of which (euro)319.3 million has been disbursed.

Major International Treaties

Since May 1, 2004, Poland has been a member of the EU and conducts its common trade policy in accordance with the rules of the EU Treaty. As a result, Poland has withdrawn from most of the free trade and economic cooperation agreements which had been concluded over the previous 50 years. An additional agreement to the Trade and Economic Relations Treaty dated March 21, 1990 was signed between
Poland and the United States of America on April 16, 2004 in order to align the
Treaty to the rules of the EU. However the Trade and Navigation Treaty signed with Japan on November 16, 1978 is still in force.

Poland is a party to 59 agreements regulating mutual investment support and protection. Poland has also signed tax treaties with approximately 80 countries.

The Accession Treaty remains the most important treaty regulating, inter alia, economic, trade, service, capital and human resource flows, investment support and protection.

                                      -48-

                          DESCRIPTION OF THE SECURITIES

The debt securities, or Securities, will be issued under a Fiscal Agency
Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.

The following is a summary of certain terms of the Securities. The State
Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities. The prospectus supplement may also add, update or change information combined in this prospectus. If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement. The particular terms of any Securities described in the prospectus supplement may include:

     o    the principal amount of the Securities;

     o    the price of the Securities;

     o    the stated maturity date on which the State Treasury must repay the
          Securities;

     o    the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

     o    the dates when any interest payments will be made;

     o    whether and in what circumstances the State Treasury may redeem the
          Securities before maturity;

     o    the currency in which the State Treasury may pay the Securities and any interest; and

     o    any other terms of the Securities.

Status of the Securities and Negative Pledge

The Securities will constitute general and unsecured obligations of Poland and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto. The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.

So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of
Poland, unless Poland shall procure that all amounts payable under the
Securities are secured equally and ratably.

Notwithstanding the above, Poland may create or permit the creation of:

     (a)  any Security Interest which secures Poland's U.S.$934.67 million
          Collateralized Par Bonds due 2024 and U.S.$891.07 million
          Collateralized RSTA Bonds due 2024 each issued (in part) on October
          27, 1994 and which is either existing on the date hereof in relation to, or contemplated by the terms of, such bonds; or

     (b)  any Security Interest upon property to secure Public External
          Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

     (c)  any Security Interest existing on property at the time of its acquisition; or

                                      -49-

     (d)  any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

     (e)  any Security Interest securing or providing for the payment of Public
          External Indebtedness incurred in connection with any Project
          Financing provided that such Security Interest applies only to properties which are the subject of such Project Financing or revenues or claims which arise from the operation, failure to meet
          specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

     (f)  the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other juridical entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.

"Project Financing" means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.

"Public External Indebtedness" means any obligation for borrowed money (a)
evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.

"Security Interest" means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of
Poland.

Payment of Additional Amounts

All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland. In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to additional amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding. You will not be paid any additional amounts, however, if the tax is:

     o    a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of
          Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

     o    imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;

                                      -50-

     o    an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

     o    a tax, assessment or other governmental charge which is payable other than by withholding;

     o    a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the
          Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

     o    required to be withheld by any paying agent from a payment on the
          Security to the extent that such payment can be made without withholding by another paying agent;

     o    a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the
          EU Directive on the Taxation of Savings Income (Directive 2003/48/EC),
          or any law implementing or complying with, or introduced in order to conform to, such directive; or

     o    imposed as a result of any combination of the items listed above.

Furthermore, no additional amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such additional amounts if they held the Security themselves.

In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The State
Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.

Any reference herein to principal or interest on the Securities includes any additional amounts which may be payable on those Securities.

General

Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury. The holders of those
Securities may thereafter look only to the State Treasury for any payment.
Securities will become void unless holders present them payment within five years after their maturity date.

The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee. The State
Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Default; Acceleration of Maturity

If one or more of the following events shall have occurred and be continuing:

     (a)  the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof; or

                                      -51-

     (b)  the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities, which failure continues unremedied for 45 days after written notice thereof has been delivered by any Securityholder to the State Treasury at the specified office of the fiscal agent;

the fiscal agent shall, upon receipt of written requests to the State Treasury at the specified office of the fiscal agent from holders of not less than 25 percent in aggregate outstanding principal amount of the Securities, declare the
Securities due and payable, in each case at their principal amount together with accrued interest without further formality. Upon such declaration by the fiscal agent, the fiscal agent shall give notice thereof in the manner provided in the
Fiscal Agency Agreement to the State Treasury and to the holders of the
Securities in accordance with such Agreement.

After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 percent in aggregate outstanding principal amount of the Securities, the "Required Percentage", by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required Percentage.

Meeting of Holders of Debt Securities; Modification

The Fiscal Agency Agreement contains provisions for convening meetings of
Securityholders in a given series to consider matters relating to the Securities in that series, including, without limitation, the modification of any provision of the terms of the Securities in that series. Any such modification may be made if, having been approved in writing by the State Treasury, it is sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the State
Treasury and shall be convened by the fiscal agent upon the request in writing of Securityholders holding not less than 10 percent of the aggregate principal amount of the outstanding Securities in the given series.

As provided below, certain terms, including payment terms and other material terms defined below as Reserved Matters, can be modified without your consent, as long as a supermajority of the Securityholders (namely, one or more persons holding or representing at least 75 percent of the aggregate principal amount of the outstanding Securities in that series) agrees to the change.

The quorum at any meeting of Securityholders convened to vote on an
Extraordinary Resolution will be one or more persons present and holding or representing at least 50 percent of the aggregate principal amount of the outstanding Securities in the given series or, at any adjourned meeting of
Securityholders, one or more persons present and holding or representing at least 25 percent of the aggregate principal amount of the outstanding Securities in a given series; provided, however, that any proposals relating to a Reserved
Matter may only be approved by an Extraordinary Resolution passed at a meeting of Securityholders at which one or more persons holding or representing at least
75 percent of the aggregate principal amount of the outstanding Securities in that series are present. For these purposes, the holder of a Global Security shall be treated as two persons. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Securityholders, whether present or not.

A resolution may be in writing and any such resolution may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Securityholders.

For these purposes:

"Extraordinary Resolution" means:

o    in relation to any Reserved Matter:

     o    a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by 75 percent of the aggregate principal amount of all outstanding Securities in the given series; or

     o    a resolution in writing signed by or on behalf of Securityholders of not less than 75 percent of the aggregate principal amount of all outstanding Securities in the given series; and

                                      -52-

o    in relation to any other matter:

     o    a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by a majority consisting of not less than 66 2/3 percent of the aggregate principal amount of the outstanding Securities in the given series which are represented at that meeting; or

     o    a resolution in writing signed by or on behalf of Securityholders of not less than 66 2/3 percent of the aggregate principal amount of all outstanding Securities in the given series.

"Reserved Matter" means any proposal to:

     o    change the due date for the payment of the principal of, or any installment or interest on, the Securities;

     o    reduce the principal amount of the Securities;

     o    reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the Securities;

     o    reduce the interest rate on any Security or any premium payable upon redemption of the Securities;

     o    modify any provision of the terms and conditions of the Securities in connection with any exchange or substitution of the Securities, or the conversion of the Securities into, any other obligations or securities of the State Treasury or any other person, which would result in the terms and conditions of the Securities as so modified being less favorable to the holders of the Securities which are the subject of the terms and conditions as so modified than:

          (a)  the provisions of the other obligations or securities of the
               State Treasury or any other person resulting from the relevant exchange or substitution; or

          (b)  if more than one series of other obligations or securities results from the relevant exchange or substitution or conversion, the provisions of the resulting series having the largest
               aggregate principal amount;

     o    change the currency in which any amount in respect of the Securities is payable;

     o    shorten the period during which the State Treasury is not permitted to redeem the Securities or permit the State Treasury to redeem the
          Securities if, prior to such action, the State Treasury is not permitted to do so;

     o    change the definition of "outstanding" with respect to the Securities;

     o    change the governing law of the Securities;

     o    change the courts to the jurisdiction of which the State Treasury has submitted, the State Treasury's obligation under the Fiscal Agency
          Agreement or the terms and conditions of the Securities to appoint and maintain an agent for the service of process or the State Treasury's waiver of immunity with respect to any suit, action or proceeding that may be brought in connection with the Securities or the Fiscal Agency
          Agreement;

     o    reduce the proportion of the principal amount of the Securities that is required to constitute a quorum or for any request, demand, authorization, direction, notice,

                                      -53-

          consent, waiver or other action or that is required to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities; or

     o    change the obligation of the State Treasury to pay additional amounts on the Securities.

Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.

The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency
Agreement or the Securities of that series for the purpose of:

     o    adding to the covenants of the State Treasury;

     o    surrendering any right or power conferred upon the State Treasury;

     o    securing the Securities of that series;

     o    curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the
          Securities of any series; or

     o    amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury and the fiscal agent may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities of the existing series for U.S. federal income tax purposes. These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further
Securities or except for the first payment of interest following the issue date of these further Securities.

Purchase of Securities by the State Treasury

The State Treasury may at any time purchase any Securities through the market or by tender at any price. If purchases are made by tender, tenders must be available to all holders of Securities of the same series. Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.

Form and Settlement

If specified in a prospectus supplement, the State Treasury will issue the
Securities of each series as one or more fully registered global securities, each a Global Security, which will be deposited with, or on behalf of, The
Depository Trust Company, New York, or DTC and/or one or more depositories named in the prospectus supplement, such as Euroclear Bank S.A./N.V., or Euroclear, or
Clearstream Banking, societe anonyme, or Clearstream. Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.

DTC is a limited-purpose trust company organized under the laws of the State of
New York, a member of the Federal Reserve System, a "clearing corporation"
within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange
Act. DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to
DTC's

                                      -54-

book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.

Upon the issuance of the Global Securities, the State Treasury expects that the depository or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the
Global Securities to the accounts of institutions that have accounts with the depository or nominee, known as the participants. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a
Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity.
As soon as possible thereafter, the fiscal agent will make such payments to the depository or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depository. The State Treasury expects that the depository or nominee, upon receipt of any payment of principal or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global
Security as shown on the relevant records. The State Treasury also expects that payments by participants to owners of beneficial interests in the Global
Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants. Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.

So long as a depository or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security. Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:

     o    will not be entitled to have the Securities represented by such Global
          Security registered in their names;

     o    will not receive or be entitled to receive physical delivery of
          Securities in definitive form upon exchange or otherwise; and

     o    will not be considered the owners or holders of any Securities represented by such Global Security.

Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities. Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depository or its nominee, as the holder of the Global Security, would be entitled to take, the depository would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.

                                      -55-

Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:

     o    by the related depository to a nominee of such depository or by a nominee of such depository to such depository or any other nominee of such depository; or

     o    by such depository or any such nominee to another depository for such
          Securities or its nominee or to a successor of the depository or a nominee of such successor.

Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:

     o    the depository, or each of Euroclear and Clearstream, notifies the
          State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depository ceases to be a clearing agency registered under applicable law and a replacement depository is not appointed within 90 days;

     o    the State Treasury decides not to have all of the related Securities represented by such Global Security;

     o    an Event of Default has occurred and is continuing; or

     o    such other events occur as may be specified in a prospectus supplement.

Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depository shall direct. Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The
City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depository or its nominee.

Prescription

The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a ten year limitation period on claims for principal and a three year limitation period on claims for interest.

Judgment Currency

The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S. dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as at which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof. This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.

Governing Law; Consent to Service; Sovereign Immunity

The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that

                                      -56-

would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State Treasury will be governed by the laws of Poland.
The State Treasury will appoint the Consul General of the Republic of Poland,
233 Madison Avenue, New York, NY 10016 as its authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security. Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre-judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in New York City or in any competent court in Poland. Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the Securities. However, the United
States Foreign Sovereign Immunities Act of 1975, or the Immunities Act, may
provide an effective means of service and preclude granting sovereign immunity in such actions.

The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities. Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment. Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of
Poland nor does it waive immunity from execution or attachment or process in the nature thereof.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any State securities laws. In the absence of a waiver of immunity by Poland with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action.

                                      -57-

                           ENFORCEABILITY OF JUDGMENTS

Poland is a foreign sovereign State. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Poland. The State Treasury will irrevocably submit to the jurisdiction of the Federal and State courts in New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Securities brought by any holder of Securities.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any state securities laws. In the absence of a waiver of immunity by Poland with respect to such action, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action. The State Treasury has been advised by White & Case, W. Danilowicz,
W. Jurcewicz i Wspolnicy--Kancelaria Prawna Spolka Komandytowa, Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S.
courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure. Such rules provide for enforcement of foreign judgments on the basis of reciprocity if (a) such judgment is enforceable in the country where it has been rendered; and (b) the requirements set forth in Article 1146Section1, Points 1 to 6 of the Polish Code of Civil
Procedure have been satisfied (the provisions of this article will change effective from July 1, 2009). The additional requirements referred to under (b)
above provide that: (i) the matter must have been finally adjudicated in the country where the judgment for which enforcement is sought has been rendered;
(ii) the subject matter of the judgment does not fall under the exclusive jurisdiction of Polish courts or the courts of a third country; (iii) the party was not denied the right to defend and, in case of the lack of the capacity to perform actions in court proceedings, was not denied appropriate representation;
(iv) the matter has not already been finally adjudicated in Poland nor has a pleading relating thereto been filed in an appropriate Polish court before the judgment of a foreign court has become final; (v) the judgment is not inconsistent with the basic principles of Poland's legal order; and (vi) in rendering the judgment in a case in which Polish law should have been applied, such law has been actually applied, unless the foreign law applied in the case does not materially differ from applicable Polish law. Subject to the above, if the conditions set forth herein are met, the enforceability in Poland of final judgments of U.S. courts would not require retrial in Poland. In addition, the
Polish Code of Civil Procedure contains specific rules regarding execution of judgments against assets of Poland.

In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws. Polish courts may enter and enforce judgments in foreign currencies.

The State Treasury has appointed an authorized agent in New York City upon which service of process can be made. As a result of the State Treasury's appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and state courts in New York
City (subject to the preceding paragraphs). Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above. To commence original actions in Polish courts, service of process upon the State Treasury's
New York agent will not suffice, and valid service of process must be made under
Polish law. Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okregowy), and such court is responsible for service upon the defendant.

                                      -58-

                                    TAXATION

Information regarding Polish, United States federal income and certain other taxation matters will be included in the relevant prospectus supplement.

                                      -59-

                              PLAN OF DISTRIBUTION

This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.

The State Treasury may sell Securities to or through underwriters. The State
Treasury may also sell Securities directly to other purchasers or through agents. These firms may also act as agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.

The Securities may be distributed from time to time in one or more transactions:

o    at a fixed price or prices which the State Treasury may change;

o    at market prices prevailing at the time of sale;

o    at prices related to prevailing market prices; or

o    at negotiated prices.

In connection with the sale of Securities, the State Treasury may pay compensation to underwriters. Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers. The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the U.S. Securities Act of 1933. Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions. The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.

The Securities may be a new issue of Securities with no established trading market. Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities. However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice. The State
Treasury cannot assure you that there will be a liquid trading market for the
Securities.

The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities. These agreements may entitle the underwriters, dealers and agents to indemnification by the State
Treasury against certain liabilities, including liabilities under the Securities
Act.

The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State
Treasury under contracts which provide for payment and delivery on a future date. The State Treasury will describe these arrangements in the prospectus supplement. The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions. The State
Treasury must approve the institutions in all cases. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

                                      -60-

                           VALIDITY OF THE SECURITIES

Except as may otherwise be indicated in any prospectus supplement, the validity of each series of Securities will be passed upon on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance,
ul. Swietokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by
White & Case LLP, 5 Old Broad Street, London EC2N 1DW, United States counsel for the State Treasury, and, as to Polish law, by White & Case W. Danilowicz, W.
Jurcewicz i Wspolnicy--Kancelaria Prawna Spolka Komandytowa, Krolewska Center,
ul. Marszalkowska 142, 00-061 Warsaw, Poland, Polish counsel for the State
Treasury. Certain legal matters will be passed upon for any underwriters by counsel identified in the related prospectus supplement. All statements in this prospectus, or any prospectus supplement hereto, with respect to matters of
Polish law have been passed upon by the Director of the Legal Department,
Ministry of Finance, Republic of Poland and are made upon his authority.

                                      -61-

                      AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent of the State Treasury in the United States is the Consul
General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016.

                                      -62-

                        OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of, or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland. All other information herein and in the
Registration Statement of which this prospectus is a part, other than included under the caption "Plan of Distribution" herein, is included as a public official statement made on the authority of Jan Vincent-Rostowski, Minister of
Finance of the Ministry of Finance.

                                      -63-

                               FURTHER INFORMATION

The information set forth herein relating to Poland has been reviewed by Jan
Vincent-Rostowski, Minister of Finance of the Ministry of Finance, and is
included herein on his authority.

The information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland. The information for which the Central Statistical Office is cited as the source was provided by the
Central Statistical Office of Poland and the information for which the Polish
Agency for Foreign Investment is cited as the source was provided by the Polish
Agency for Foreign Investment of Poland.

A registration statement, as it may be amended from time to time, relating to the Securities on file at the SEC, contains further information. The SEC maintains an internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

                                      -64-

                  INDEX TO TABLES AND SUPPLEMENTARY INFORMATION

                                                                            Page

State Treasury Internal Debt as at March 31, 2009
  Non-Marketable Treasury bonds with a maturity at issuance of more
   than a year                                                               T-2
  Marketable Treasury bonds with a maturity at issuance of more than
   a year                                                                    T-3
  Retail Treasury bonds with a maturity at issuance of more than a year      T-4
State Treasury External Debt as at March 31, 2009 with a maturity at
 issuance of more than a year                                               T-10
State Guarantees and Sureties as at March 31, 2009 with a maturity at
 issuance of more than a year                                               T-13

                                       T-1

                          State Treasury Internal Debt

                  Non-Marketable Treasury bonds with a maturity
                        at issuance of more than one year

                              As at March 31, 2009

                                                 Final          Principal Amount
                                     Issue      Maturity    ------------------------
             Issue                   Date         Date       Issued     Outstanding        Interest Rate
-------------------------------   ---------    ---------    --------   -------------      ---------------
                                                                 (PLN millions)

DK 0809 .......................    09/29/99     22/08/09     3,076.3         2,568.3                  6.0%
Bonds allocated to increasing
 the capital of BGZ S.A .......    09/23/96     24/09/11       600             259.9(1)       Floating
                                                            --------   -------------
Total .........................                              3,676.3         2,828.2
                                                            ========   =============

----------
(1)  Payable in semi-annual installments over the life of the issue.

Source: Ministry of Finance

                                       T-2

                          State Treasury Internal Debt

   Marketable Treasury bonds with a maturity at issuance of more than one year

                              As at March 31, 2009

                                                                          Principal amount(PLN)
 Series short                        Maturity                      -----------------------------------    Interest
    name          Issuance date        date          ISIN code          Issued          Outstanding       rate (%)
--------------   ---------------   ------------   --------------   ----------------   ----------------   ----------
    WZ0911         01/24/2004       09/24/2011     PL0000103305      19,670,359,000     19,670,359,000    Floating
    WZ0118         02/16/2007       01/25/2018     PL0000104717      22,081,573,000     21,781,573,000    Floating
                                                                   ----------------   ----------------
     Total                                                           41,751,932,000     41,451,932,000
                                                                   ================   ================
    DZ0709         07/17/1999       07/18/2009     PL0000101242         694,420,000        694,420,000    Floating
    DZ0110         02/18/2000       01/18/2010     PL0000101598       1,853,830,000      1,853,830,000    Floating
    DZ0811         08/18/2001       08/18/2011     PL0000102224       1,285,500,000      1,285,500,000    Floating
    DZ1111         11/28/2003       11/24/2011     PL0000103222       5,948,654,000      5,948,654,000    Floating
                                                                   ----------------   ----------------
     Total                                                            9,782,404,000      9,782,404,000
                                                                   ================   ================
    PP1013         03/17/2004       10/24/2013     PL0000103370         750,000,000        750,000,000    Floating
    OK0709         02/09/2007       07/25/2009     PL0000104709      13,326,552,000     12,725,283,000         0.00
    OK0710         01/04/2008       07/25/2010     PL0000105078       8,059,535,000      8,059,535,000         0.00
    OK0711         12/12/2008       07/25/2011     PL0000105524      13,757,043,000     13,757,043,000         0.00
                                                                   ----------------   ----------------
     Total                                                           35,143,130,000     34,541,861,000
                                                                   ================   ================
    PS0310         01/24/2005       03/24/2010     PL0000103735      29,633,853,000     29,633,853,000         5.75
    PS0511         03/24/2006       05/24/2011     PL0000104287      23,617,669,000     23,617,669,000         4.25
    PS0412         01/19/2007       04,05,2012     PL0000104659      27,469,388,000     27,469,388,000         4.75
    PS0413         11/23/2007       04/25/2013     PL0000105037      19,404,599,000     19,404,599,000         5.25
    PS0414         10/03/2008       04/25/2014     PL0000105433      12,221,630,000     12,221,630,000         5.75
                                                                   ----------------   ----------------
     Total                                                          112,347,139,000    112,347,139,000
                                                                   ================   ================
    DS0509         05/24/1999       05/24/2009     PL0000101259      28,646,234,000     16,752,403,000         6.00
    DS1109         11/24/1999       11/24/2009     PL0000101473       3,382,264,000      3,382,264,000         6.00
    DS1110         11/24/2000       11/24/2010     PL0000101937      27,862,213,000     27,862,213,000         6.00
    DS1013         10/24/2002       10/24/2013     PL0000102836      22,603,887,000     22,603,887,000         5.00
    DS1015         10/24/2004       10/24/2015     PL0000103602      24,579,793,000     24,579,793,000         6.25
    DS1017         10/25/2006       10/25/2017     PL0000104543      26,350,902,000     26,350,902,000         5.25
    DS1019         10/25/2008       10/25/2019     PL0000105441       8,426,922,000      8,426,922,000         5.50
                                                                   ----------------   ----------------
     Total                                                          141,852,215,000    129,958,384,000
                                                                   ================   ================
    WS0922         04/22/2002       09/23/2022     PL0000102646      21,687,974,000     21,687,974,000         5.75
    WS0429         09/12/2008       04/25/2029     PL0000105391       3,390,815,000      3,390,815,000         5.75
    WS0437         06/15/2007       04/25/2037     PL0000104857       1,387,200,000      1,387,200,000         5.00
                                                                   ----------------   ----------------
     Total                                                           26,465,989,000     26,465,989,000
                                                                   ================   ================
    IZ0816*        08/24/2004       08/24/2016     PL0000103529       9,937,860,000      9,117,860,000         3.00
    IZ0823*        08/25/2008       08/25/2023     PL0000105359         451,500,000        451,500,000         2.75
                                                                   ----------------   ----------------
     Total                                                           10,389,360,000      9,569,360,000
                                                                   ================   ================

----------
(1)  Issued and outstanding amounts in case of IZ series are presented in initial face value

Source: Ministry of Finance

                                       T-3

                          State Treasury Internal Debt

     Retail Treasury bonds with a maturity at issuance of more than one year

                              As at March 31, 2009

                                                                                                   Interest
 Series No.     Issue Date            Maturity Date(1)             Issued      Outstanding           Rate
------------   ------------   -------------------------------    ----------    ------------     -------------
                                                                       (PLN millions)
TZ0509           5/2/2006                 5/5/2009                 1,000.00           42.81         Floating
TZ0809           8/1/2006                 8/1/2009                   500.00           68.01         Floating
TZ1109          11/2/2006                11/2/2009                   500.00           65.34         Floating
TZ0210           2/1/2007                 2/1/2010                   500.00           49.80         Floating
TZ0510           5/2/2007                 5/2/2010                   500.00           47.46         Floating
TZ0810           8/1/2007                 8/1/2010                   500.00           92.22         Floating
TZ1110          11/2/2007                11/2/2010                   500.00          131.42         Floating
TZ0211           2/1/2008                 2/1/2011                   500.00          153.34         Floating
TZ0511           5/2/2008                 5/2/2011                   500.00          136.26         Floating
TZ0811           8/1/2008                 8/1/2011                   500.00          297.04         Floating
TZ1111          11/2/2008                11/2/2011                   500.00          159.83         Floating
TZ0212           2/1/2009                 2/1/2012                   500.00           62.00         Floating
                                                                 ----------    ------------
TOTAL                                                              6,500.00        1,305.53
                                                                 ==========    ============
COI0409          4/1/2005      4 years from date of purchase            100            5.30         Floating
COI0509          5/2/2005      4 years from date of purchase            100            8.61         Floating
COI0609          6/1/2005      4 years from date of purchase            100            8.75         Floating
COI0709          7/1/2005      4 years from date of purchase            100            2.60         Floating
COI0809          8/1/2005      4 years from date of purchase            100            5.86         Floating
COI0909          9/1/2005      4 years from date of purchase            100            4.09         Floating
COI1009         10/1/2005      4 years from date of purchase            100            3.52         Floating
COI1109         11/2/2005      4 years from date of purchase            100            5.08         Floating
COI1209         12/1/2005      4 years from date of purchase            100            8.78         Floating
COI0110          1/1/2006      4 years from date of purchase            100            9.30         Floating
COI0210          2/1/2006      4 years from date of purchase            100           15.16         Floating
COI0310          3/1/2006      4 years from date of purchase            100            5.18         Floating
COI0410          4/1/2006      4 years from date of purchase            100            3.99         Floating
COI0510          5/1/2006      4 years from date of purchase            100           10.63         Floating
COI0610          6/1/2006      4 years from date of purchase            100            9.02         Floating

                                       T-4

                                                                                                   Interest
 Series No.     Issue Date            Maturity Date(1)             Issued      Outstanding           Rate
------------   ------------   -------------------------------    ----------    ------------     -------------
                                                                       (PLN millions)
COI0710          7/1/2006      4 years from date of purchase            100           11.48         Floating
COI0810          8/1/2006      4 years from date of purchase            100           14.22         Floating
COI0910          9/1/2006      4 years from date of purchase            100           13.26         Floating
COI1010         10/1/2006      4 years from date of purchase            100           10.02         Floating
COI1110         11/1/2006      4 years from date of purchase            100           20.15         Floating
COI1210         12/1/2006      4 years from date of purchase            100            6.70         Floating
COI0111          1/1/2007      4 years from date of purchase            100            7.69         Floating
COI0211          2/1/2007      4 years from date of purchase            100            5.12         Floating
COI0311          3/1/2007      4 years from date of purchase            100            6.80         Floating
COI0411          4/1/2007      4 years from date of purchase            100            2.72         Floating
COI0511          5/1/2007      4 years from date of purchase            100            4.97         Floating
COI0611          6/1/2007      4 years from date of purchase            100            4.66         Floating
COI0711          7/1/2007      4 years from date of purchase            100            8.91         Floating
COI0811          8/1/2007      4 years from date of purchase            100           16.62         Floating
COI0911          9/1/2007      4 years from date of purchase            100           12.27         Floating
COI1011         10/1/2007      4 years from date of purchase            100           10.32         Floating
COI1111         11/1/2007      4 years from date of purchase            100           15.53         Floating
COI1211         12/1/2007      4 years from date of purchase            100           35.09         Floating
COI0112          1/1/2008      4 years from date of purchase            100           93.43         Floating
COI0212          2/1/2008      4 years from date of purchase            200           33.28         Floating
COI0312          3/1/2008      4 years from date of purchase            200           36.31         Floating
COI0412          4/1/2008      4 years from date of purchase            200           67.10         Floating
COI0512          5/1/2008      4 years from date of purchase            200           30.38         Floating
COI0612          6/1/2008      4 years from date of purchase            200           36.95         Floating
COI0712          7/1/2008      4 years from date of purchase            200           86.39         Floating
COI0812          8/1/2008      4 years from date of purchase            200           75.40         Floating
COI0912          9/1/2008      4 years from date of purchase            200           71.99         Floating
COI1012         10/1/2008      4 years from date of purchase            200          117.13         Floating
COI1112         11/1/2008      4 years from date of purchase            500           62.60         Floating

                                       T-5

                                                                                                   Interest
 Series No.     Issue Date            Maturity Date(1)             Issued      Outstanding           Rate
------------   ------------   -------------------------------    ----------    ------------     -------------
                                                                       (PLN millions)
COI1212         12/1/2008      4 years from date of purchase            500           50.33         Floating
COI0113          1/1/2009      4 years from date of purchase            500           23.65         Floating
COI0213          2/1/2009      4 years from date of purchase            500           24.72         Floating
COI0313          3/1/2009      4 years from date of purchase            500           66.91         Floating
                                                                 ----------    ------------
TOTAL                                                              7,700.00        1,188.99
                                                                 ==========    ============
EDO1014         10/1/2004      10 years from date of purchase           100            5.29         Floating
EDO1114         11/1/2004      10 years from date of purchase           100           10.00         Floating
EDO1214         12/1/2004      10 years from date of purchase           100           28.26         Floating
EDO0115          1/3/2005      10 years from date of purchase           100           10.14         Floating
EDO0215          2/1/2005      10 years from date of purchase           100           12.35         Floating
EDO0315          3/1/2005      10 years from date of purchase           100            4.77         Floating
EDO0415          4/1/2005      10 years from date of purchase           100            6.11         Floating
EDO0515          5/2/2005      10 years from date of purchase           100            4.87         Floating
EDO0615          6/1/2005      10 years from date of purchase           100            3.84         Floating
EDO0715          7/1/2005      10 years from date of purchase           100            1.54         Floating
EDO0815          8/1/2005      10 years from date of purchase           100            1.43         Floating
EDO0915          9/1/2005      10 years from date of purchase           100            2.80         Floating
EDO1015         10/1/2005      10 years from date of purchase           100            1.18         Floating
EDO1115         11/2/2005      10 years from date of purchase           100            2.61         Floating
EDO1215         12/1/2005      10 years from date of purchase           100            5.01         Floating
EDO0116          1/1/2006      10 years from date of purchase           100            6.36         Floating
EDO0216          2/1/2006      10 years from date of purchase           100            4.92         Floating
EDO0316          3/1/2006      10 years from date of purchase           100            2.24         Floating
EDO0416          4/1/2006      10 years from date of purchase           100            1.39         Floating
EDO0516          5/1/2006      10 years from date of purchase           100            1.33         Floating
EDO0616          6/1/2006      10 years from date of purchase           100            1.28         Floating
EDO0716          7/1/2006      10 years from date of purchase           100            4.04         Floating
EDO0816          8/1/2006      10 years from date of purchase           100            5.30         Floating

                                       T-6

                                                                                                   Interest
 Series No.     Issue Date            Maturity Date(1)             Issued      Outstanding           Rate
------------   ------------   -------------------------------    ----------    ------------     -------------
                                                                       (PLN millions)
EDO0916          9/1/2006      10 years from date of purchase           100            3.12         Floating
EDO1016         10/1/2006      10 years from date of purchase           100            2.52         Floating
EDO1116         11/1/2006      10 years from date of purchase           100            6.63         Floating
EDO1216         12/1/2006      10 years from date of purchase           100            9.71         Floating
EDO0117          1/1/2007      10 years from date of purchase           100           15.07         Floating
EDO0217          2/1/2007      10 years from date of purchase           100           14.46         Floating
EDO0317          3/1/2007      10 years from date of purchase           100            9.01         Floating
EDO0417          4/1/2007      10 years from date of purchase           100            5.38         Floating
EDO0517          5/1/2007      10 years from date of purchase           100           14.93         Floating
EDO0617          6/1/2007      10 years from date of purchase           100            6.64         Floating
EDO0717          7/1/2007      10 years from date of purchase           100           11.77         Floating
EDO0817          8/1/2007      10 years from date of purchase           100           18.07         Floating
EDO0917          9/1/2007      10 years from date of purchase           100           39.53         Floating
EDO1017         10/1/2007      10 years from date of purchase           100           29.53         Floating
EDO1117         11/1/2007      10 years from date of purchase           100           40.26         Floating
EDO1217         12/1/2007      10 years from date of purchase           200           95.10         Floating
EDO0118          1/1/2008      10 years from date of purchase           200           89.20         Floating
EDO0218          2/1/2008      10 years from date of purchase           200           35.88         Floating
EDO0318          3/1/2008      10 years from date of purchase           200           51.78         Floating
EDO0418          4/1/2008      10 years from date of purchase           200           34.69         Floating
EDO0518          5/1/2008      10 years from date of purchase           200           29.94         Floating
EDO0618          6/1/2008      10 years from date of purchase           200           20.73         Floating
EDO0718          7/1/2008      10 years from date of purchase           200           53.37         Floating
EDO0818          8/1/2008      10 years from date of purchase           200           69.49         Floating
EDO0918          9/1/2008      10 years from date of purchase           200           52.08         Floating
EDO1018         10/1/2008      10 years from date of purchase           200          210.07         Floating
EDO1118         11/1/2008      10 years from date of purchase           500           75.12         Floating
EDO1218         12/1/2008      10 years from date of purchase           500           81.15         Floating
EDO0119          1/1/2009      10 years from date of purchase           500           72.07         Floating

                                       T-7

                                                                                                   Interest
 Series No.     Issue Date            Maturity Date(1)             Issued      Outstanding           Rate
------------   ------------   -------------------------------    ----------    ------------     -------------
                                                                       (PLN millions)
EDO0219          2/1/2009      10 years from date of purchase           500           37.65         Floating
EDO0319          3/1/2009      10 years from date of purchase           500           93.37         Floating
                                                                 ----------    ------------
TOTAL                                                              8,500.00         1455.36
                                                                 ==========    ============
DOS0409          4/1/2007      2 years from date of purchase          1,000           70.24             4.00%
DOS0509          5/1/2007      2 years from date of purchase          1,000          115.96             4.20%
DOS0609          6/1/2007      2 years from date of purchase          1,000           83.26             4.20%
DOS0709          7/1/2007      2 years from date of purchase          1,000           87.85             4.50%
DOS0809          8/1/2007      2 years from date of purchase          1,000          136.31             4.50%
DOS0909          9/1/2007      2 years from date of purchase          1,000          170.17             4.75%
DOS1009         10/1/2007      2 years from date of purchase          1,000          124.79             4.75%
DOS1109         11/1/2007      2 years from date of purchase          1,000          201.55             4.75%
DOS1209         12/1/2007      2 years from date of purchase          1,000          422.94             5.30%
DOS0110          1/1/2008      2 years from date of purchase          1,000          466.47             5.50%
DOS0210          2/1/2008      2 years from date of purchase          1,000          113.60             5.30%
DOS0310          3/1/2008      2 years from date of purchase          1,000          161.28             5.50%
DOS0410          4/1/2008      2 years from date of purchase          1,000          153.32             5.70%
DOS0510          5/1/2008      2 years from date of purchase          1,000          134.32             5.70%
DOS0610          6/1/2008      2 years from date of purchase          1,000          244.82             6.00%
DOS0710          7/1/2008      2 years from date of purchase          1,000          485.13             6.25%
DOS0810          8/1/2008      2 years from date of purchase          1,000          483.15             6.25%
DOS0910          9/1/2008      2 years from date of purchase          1,000          265.47             6.00%
DOS1010         10/1/2008      2 years from date of purchase          1,000          573.25             5.80%
DOS1110         11/1/2008      2 years from date of purchase          1,000          299.65             6.25%
DOS1210         12/1/2008      2 years from date of purchase          1,000          255.45             6.25%
DOS0111          1/1/2009      2 years from date of purchase          1,000          238.50             5.75%
DOS0211          2/1/2009      2 years from date of purchase          1,000          157.00             5.25%
DOS0311          3/1/2009      2 years from date of purchase          1,000          305.94             5.50%
                                                                 ----------    ------------
TOTAL                                                             24,000.00        5,750.41
                                                                 ==========    ============

                                       T-8

                                                                                                   Interest
 Series No.     Issue Date            Maturity Date(1)             Issued      Outstanding           Rate
------------   ------------   -------------------------------    ----------    ------------     -------------
                                                                       (PLN millions)
 SP0609          6/1/2004                 6/1/2009                      500           43.87             7.00%
 SP0909          9/1/2004                 9/1/2009                      500          116.51             7.30%
 SP1209         12/1/2004                12/1/2009                      500          281.95             6.50%
 SP0310          3/1/2005                 3/1/2010                      500           37.19             5.50%
 SP0610          6/1/2005                 6/1/2010                      500          515.24             5.00%
 SP0910          9/1/2005                 9/1/2010                      500           21.02             4.40%
 SP1210         12/1/2005                12/1/2010                      500           50.19             4.50%
                                                                 ----------    ------------
 TOTAL                                                             3,500.00         1065.96
                                                                 ==========    ============

----------
(1)  A series with a maturity date expressed as being a date falling a specified time after the "date of purchase" will be sold to purchasers within the month following its stated issue date and will be repayable on that maturity date.

Source: Ministry of Finance

                                       T-9

                          State Treasury External Debt

                With a maturity at issuance of more than one year

                              As at March 31, 2009

                                                                                    Principal Amount
                                                                               --------------------------
                                                       Year of      Year of      Fixed          Floating     Interest
                                         Currency       Issue      Maturity       Rate            Rate        Rate(1)
                                        ----------   ----------   ----------   ----------      ----------   ----------
                                                                                      ($ millions)
Paris Club Creditors                           JPY         1991         2014        118.1              --         3.90
Other External Creditors(2)
  Collateralized Par Bonds                     US$         1994         2024        215.9              --         4.00(3)
  Collateralized RSTA Bonds                    US$         1994         2024        124.6              --         4.75(3)
  $100 million 7.75% Notes                     US$         1997         2017        100.0              --         7.75
  (euro)600 million 6% Notes                   EUR         2000         2010        710.1              --         6.00
  (euro)1 billion 5.5% Notes                   EUR         2001         2011      1,183.5              --         5.50
  (euro)750 million 5.5% Notes                 EUR         2002         2012        887.6              --         5.50
  $1.4 billion 6.25% Notes                     US$         2002         2012      1,400.0              --         6.25
  (pound)400 million 5.625% Notes              GBP         2002         2010        689.9              --        5.625
  (euro)3 billion 4.5% Notes                   EUR         2003         2013      3,550.5              --         4.50
  (Y)25 billion 0.84% Notes                    JPY         2003         2010        213.0              --         0.84
  $1 billion 5.25% Notes                       US$         2003         2014      1,000.0              --         5.25
  $400 million 6m Libor +0.325% Notes          US$         2003         2010           --           400.0    Floating
  (euro)1.5 billion 3.875% Notes               EUR         2004         2009      1,775.3              --        3.875
  CHF400 million 2.125% Notes                  CHF         2004         2009        304.0              --        2.125
  (Y)6.8 billion 2.6475% Notes                 JPY         2004         2034         57.9              --       2.6475
  (Y)50 billion 1.02% Notes                    JPY         2004         2009        426.1              --         1.02
  (Y)16.8 billion 3.22% Notes                  JPY         2004         2034        143.2              --         3.22
  (euro)5.25 billion 4.2% Notes                EUR         2005         2020      6,213.5              --         4.20
  (euro)500 million 4.45% Notes                EUR         2005         2035        591.8              --         4.45
  CHF400 million 1.875% Notes                  CHF         2005         2010        304.0              --        1.875
  CHF1.5 billion 2.625% Notes                  CHF         2005         2015      1,140.1              --        2.625
  (Y)75 billion 1.0% Notes                     JPY         2005         2012        639.1              --         1.00
  (euro)500 million 4.25% Notes                EUR         2005         2055        591.8              --         4.25
  $81.81 million 3m Libor +0.115%              US$         2005         2015           --            81.8    Floating
  Notes
  $1 billion 5.0% Notes                        US$         2005         2015      1,000.0              --         5.00
  $100 million 5.408% Notes                    US$         2005         2035        100.0              --        5.408
  (Y)50 billion 2.24% Notes                    JPY         2005         2021        426.1              --         2.24
  (euro)3 billion 3.625% Notes                 EUR         2006         2016      3,631.2              --        3.625
  (Y)25 billion 2.06% Notes                    JPY         2006         2016        212.1              --         2.06
  (Y)60 billion 2.62% Notes                    JPY         2006         2026        509.1              --         2.62
  (euro)1.5 billion 4.5% Notes                 EUR         2007         2022      1,938.4              --         4.50
  CHF 725 million 2.875% Notes                 CHF         2007         2012        633.7              --        2.875
  CHF1 billion 3.25% Notes                     CHF         2007         2019        819.9              --         3.25
  (Y)50 billion 2.81% Notes                    JPY         2007         2037        451.4              --         2.81
  CHF250 million 3.625% Notes                  CHF         2008         2017        248.6              --        3.625
  (Y)25 billion 3.3% Notes                     JPY         2008         2038        231.2              --         3.30
  (euro)2 billion 5.625% Notes                 EUR         2008         2018      3,100.2              --        5.625
  (euro)1 billion 5.875% Notes                 EUR         2009         2014      1,284.5              --        5.875
  World Bank                                   US$(4)      1992         2009           --            0.71    Floating
  World Bank                                   US$         1992         2009           --             1.8    Floating
  World Bank                                   US$(4)      1993         2010           --             0.8    Floating
  World Bank                                   US$         1996         2013           --             1.4    Floating
  World Bank                                   EUR         1996         2013           --            11.1    Floating
  World Bank                                   US$         1997         2012           --              60    Floating
  World Bank                                   EUR         1997         2012           --            73.6    Floating
  World Bank                                   USD         1997         2012           --            79.4    Floating

                                      T-10

                                                                                    Principal Amount
                                                                               --------------------------
                                                       Year of      Year of      Fixed          Floating     Interest
                                         Currency       Issue      Maturity       Rate            Rate        Rate(1)
                                        ----------   ----------   ----------   ----------      ----------   ----------
                                                                                      ($ millions)
  World Bank                                   EUR         1999         2014           --           223.7    Floating
  World Bank                                   EUR         2000         2015           --            93.7    Floating
  World Bank                                   EUR         2000         2016           --            23.2    Floating
  World Bank                                   EUR         2001         2011           --           150,1    Floating
  World Bank                                   EUR         2004         2014           --           132.7    Floating
  World Bank                                   EUR         2004         2014           --           212.8    Floating
  World Bank                                   EUR         2004         2018           --            58.9    Floating
  World Bank                                   EUR         2005         2018           --           121.3    Floating
  World Bank                                   EUR         2006         2021           --           178.9    Floating
  World Bank                                   EUR         2006         2020           --              40    Floating
  World Bank                                   EUR         2007         2021           --            17.2    Floating
  World Bank                                   EUR         2008         2038           --           1,331    Floating
  European Investment Bank                     US$         1993         2013          8.3(5)           --         6.80(6)
  European Investment Bank                     EUR         1994         2014         72.1(5)           --         5.80(6)
  European Investment Bank                     EUR         1996         2016         70.9(5)           --         5.38(6)
  European Investment Bank                     EUR         1998         2022        228.5(5)           --         4.80(6)
  European Investment Bank                     EUR         1998         2018         88.7(5)           --         4.10(6)
  European Investment Bank                     EUR         2000         2019         30.7(5)           --         4.94(6)
  European Investment Bank                     EUR         2000         2020         46.9(5)           --         4.40(6)
  European Investment Bank                     EUR         2001         2020        191.9(5)           --         3.60(6)
  European Investment Bank                     EUR         2001         2031        332.7(5)           --         4.36(6)
  European Investment Bank                     EUR         2002         2026        106.4(5)           --         4.46(6)
  European Investment Bank                     EUR         2003         2030        665.4(5)           --         4.52(6)
  European Investment Bank                     EUR         2004         2017        297.6(5)           --         3.70(6)
  European Investment Bank                     EUR         2004         2017        446.5(5)           --         3.70(6)
  European Investment Bank                     EUR         2005         2013        332.7(5)           --         3.67(6)
  European Investment Bank                     EUR         2006         2019        665.4(5)           --         4.80(6)
  European Investment Bank                     EUR         2006         2027        465.7(5)           --         4.51(6)
  European Investment Bank                     EUR         2007         2039         26.6(5)           --         4.06(6)
  European Investment Bank                     EUR         2007         2016        632.1(5)           --         4.07(6)
  European Investment Bank                     EUR         2008         2018        758.5(5)           --         4.61(6)
  Council of Europe Development Bank           EUR         1999         2014          7.3              --         4.55
  Council of Europe Development Bank           EUR         1999         2014          8.7              --         5.57
  Council of Europe Development Bank           EUR         1999         2014         14.5              --         5.56
  Council of Europe Development Bank           EUR         2000         2015          2.8              --         5.99
  Council of Europe Development Bank           EUR         2000         2015         22.7              --         5.78
  Council of Europe Development Bank           EUR         2000         2015          6.2              --         5.78
  Council of Europe Development Bank           EUR         2001         2016         11.8              --         5.31
  Council of Europe Development Bank           EUR         2001         2016          7.7              --         5.41
  Council of Europe Development Bank           EUR         2002         2017          6.3              --         4.98
  Council of Europe Development Bank           EUR         2002         2017          0.1              --         4.59
  Council of Europe Development Bank           EUR         2001         2016         89.9              --         5.33
  Council of Europe Development Bank           EUR         2001         2016         26.1              --         5.35
  Council of Europe Development Bank           EUR         2002         2016         53.5              --       5.4425
  Council of Europe Development Bank           EUR         2002         2017         14.5              --          5.2
  Council of Europe Development Bank           EUR         2003         2018           --            33.3    Floating
  Council of Europe Development Bank           EUR         2005         2020           --              10    Floating
  Council of Europe Development Bank           EUR         2006         2021         23.3              --         4.29
  Council of Europe Development Bank           EUR         2008         2033           --             1.3    Floating
Other loans
                                               JPY          1990        2015         70.6              --         2.90
                                               USD          2008        2023         58.0              --        6.903
                                                                               ----------      ----------
TOTAL                                                                            37,390.4         3,188.6
                                                                               ==========      ==========

                                      T-11

----------
In this table "EUR" means Euro, "US$" means United States dollar and "JPY" means
Japanese yen.

(1)  The interest rate on floating rate external debt is reset periodically by reference to a number of different bases.

(2)  External debt payable to international finance institutions is generally payable in installments over the life of the loans; the remainder is repayable in a single installment at maturity.

(3)  Increasing in stages to 5.00% in 2015.

(4)  Originally denominated in the World Bank's "currency pool" and in 1998 converted to U.S. dollars.

(5)  The exchange rate as at March 31, 2009.

(6)  The interest rate of the last tranche.

Source: Ministry of Finance

                                      T-12

                          State Guarantees and Sureties

                With a maturity at issuance of more than one year

                              As at March 31, 2009

                                                               Maturities
                                     ---------------------------------------------------------------
                                       2009       2010       2011       2012       2013       2014
                                     --------   --------   --------   --------   --------   --------
                                                              (PLN millions)
Foreign guarantees ...............      725.9    1,396.3      749.7      770.2     1569.8     1889.2
Domestic sureties and guarantees .    2,914.4    1,017.5    4,274.7      438.2          0          0
                                     --------   --------   --------   --------   --------   --------
TOTAL ............................    3,640.3    2,413.8    5,024.4    1,208.4    1,569.8    1,889.2
                                     ========   ========   ========   ========   ========   ========

----------
Source:  Ministry of Finance

                                      T-13

                                     ISSUER

                              The State Treasury of
                             the Republic of Poland
                               Ministry of Finance
                              ul. Swietokrzyska 12
                                  00-916 Warsaw
                                     Poland

                                  FISCAL AGENT

                              Citibank N.A., London
                               5 Carmelite Street
                                 London EC4Y 0PA
                                     England

                                 LEGAL ADVISERS

To the Republic of Poland as to                  To the Republic of Poland as to
     United States law:                                    Polish law:
      White & Case LLP                                    White & Case
     5 Old Broad Street                           W. Danilowicz, W. Jurcewicz i
      London EC2N 1DW                              Wspolnicy-Kancelaria Prawna
          England                                       Spolka Komandytowa
                                                         Centrum Krolewska
                                                       ul. Marszalkowska 142
                                                           00-061 Warsaw
                                                              Poland

                  LUXEMBOURG LISTING, PAYING AND TRANSFER AGENT
            Dexia Banque Internationale a Luxembourg, societe anonyme
                                 69 route d'Esch
                                L-2953 Luxembourg
                                   Luxembourg

                                     PART II

(As required by Items (11) and (14) of Schedule B of the Securities Act of 1933)

I.   The issuer hereby agrees to furnish the opinions of the Director of the
     Legal Department of the Ministry of Finance, Republic of Poland as to the
     legality of each issue of the securities in post-effective amendments to this Registration Statement or in a report filed under the Securities
     Exchange Act of 1934 that is incorporated by reference in this Registration
     Statement, in each case together with a translation, where necessary, into the English language.

II.  An itemized statement showing estimated expenses of the State Treasury, other than underwriting discounts and commissions, in connection with the offering and sale of a particular issue of securities will be provided in the post-effective amendment to the Registration Statement relating to such issue or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

                                  UNDERTAKINGS

The State Treasury hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i)  to include any prospectus required by section 10(a)(3) of the
          Securities Act of 1933; and

     (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration
          Statement;

     provided, however, that the State Treasury shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii)
     above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange
     Act of 1934 that is incorporated by reference in this Registration
     Statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for purposes of determining any liability under the Securities Act of
     1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as at the time it was declared effective.

                                      II-1

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement consists of:

(1)  Facing sheet

(2)  Cross Reference sheet

(3)  Part I consisting of the Prospectus

(4)  Part II consisting of pages numbered II-1 through II-4

(5)  The following exhibits:

     (A)  Form of proposed Underwriting Agreement

     (B)  Form of proposed Fiscal Agency Agreement

     (C)  Form of Note (attached to the form of Fiscal Agency Agreement)

     (D)  Opinion of the Director of the Legal Department, Ministry of Finance,
          Republic of Poland as to the legality of the Securities

     (E)  Opinions of White & Case LLP, U.S. counsel, and White & Case W.
          Danilowicz, W. Jurcewicz i Wspolnicy - Kancelaria Prawna Spolka
          Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Securities

     (F)  The consent of the Director of the Legal Department, Ministry of
          Finance, Republic of Poland (included in (D))

     (G)  The consents of White & Case LLP and White & Case W. Danilowicz, W.
          Jurcewicz i Wspolnicy - Kancelaria Prawna Spolka Komandytowa (included in (E))

     (H)  The consent of Jan Vincent-Rostowski, Minister of Finance, Ministry of
          Finance, Republic of Poland (included on page II-3)

                                      II-2

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has
duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Warsaw on June 26, 2009.

THE STATE TREASURY OF THE REPUBLIC OF POLAND,
represented by the Minister of Finance

By  Dominik Radziwill
    ---------------------------------------------------------------
Name: Dominik Radziwill (1)

Title: Undersecretary of State in the Ministry of Finance, Republic of Poland

----------
(1)  Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

                                      II-3

                                  EXHIBIT INDEX

Exhibit
Number    Description                                                   Page No.

      A   Form of Underwriting Agreement

      B   Form of Fiscal Agency Agreement

      C   Form of Note (attached to the form of Fiscal Agency
          Agreement under A above)

      D   Opinion of the Director of the Legal Department, Ministry
          of  Finance, Republic of Poland

      E   Opinions of White & Case LLP, U.S. counsel, and White &
          Case W. Danilowicz, W. Jurcewicz i Wspolnicy-Kancelaria
          Prawna Spolka Komandytowa, Polish counsel, to the Republic of Poland as to the legality of the Notes

      F   The consent of the Director of the Legal Department,
          Ministry of Finance, Republic of Poland (included in (D))

      G   The consents of White & Case LLP and White & Case W.
          Danilowicz, W. Jurcewicz i Wspolnicy-Kancelaria Prawna
          Spolka Komandytowa (included in (E))

      H   Consent of Jan Vincent-Rostowski, Minister of Finance,
          Ministry of Finance, Republic of Poland (included on page
          II-3)

                                      II-4